3/5

04024918

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Swiss Reinsurance Co.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 10 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4248 FISCAL YEAR 12-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 5/7/04

Annual Report 2003
Financial Statements

Swiss Reinsurance Co.

140th Annual Report
Financial Statements 2003

Contents

The Business Report appears separately.
See Annual Report 2003 – Business Report.

Income statement

For the years ended 31 December

CHF millions	Notes	2002	2003
Revenues			
Premiums earned	15	29 058	**30 740**
Net investment income	2	5 494	**4 606**
Net realised investment gains/losses	2	–730	**376**
Trading revenues	2	228	**472**
Other revenues		365	**236**
Total revenues		34 415	**36 430**
Expenses			
Claims and claim adjustment expenses	7, 15	–14 485	**–14 898**
Life and health benefits	15	–10 084	**–9 085**
Acquisition costs	15	–6 220	**–6 854**
Amortisation of goodwill	4	–350	**–315**
Other operating costs and expenses		–3 240	**–2 942**
Total expenses		–34 379	**–34 094**
Income before income tax expense		36	**2 336**
Income tax expense	10	–127	**–634**
Net income/loss		–91	**1 702**
Earnings/losses per share in CHF			
Basic	9	–0.29	**5.48**
Diluted	9	–0.29	**5.43**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet

As of 31 December

Assets

CHF millions	Notes	2002	2003
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2002: 61 514; 2003: 64 274)		59 282	**63 131**
Trading, at fair value (amortised cost: 2002: 527; 2003: 1 129)		517	**1 131**
Equity securities – Available-for-sale, at fair value (cost: 2002: 13 080; 2003: 6 335)		12 259	**6 751**
Mortgages and other loans		6 939	**6 133**
Investment real estate		1 537	**1 646**
Short-term investments, at amortised cost, which approximates fair value		3 356	**7 339**
Other invested assets		2 838	**2 074**
Total investments		86 728	**88 205**
Cash and cash equivalents		3 773	**5 429**
Accrued investment income		1 010	**1 011**
Premiums and other receivables		12 397	**11 651**
Reinsurance recoverable on unpaid claims and policy benefits	15	6 443	**6 657**
Funds held by ceding companies		18 266	**19 870**
Deferred acquisition costs	5, 15	4 142	**4 754**
Acquired present value of future profits	5	6 668	**5 952**
Goodwill	4	3 369	**2 885**
Income taxes recoverable		432	**484**
Financial services assets		11 575	**15 697**
Other assets		7 054	**7 103**
Total assets		161 857	**169 698**

The accompanying notes are an integral part of the Group financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2002	2003
Liabilities			
Unpaid claims and claim adjustment expenses	7, 15	62 652	**63 474**
Liabilities for life and health policy benefits	15	37 269	**37 244**
Unearned premiums	15	6 754	**6 457**
Funds held under reinsurance treaties		6 543	**7 530**
Reinsurance balances payable		5 221	**5 567**
Income taxes payable		340	**724**
Deferred income taxes	10	1 423	**1 565**
Financial services liabilities		11 599	**15 733**
Short-term debt		1 331	**1 207**
Accrued expenses and other liabilities		6 376	**6 879**
Long-term debt	6	5 663	**4 807**
Total liabilities		145 171	**151 187**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2002 and 2003: 322 057 870 shares authorised and issued		32	**32**
Additional paid-in capital		5 969	**5 821**
Accumulated other comprehensive income:			
Net unrealised investment gains/losses, net of deferred tax		–715	**401**
Foreign currency translation		–913	**–1 426**
Total accumulated other comprehensive income		–1 628	**–1 025**
Retained earnings		12 176	**13 573**
Reserve for own shares	9	137	**110**
Total shareholders' equity		16 686	**18 511**
Total liabilities and shareholders' equity		161 857	**169 698**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Net unrealised gains/losses, net of tax	Foreign currency translation	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2001	32	5 757	2 259	1 288	13 044	218	22 598
Net income/loss					−91		−91
Change in unrealised gains/losses on securities, net (note 2)			−2 974				−2 974
Change in foreign currency translation				−2 201			−2 201
Dividends					−776		−776
Change in own shares (note 9)					81	−81	
Equity issued		212					212
Additional minimum liability, net (note 11)					−82		−82
Balance as of 31 December 2002	32	5 969	−715	−913	12 176	137	16 686
Net income					1 702		1 702
Change in unrealised gains/losses on securities, net (note 2)			1 116				1 116
Change in foreign currency translation				−513			−513
Dividends					−310		−310
Change in own shares (note 9)					27	−27	
Equity repurchased		−148					−148
Additional minimum liability, net (note 11)					−22		−22
Balance as of 31 December 2003	**32**	**5 821**	**401**	**−1 426**	**13 573**	**110**	**18 511**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the years ended 31 December

CHF millions	2002	2003
Net income/loss	−91	**1 702**
Other comprehensive income:		
Change in foreign currency translation	−2 201	**−513**
Change in unrealised gains/losses, net of tax	−2 974	**1 116**
Additional minimum liability, net	−82	**−22**
Comprehensive income/loss	−5 348	**2 283**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow

For the years ended 31 December

CHF millions	2002	2003
Cash flows provided/used by operating activities		
Net income/loss	−91	**1 702**
Adjustments to reconcile net income/loss to net cash provided/used by operating activities:		
Depreciation, amortisation and other non-cash items	983	**1 366**
Net realised investment gains/losses	730	**−376**
Change in technical provisions, net	1 577	**3 152**
Change in reinsurance receivables and funds held by ceding companies	617	**−841**
Change in other assets and liabilities	49	**−789**
Change in income taxes payable/recoverable	76	**290**
Income from equity-accounted investees, net of dividends received	130	**89**
Change in financial services assets and liabilities	−191	**218**
Net cash provided/used by operating activities	3 880	**4 811**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale of investments	74 133	**59 042**
Purchase of investments	−78 856	**−63 402**
Net purchase/sale of short-term investments	85	**−4 392**
Equity securities:		
Proceeds from sale of investments	13 144	**13 905**
Purchase of investments	−12 321	**−6 826**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	1 056	**−360**
Other investments, net	−1 275	**310**
Net cash provided/used by investing activities	−4 034	**−1 723**
Cash flows provided/used by financing activities		
Issuance of long-term debt	214	**135**
Issuance/repayment of other debt	−290	**−1 017**
Equity issued	212	
Capital repayment		**−148**
Dividends paid	−776	**−310**
Net cash provided/used by financing activities	−640	**−1 340**
Total net cash provided/used	−794	**1 748**
Effect of foreign currency translation	−451	**−92**
Change in cash and cash equivalents	−1 245	**1 656**
Cash and cash equivalents as of 1 January	5 018	**3 773**
Cash and cash equivalents as of 31 December	3 773	**5 429**

The accompanying notes are an integral part of the Group financial statements.

Notes to the Group financial statements

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance, alternative risk transfer products and services to insurance companies, clients and others worldwide. Reinsurance and other related products and services are delivered to clients through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Swiss GAAP FER and comply with Swiss corporate legislation. They include the financial statements of Swiss Re Zurich and its subsidiaries. The presentation requirements of FER 14 have been complied with except that certain financial information has been disclosed in the notes and not in the primary financial statements. All significant inter-company transactions and balances have been eliminated on consolidation.

Scope of consolidation

Companies in which Swiss Re Zurich, directly or indirectly, holds a voting majority or otherwise controls are consolidated in the Group accounts. Companies in which Swiss Re Zurich maintains a direct or indirect holding of between 20% and 50% and has a significant influence, but not a controlling interest, are accounted for using the equity method and are included in other invested assets. The Swiss Re Group's share of net profit or loss in investees accounted for under the equity method is included in net investment income. Equity and net income of these companies are adjusted as necessary to be in line with the Group accounting policies. The results of consolidated subsidiaries and investees accounted for using the equity method are included in the financial statements for the period commencing from the date of acquisition.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Investments

The Group's investments in fixed income securities are classified as available-for-sale ("AFS") or trading. Fixed income securities AFS are reported at amortised cost. Trading fixed income securities are carried at fair value with unrealised gains and losses being included in the income statement.

Equity investments AFS are carried at fair value, based on quoted market prices, with the difference between original cost and fair value included in shareholders' equity. The cost of equity securities is reduced to fair value, with a corresponding charge to net realised investment gains/losses for declines in value that are other than temporary.

Subsequent recoveries to original cost for equity securities that are deemed to be a reversal of the impairment are recognised in income.

Interest on fixed income securities is recorded as income when earned and is adjusted for the amortisation of any purchase premium or discount. Dividends on equity securities are recorded on the basis of the ex-dividend date. Realised gains and losses on sales are included in the income statement and are calculated using the specific identification method.

Mortgages and other loans are carried at amortised cost (effective yield method), net of any allowance for amounts estimated to be uncollectible. Other loans consist of mortgage participations associated with linked investment contracts where the contract-holders bear all investment risk.

Investment in real estate that the Group intends to hold for the production of income is carried at depreciated cost, net of any write-down for impairment in value. An impairment in value is recognised if the estimated future undiscounted cash flows from the use of the real estate asset are less than its carrying value. Impairments in value, depreciation and other related charges or credits are included in net investment income. Investment in real estate held for sale is carried at the lower of cost or fair value, less estimated selling costs, and is not depreciated. Reductions in the carrying value of real estate held for sale are included in net realised investment gains/losses.

Short-term investments are carried at amortised cost, which approximates fair value. The Group considers highly liquid investments purchased with an original maturity of one year or less, but greater than three months, to be short-term investments.

Other invested assets include affiliated companies, derivative financial instruments and private equity investments.

The Group enters into security lending arrangements under which it loans certain securities in exchange for collateral and receives security lending fees. The Group's policy is to require collateral, consisting of cash or securities, equal to at least 102% of the carrying value of the securities loaned. In certain arrangements, the Group may accept collateral of less than 102%, if the structure of the overall transaction offers an equivalent level of security. Cash received as collateral is recognised along with an obligation to return the cash. Securities received as collateral that can be sold or repledged are also recognised along with an obligation to return those securities. Security lending fees are recognised over the term of the related loans.

Own shares

Swiss Re shares purchased by the Group are recorded at market value and are classified and accounted for as equity securities AFS. Unrealised gains and losses are recorded in equity. The specific identification method is used to determine the cost of own shares sold. Any gains or losses on the disposition of own shares are recorded in the income statement.

Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures as part of an overall risk management strategy. These instruments include derivative financial instruments indexed to the

Group's own shares. Derivative financial instrument assets are included in other invested assets and are primarily used as a means of managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities and also to lock in attractive investment conditions for funds which become available in the future. The Group recognises all of its derivative instruments on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is used to hedge the fair value of assets or liabilities, changes in the fair value of the derivative are recognised in earnings, together with changes in the fair value of the related hedged item. If the derivative is used to hedge the variability in expected future cash flow related to a particular risk, changes in the derivative's fair value are reported in other comprehensive income until the hedged item is recognised in earnings. The ineffective portion of the hedge is recognised in earnings.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, highly liquid debt instruments, and short-term deposits purchased with an original maturity of three months or less.

Deferred acquisition costs

Acquisition costs, which vary with, and are primarily related to, the production of new business, are deferred to the extent they are deemed recoverable from future gross profits. Deferred acquisition costs consist principally of commissions. Deferred acquisition costs associated with property and casualty reinsurance business are amortised in proportion to the property and casualty premiums earned. Future investment income is considered in determining the recoverability of deferred acquisition costs on property and casualty business. Deferred acquisition costs associated with life and health reinsurance business are amortised over the premium-paying period. For investment-type contracts, deferred acquisition costs are amortised in relation to the present value of estimated gross profits.

Acquired present value of future profits

The acquired present value of future profits ("PVFP") of business in force is recorded in connection with the acquisition of life and/or health operations. The initial value is determined actuarially by discounting estimated future gross profits as a measure of the value of business acquired. The resulting asset is amortised on a constant yield basis over the expected revenue recognition period of the business acquired, generally over periods ranging up to 30 years, with the accrual of interest added to the unamortised balance at the earned rate. The carrying value of PVFP is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in income during the period in which the determination of impairment is made.

Goodwill

The excess of the cost of acquired businesses over the fair value of net assets acquired is recorded as goodwill (purchase method). It is amortised using the straight-line method over periods that correspond with the benefits expected to be derived from the related acquisition. Goodwill is amortised over periods of between 5 and 20 years.

The carrying value of goodwill is reviewed periodically for indicators of impairment in value. Adjustments to reflect impairment in value are recognised in income during the period in which the determination of impairment is made.

Financial services assets and liabilities

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt. Operational debt is generally excluded from financial leverage calculations. "Financial services assets and liabilities" are valued according to the relevant principles for the underlying instruments.

Other assets

Other assets include investments for separate account business relating to certain types of insurance contracts where the contract-holder bears the investment risk, deferred expenses on retroactive reinsurance, prepaid reinsurance premiums, own-use real estate, property, plant and equipment, accrued income and prepaid assets. Separate account business assets and liabilities are valued at market value, and unrealised gains/losses are included in the income statement. Own-use real estate and property, plant and equipment are carried at depreciated cost. Deferred expenses on retroactive reinsurance policies are amortised into income over the expected claims-paying period.

Capitalised software costs

External direct costs of materials and services incurred to develop or obtain internal use software, payroll and payroll-related costs for employees who are directly associated with software development and interest cost incurred while developing internal use software are capitalised and amortised on a straight-line basis over a period of three years through the income statement.

Deferred income taxes

Deferred income tax assets and liabilities are recognised based on the difference between financial statement carrying amounts and the corresponding income tax bases of assets and liabilities using enacted income tax rates and laws. A valuation allowance is recorded against deferred tax assets when it is deemed more likely than not that some or all of the deferred tax asset may not be realised.

Unpaid claims and claim adjustment expenses

Liabilities for unpaid claims and claim adjustment expenses for property and casualty reinsurance contracts are accrued when insured events occur and are based on the estimated ultimate cost of settling the claims, using reports and individual case estimates received from ceding companies. A provision is also included for claims incurred but not reported, which is developed on the basis of past experience adjusted for current trends and other factors that modify past experience. The establishment of the appropriate level of reserves is an inherently uncertain process involving estimates and judgements made by management, and therefore there can be no assurance that ultimate claims and claim adjustment expenses will not exceed the loss reserves currently established. These estimates are regularly reviewed, and adjustments for differences between estimates and actual payments for claims and for changes in estimates are reflected in income in the period in which the estimates are changed or payments are made.

Unpaid property and casualty claims provisions may only be discounted if the payment pattern and ultimate cost are fixed and reasonably determinable.

Equalisation reserves

Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses are established and included in the unpaid claims and claim adjustment expenses liabilities.

Liabilities for life and health policy benefits

Liabilities for life and health policy benefits from reinsurance business are generally calculated using the net level premium method, based on assumptions as to investment yields, mortality, withdrawals and policyholder dividends. Assumptions are set at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. The assumptions are based on projections from past experience, making allowance for possible adverse deviation. Interest assumptions for life and health reinsurance benefits liabilities range from 2.25% to 14%. Assumed mortality rates are generally based on experience multiples applied to the actuarial select and ultimate tables commonly used in the industry. Withdrawal assumptions for individual life reinsurance contracts issued by the Group range from 1% to 20% and are based on historical experience. Liabilities for investment-type contracts, including separate account (unit-linked) life reinsurance business, are based either on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments, if such payments are guaranteed. Liabilities for policy benefits are increased if it is determined that future cash flows, including investment income, are insufficient to cover future benefits and expenses. The liability for accident and health policy benefits consists of active life reserves and the estimated present value of the remaining ultimate net costs of incurred claims. The active life reserves include unearned premiums and additional reserves. The additional reserves are computed on the net level premium method using assumptions for future investment yield, mortality and morbidity experience. The assumptions are based on projections of past experience and include provisions for possible adverse deviation.

Premiums

Property and casualty reinsurance premiums are recorded when written and include an estimate for written premiums receivable at period end. Premiums earned are generally recognised in income over the contract period in proportion to the amount of reinsurance provided. Unearned premiums consist of the unexpired portion of reinsurance provided. Life reinsurance premiums are earned when due. Related policy benefits are recorded in relation to the associated premium or gross profits so that profits are recognised over the expected lives of the contracts. For investment-type contracts, charges assessed against policyholders' funds for the costs of insurance, surrender charges, actuarial margin and other fees are recorded as income.

Life and health reinsurance premiums for group coverages are generally earned over the term of the coverage. For group contracts that allow experience adjustments to premiums, such premiums are recognised as the related experience emerges.

Reinsurance ceded

The Group uses retrocession arrangements to diversify its risk and to reduce the risk of catastrophic loss on reinsurance assumed. The ceding of risks to retrocessionaires does not relieve the Group of its obligations to its ceding companies. The Group regularly evaluates the financial condition of its retrocessionaires and monitors the concentration of credit risk to minimise its exposure to financial loss from retrocessionaires' insolvency. Premiums and losses ceded under retrocession contracts are reported as reductions of premiums earned and claims and claim adjustment expenses. Amounts recoverable for ceded claims and claim adjustment expenses and ceded unearned premiums under these retrocession agreements are reported as assets in the accompanying consolidated balance sheet.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest. The Group provides reserves for uncollectible amounts on reinsurance balances ceded and assumed, based on management's assessment of the collectibility of the outstanding balances.

The excess of estimated liabilities for claims and claim costs payable over consideration paid in respect of retroactive property and casualty reinsurance contracts which meet risk transfer tests is recorded as a deferred charge. The deferred charges are amortised over the expected settlement periods of the claims liabilities.

Pensions and other post-retirement benefits

The Group accounts for its pension and other post-retirement benefit costs using the accrual method of accounting. Amounts charged to expense are based on periodic actuarial determinations.

Stock-based employee compensation plans

At 31 December 2003 the Group had a fixed option plan and an employee participation plan. These stock-based employee compensation plans, which are described in more detail in note 12, are accounted for using the intrinsic value method. In accordance with the intrinsic value method, the fair value of options is not reflected in net income. The pro-forma impact on net income is given in note 12.

Foreign currency

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange on the balance sheet date. Revenues and expenses are translated at average exchange rates. Unrealised gains and losses resulting from translation of functional currencies to the reporting currency are included as a separate component of shareholders' equity. Realised currency gains and losses resulting from foreign currency transactions are included in income.

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

			2002		**2003**
		Closing rate	Average rate	Closing rate	Average rate
Australian dollar	AUD	77.86	84.66	**93.18**	**87.38**
British pound	GBP	222.59	233.62	**221.40**	**219.67**
Canadian dollar	CAD	87.52	99.41	**95.71**	**96.24**
Euro	EUR	145.10	146.73	**155.98**	**151.91**
Japanese yen	JPY	1.17	1.25	**1.15**	**1.16**
South African rand	ZAR	16.12	14.79	**18.53**	**17.87**
US dollar	USD	138.28	156.18	**123.68**	**134.95**

Earnings per common share

Basic earnings per common share are determined by dividing income/loss available to common shareholders by the weighted average number of common shares entitled to dividends during the year. Diluted earnings per common share reflect the effect on earnings and average common shares outstanding associated with dilutive securities.

Change in basis of presentation

Financial services assets and liabilities

In 2002 the Group adopted additional balance sheet categories for the financial services assets and liabilities generated by the financial services business activities, principally in the Capital Management and Advisory business sector. The cash flow statement has been reclassified to reflect this change as of 31 December 2002.

Trading revenues

In 2003 the Group adopted an additional income statement line item for the trading revenues generated principally by the Capital Management and Advisory business sector in the Financial Services Business Group. Trading revenues include realised gains and losses, unrealised gains and losses and other income from trading activities, net of associated funding costs. The 2002 trading revenues have been reclassified from net realised investment gains/losses and net investment income.

Recent accounting guidance

Derivative financial instruments

The Group is currently evaluating the impact of recent international guidance on accounting for derivatives. The guidance clarifies the scope of embedded derivatives in certain reinsurance agreements including modified coinsurance arrangements. The complexity of the requirements and arrangements involved require detailed analysis to determine whether embedded derivative instruments should be accounted for separately. The Group is in the process of performing the analysis and has not included the results in this year's financial statements. As areas were identified where the scope of the guidance overlaps with the scope of the guidance on variable interest entities, the Group will include the results in the 2004 financial statements. The two sets of guidance will be implemented in parallel.

Guarantees

As of 1 January 2003, the Group adopted new accounting guidance for recognition and measurement of certain guarantees. A liability for the fair value of the obligation assumed under these guarantees is recognised in the balance sheet for guarantees issued or modified after 31 December 2002. The Group has certain derivatives with similar characteristics to guarantees. The derivatives are included in the disclosure on derivative financial instruments.

Variable interest entities

In January 2003, new international guidance was issued on the consolidation of variable interest entities ("VIEs"). This guidance was subsequently revised and replaced in December 2003. The guidance requires a company to consolidate a VIE if the company is defined as the primary beneficiary. The primary beneficiary absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both.

The Group applied the guidance issued in January 2003 to all VIEs created after 31 January 2003 in the 2003 interim financial statements. The revised guidance has also been applied to these VIEs in the 2003 annual financial statements.

The Group is in the process of analysing the impact of the revised guidance on VIEs created or acquired before 31 January 2003 and will apply the revised guidance to these VIEs in the 2004 financial statements.

Own shares

Swiss GAAP FER has issued new guidance for the recognition and measurement of own shares. Own shares will be reported at cost as a deduction from shareholders' equity rather than as an asset. The new measurement and recognition method is effective as of 1 January 2004.

Notes to the Group financial statements

2. Investments

Investment income

Net investment income by source was as follows:

CHF millions	2002	2003
Fixed income securities	3 467	**3 113**
Equity securities	358	**259**
Mortgages and other loans	651	**555**
Investment real estate	96	**89**
Short-term investments	106	**71**
Other current investments	66	**41**
Equity in earnings of equity-accounted investees	68	**–39**
Cash and cash equivalents	69	**67**
Deposits with ceding companies	910	**734**
Gross investment income	5 791	**4 890**
Less investment expenses	–297	**–284**
Net investment income	5 494	**4 606**

Dividends received from investees accounted for using the equity method were CHF 198 million and CHF 50 million in 2002 and 2003, respectively.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments were as follows:

CHF millions	2002	2003
Fixed income securities:		
Gross realised gains	1 785	**1 271**
Gross realised losses	–697	**–138**
Equity securities:		
Gross realised gains	2 125	**1 168**
Gross realised losses	–1 130	**–621**
Net realised gains on other investments	1 060	**–579**
Value readjustments	205	**285**
Value adjustments	–4 078	**–1 010**
Net realised investment gains/losses	–730	**376**

Realised gains and losses include the change in market value of trading fixed income securities and of derivative financial instruments except for those classified as cash flow hedges.

Trading revenues

Trading revenues generated by the trading activities of the Financial Services Business Group were as follows:

CHF millions	2002	2003
Gross trading revenues	420	**667**
Interest expense	–192	**–195**
Trading revenues	228	**472**

Investments available-for-sale

Amortised cost or cost and estimated fair values of investments in fixed income and equity securities classified as available-for-sale were as follows:

As of 31 December 2002 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	17964	449	−5	18408
United Kingdom	4331	38		4369
Germany	3474	127		3601
France	3284	78		3362
Canada	3513	296	−2	3807
Switzerland	208	7		215
Other	5257	121	−2	5376
Total	38031	1116	−9	39138
Corporate debt securities	13974	1038	−173	14839
Mortgage and asset-backed securities	7277	277	−17	7537
Fixed income securities available-for-sale	59282	2431	−199	61514
Equity securities available-for-sale	13080	539	−1360	12259

The Group has reclassified amounts in 2002 related to mortgage and asset-backed securities to debt securities issued by United States government and government agencies. The reclassification has no impact on the total fixed income securities available-for-sale.

As of 31 December 2003 CHF millions	Amortised cost or cost	Gross unrealised gains	Gross unrealised losses	Estimated fair value
Debt securities issued by governments and government agencies:				
United States	15426	135	−327	15234
United Kingdom	6144	23	−110	6057
Germany	6133	27	−86	6074
France	5143	27	−110	5060
Canada	3737	340	−4	4073
Switzerland	212	3		215
Other	7238	96	−58	7276
Total	44033	651	−695	43989
Corporate debt securities	13970	1138	−63	15045
Mortgage and asset-backed securities	5128	138	−26	5240
Fixed income securities available-for-sale	**63131**	**1927**	**−784**	**64274**
Equity securities available-for-sale	**6335**	**560**	**−144**	**6751**

As of 31 December 2002 and 2003, fixed income securities available-for-sale with a carrying value of CHF 4 422 million and of CHF 6 183 million, respectively, were lent to third parties that have the right to sell or repledge the borrowed securities. In addition, as of 31 December 2002 and 2003, fixed income securities available-for-sale with a carrying value of CHF 159 million and CHF 243 million, respectively, were lent to third parties that do not have the right to sell or repledge the borrowed securities.

The following table shows the fair value and unrealised losses of the Group's fixed income securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealised loss position, as of 31 December 2003. A continuous decline in the value of equity securities available-for-sale for longer than twelve months is considered other-than-temporary and recognised as net realised investment gains/losses in the income statement. Therefore, the gross unrealised loss on equity securities available-for-sale of CHF 144 million shown in the above table relates to declines in value for less than 12 months.

As of 31 December 2003 CHF millions	**Less than 12 months** Fair value	Unrealised losses	**12 months or more** Fair value	Unrealised losses	**Total** Fair value	Unrealised losses
Debt securities issued by governments and government agencies	27 961	695	111		28 072	695
Corporate debt securities	1 933	52	230	11	2 163	63
Mortgage and asset-backed securities	2 405	25	37	1	2 442	26
Total	**32 299**	**772**	**378**	**12**	**32 677**	**784**

An assessment of whether an other-than-temporary decline in the value of equity and fixed income securities available-for-sale has occurred is based on a case-by-case evaluation of the reasons for the decline in value. This evaluation includes: (a) an assessment of the duration and extent of the decline in value; (b) review of the financial performance and outlook for the economic environment and industry in which the issuer operates; (c) review of the financial performance and outlook for the issuer compared to industry peers; and (d) analysis of any other factors, including credit rating, that may adversely affect the ability of the security to recover in value in the short term. Other-than-temporary declines in the value of equity and fixed income securities available-for-sale are recognised as net realised investment gains/losses in the income statement.

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

As of 31 December 2002 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	37 384	11 290	5 037	3 988	302	1 798	59 799
Equity securities	2 033	3 793	2 467	160	2 222	1 584	12 259
Mortgages/other loans	4 757	1 694	7	17	447	17	6 939
Other	3 874	1 572	538	160	1 269	318	7 731
Total	48 048	18 349	8 049	4 325	4 240	3 717	86 728

As of 31 December 2003 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	33 162	16 654	7 108	4 223	274	2 841	64 262
Equity securities	1 691	1 584	1 072	55	1 082	1 267	6 751
Mortgages/other loans	4 588	1 134	1	19	375	16	6 133
Other	7 434	1 292	643	487	1 128	75	11 059
Total	**46 875**	**20 664**	**8 824**	**4 784**	**2 859**	**4 199**	**88 205**

Maturity of fixed income securities available-for-sale

The amortised cost or cost and estimated fair values of investments in fixed income securities by remaining maturity are shown below. Fixed maturity investments are assumed not to be called for redemption prior to the stated maturity date. As of 31 December 2002 and 2003, CHF 2 198 million and CHF 2 242 million, respectively, of fixed income securities were callable or had call options in the instruments' structure.

As of 31 December CHF millions	2002 Amortised cost or cost	2002 Estimated fair value	2003 Amortised cost or cost	2003 Estimated fair value
Due in one year or less	1 908	1 922	**1 534**	**1 550**
Due after one year through five years	19 757	20 237	**26 167**	**26 297**
Due after five years through ten years	17 559	18 169	**17 284**	**17 510**
Due after ten years	13 267	14 126	**13 657**	**14 332**
Mortgage and asset-backed securities with no fixed maturity	6 791	7 060	**4 489**	**4 585**
Total fixed income securities	59 282	61 514	**63 131**	**64 274**

Assets on deposit or pledged

As of 31 December 2002 and 2003, securities with a carrying value of CHF 552 million and CHF 573 million, respectively, were on deposit with regulatory agencies in accordance with local requirements.

As of 31 December 2002 and 2003, investments with a carrying value of approximately CHF 6 945 million and CHF 5 862 million, respectively, were placed on deposit or pledged to secure certain reinsurance liabilities.

Mortgages, loans and real estate

As of 31 December 2002 and 2003, investments in mortgages and other loans, real estate and investment for separate account business comprised the following:

As of 31 December CHF millions	2002 Carrying value	2002 Fair value	2003 Carrying value	2003 Fair value
Mortgages and other loans	6 939	6 939	**6 133**	**6 133**
Investment real estate	1 537	2 406	**1 646**	**2 536**
Investment for separate account business	1 799	1 799	**2 448**	**2 448**

As of 31 December 2002 and 2003, the Group's investment in mortgages and other loans included CHF 206 million and CHF 185 million, respectively, of loans due from employees and CHF 364 million and CHF 409 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 676 million and CHF 1 064 million of mortgage participations associated with linked investment contracts as of 31 December 2002 and 2003, respectively. Contract-holders bear all investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

As of 31 December 2002 and 2003, investments in real estate included CHF 37 million and CHF 29 million, respectively, of real estate held for sale.

Depreciation expense related to income-producing properties was CHF 30 million and CHF 31 million for 2002 and 2003, respectively. Accumulated depreciation on investment real estate totalled CHF 569 million and CHF 593 million as of 31 December 2002 and 2003, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	2002 Investment real estate	2002 Affiliated companies	**2003** Investment real estate	**2003** Affiliated companies
Balance as of 1 January	1 261	2 373	**1 537**	**760**
Effect of foreign currency translation	−69	−146	**19**	**10**
Depreciation	−30		**−31**	
Additions/sales/interest in equity	−231	−1 182	**88**	**−136**
Unrealised gains/losses		23		**−17**
Realised gains/losses	270	169	**27**	**−12**
Transfers	336	−477	**6**	**13**
Balance as of 31 December	1 537	760	**1 646**	**618**

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 1 334 million and CHF 2 404 million as of 31 December 2002 and 2003, respectively.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as to lock in attractive investment conditions for future available funds.

The notional or contractual amounts of derivatives given below represent a standard of measurement of the level of involvement in these types of transactions and are not a quantification of market risk or credit risk. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values below are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2002 and 2003, approximated CHF 1 533 million and CHF 1 933 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The contractual or notional amounts reported under Credit derivatives include portfolio credit default swap structures and corresponding credit default swaps transacted to hedge certain credit exposure within these structures (2002: 67%, 2003: 41%). The swaps were underwritten by the Credit Solutions business sector of the Financial Services Business Group. Within these structures, the Group continues to maintain over 85% of the notional exposure assigned to the "Super-Senior" category.

As of 31 December 2002 and 2003, the remaining 33% and 59%, respectively, are credit default swaps on the trading book of the Capital Management and Advisory business sector. This figure is reported as the sum of outstanding positions, therefore inflating the notional values of all hedged positions. A considerable proportion of the credit default swaps in the trading book is hedged with offsetting positions. However, the business sector does maintain open long and short positions in credit default swaps and related instruments as part of its trading function.

The notional amount and the fair value of derivatives outstanding at 31 December 2002 and 2003 are as follows:

As of 31 December 2002 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	35 349	12	−55	−43
Swaps	79 633	1 991	−1 871	120
Total	114 982	2 003	−1 926	77
Equity and index contracts				
Forwards and futures	185	13	−36	−23
Options	15 155	967	−55	912
Swaps	23	2		2
Total	15 363	982	−91	891
Foreign currency				
Forwards and futures	8			
Options	92	3		3
Swaps	8 272	2 179	−2 261	−82
Total	8 372	2 182	−2 261	−79
Other derivatives				
Credit derivatives	39 202	180	−364	−184
Weather derivatives	31	36	−29	7
Other	3 570	41	−153	−112
Total	42 803	257	−546	−289
Total derivative financial instruments	181 520	5 424	−4 824	600

The Group has reclassified the notional amount and the positive and negative fair values of certain swap transactions from interest rate swaps to foreign currency swaps. The presentation of the fair values has been adjusted to show the net position of the swaps rather than the gross position. The reclassifications do not impact the net carrying values, net income, net equity, or the maximum potential loss.

As of 31 December 2003 CHF millions	Contract/ notional amount	Positive fair value	Negative fair value	Carrying value assets/ liabilities
Interest rate contracts				
Forwards and futures	17 202	3	−11	−8
Swaps	310 885	1 833	−1 818	15
Total	**328 087**	**1 836**	**−1 829**	**7**
Equity and index contracts				
Forwards and futures	1 679	167	−5	162
Options	33 475	771	−623	148
Total	**35 154**	**938**	**−628**	**310**
Foreign currency				
Forwards and futures	440		−12	−12
Options	660		−16	−16
Swaps	27 312	2 886	−2 524	362
Total	**28 412**	**2 886**	**−2 552**	**334**
Other derivatives				
Credit derivatives	36 850	179	−311	−132
Weather derivatives	800	50	−53	−3
Other	8 730	69	−260	−191
Total	**46 380**	**298**	**−624**	**−326**
Total derivative financial instruments	**438 033**	**5 958**	**−5 633**	**325**

4. Acquisitions and dispositions

On 30 June 2003, the Group acquired Guarantee Reserve Life Insurance Company for CHF 165 million. On 31 October 2003, the Group purchased the stock of Zurich Life Assurance Company Ltd., which has been renamed Reassure UK Life Assurance Company Ltd., for CHF 354 million. These acquisitions are administrative reinsurance (Admin Re^{SM}) transactions. Admin Re^{SM} is the purchase of closed blocks of in-force business and can be achieved through either a stock purchase or reinsurance.

As of 11 August 2003, the Group increased its equity-accounted participation in the credit insurer Gerling NCM Credit and Finance AG, which has been renamed Atradius, from 25% to 47.5%. In addition, Sociedad Unipersonal (SCO) purchased an option from Swiss Re to acquire an additional 7.94% of the shareholding in Atradius for EUR 52 million. Under this agreement, SCO took over part of Swiss Re's commitment to purchase subordinated notes from Atradius.

Goodwill

During the years ended 31 December 2002 and 2003, goodwill of CHF 350 million and CHF 315 million, respectively, was amortised.

As of 31 December 2002 and 2003, the balance of accumulated goodwill amortisation was CHF 1 131 million and CHF 1 378 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

		2002		**2003**
CHF millions	DAC	PVFP	DAC	PVFP
Balance as of 1 January	3 836	7 674	**4 142**	**6 668**
Deferred	4 767		**5 395**	
Reclassification	−65	194	**−17**	
Effect of acquisitions and disposals		319		**383**
Amortisation	−3 892	−354	**−4 617**	**−482**
Effect of change in unrealised gains/losses		121		
Effect of foreign currency translation	−504	−1 286	**−149**	**−617**
Balance as of 31 December	4 142	6 668	**4 754**	**5 952**

The percentage of the PVFP which is expected to be amortised in each of the next five years is 7%, 7%, 6%, 6% and 5%, respectively.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 31 December 2003 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2005	EMTN (Floating Rate Bond)	2003	JPY	20 000	3M Libor +3bp	231
2005	EMTN (Floating Rate Bond)	2003	JPY	10 000	3M Libor +5bp	115
2005	EMTN (Floating Rate Bond)	2003	CHF	100	3M Libor	100
2005	EMTN (Floating Rate Bond)	2003	USD	100	3M Libor +3bp	124
2005	EMTN (Straight Bond)	2003	CHF	80	0.625%	80
2005	EMTN (Straight Bond)	2001	GBP	150	5.625%	333
2006	EMTN (Floating Rate Bond)	2003	CHF	50	3M Libor +2bp	50
2006	Bank Loan	2003	USD	100	6M Libor +3bp	124
2006	Private Placement	2001	CHF	100	3.250%	100
2006	Senior Notes[1]	1996	USD	200	7.875%	247
2006	Fixed Term Preferred Shares	2002	GBP	100	4.840%	221
2006	Insurance-linked Placement	2002/03	USD	349	3M Libor +4.740%	431
2007	Insurance-linked Placement	2003	USD	1	5.750%	2
2007	Insurance-linked Placement	2003	USD	10	4.750%	12
2007	Trust-preferred Stock (TruPs)[2]	1997	USD	42	8.720%	66
2007	Straight Bond	1997	CHF	500	3.750%	500
2008	Private Placement (step-up)	2001	CHF	100	3.600%	100
2009	EMTN (Index-linked Notes)	2002	EUR	10	Index	16
2010	EMTN (Amortising Bond)	2003	GBP	70	4.375%	156
2013	Private Placement	2003	NZD	400	7.838%	325
2013	EMTN (Index-linked Notes)	2001	USD	10	Index	12
2015	EMTN (Straight Bond)	2001	CHF	150	4.000%	150
Various	Payment Undertaking Agreements	2000	USD	172	Various	245
Various	Payment Undertaking Agreements	2001	USD	95	Various	135
Various	Payment Undertaking Agreements	2002	USD	441	Various	608
Various	Payment Undertaking Agreements	2003	USD	166	Various	212
Total senior debt as of 31 December 2003						**4 695**
Total senior debt as of 31 December 2002						**3 921**

[1] Assumed in the acquisition of Underwriters Re Group
[2] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

CHF millions	31 December 2002	**31 December 2003**
Senior financial debt	2 207	**1 441**
Senior operational debt	1 714	**3 254**
Total	3 921	**4 695**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate ...	... to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1 150	3.250%	2011	1 398
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor +40bp	2008	271
–	Subordinated Perpetual Loan	1998	DEM	400	5.710%	2008	319
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor +37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor +45bp	2010	88
–	Subordinated Perpetual Loan (PARCS)	1999	EUR	250	6M Euribor +55bp	2006	390
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.750%	2011	600
Total subordinated financial debt as of 31 December 2003							**3 366**
Total subordinated financial debt as of 31 December 2002							**3 456**

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2002	**31 December 2003**
Senior financial debt	2 207	**1 441**
Subordinated financial debt	3 456	**3 366**
Total	5 663	**4 807**

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the years ended 31 December 2002 and 2003, respectively, was as follows:

CHF millions	2002	2003
Senior financial debt	104	**53**
Senior operational debt	42	**128**
Subordinated financial debt	132	**142**
Total	278	**323**

In July 1997, the Group issued a straight bond with a face value of CHF 500 million, bearing interest at 3.75%, maturing on 2 July 2007, in exchange for proceeds of CHF 511 million.

In May 1998, the Group issued CHF 1 010 million of multi-currency subordinated debt with a perpetual term, bearing interest at the rate of six month Libor plus 37.5 basis points for the first tranche of CHF 300 million, six month Libor plus 40 basis points for a tranche of DEM 340 million, six month Libor plus 45 basis points for a tranche of DEM 110 million, payable semi-annually, and 5.71% for a tranche of DEM 400 million, payable annually. The loan is subordinated in the event of liquidation to all senior creditors of Swiss Re Zurich, but will be paid in priority to all holders of its equity.

In June 1999, the Group issued CHF 600 million in subordinated perpetual debt, with an interest rate of 3.75% for 12 years, resetting to six month Libor plus 100–140 basis points thereafter, depending upon the rating of Swiss Re.

In June 1999, the Group also issued EUR 250 million of subordinated Perpetual Auction Reset Capital Solvency bonds, with a coupon of six month Euribor plus 55 basis points for the first seven years. After seven years, and every five years thereafter, an auction will be conducted to determine the re-offer yield.

In 2000 the Group entered into three Payment Undertaking Agreements (PUAs) which are a form of financing transaction in which a counterparty deposits funds with the Group having fixed repayment terms and interest rates on the deposited funds. In 2001 and 2002, respectively, three and seventeen additional PUAs were taken out by the Group. In 2003, the Group entered into sixteen PUAs for a total amount of USD 166 million. Thirteen PUAs have fixed interest rates between 4.37% and 6.84%, while three PUAs have floating rates. All maturities are between 2010 and 2050. All interest rate risk is hedged to a one or three month Libor benchmark.

During 2001 the Group issued two private placements in Switzerland, which are a form of financing transaction. The first private placement was issued in June in the amount of CHF 100 million and is due in 2008 with a coupon of 3.60%. In September, an additional private placement of CHF 100 million was issued maturing in 2006 with a coupon of 3.25%.

In June 2001, the Group issued under the European Medium Term Note (EMTN) programme a straight bond totalling CHF 150 million with a coupon of 4% and a 14-year maturity. In August 2001, an additional GBP 150 million was issued under the EMTN programme with a maturity of 4 years and a coupon of 5.625%.

In October 2001, the Group issued under the EMTN programme USD 10 million of index-linked notes. The notes have a maturity of 12 years and interest payments based on the three month Libor as well as an index-related component.

In November 2001, concurrent with its global equity offering, the Group issued USD 1 150 million of subordinated convertible bonds. The bonds have a maturity of 20 years and a fixed coupon of 3.25% during the first 10 years, which will be reset to a floating six month Libor plus 180 basis points for the last 10 years. Up to and including 21 November 2011, the bonds can be converted into Swiss Re shares at a price of CHF 207.19 per share with a fixed USD exchange rate of 1.6641. The bonds have been issued by the Group and are unconditionally and irrevocably guaranteed on a subordinated level.

In 2002, the Group issued under the EMTN programme index-linked notes. In June 2002, EUR 10 million was issued with an index-linked coupon, maturing in 2009.

In April 2002, the Group privately placed GBP 100 million of subsidiary preference shares in the United Kingdom. These shares are redeemable, non-voting and were issued with a cumulative fixed rate dividend of 4.84% (payable semi-annually) and have a final redemption date in 2006.

At 31 December 2002, the Group reclassified USD 200 million and USD 70 million of insurance-linked placements.

In April 2003, the EUR 24 million note, issued in 2002 under the EMTN programme, was repaid prior to maturity.

In 2003, the Group continued the insurance-linked securities programme, called Pioneer 2002, which provides for Swiss Re to receive payments if specified large natural catastrophe events occur. USD 140 million of these securities were privately placed with institutional investors during 2003. A total amount of USD 349 million had been cumulatively placed with an average interest rate of three month Libor plus 4.74% maturing in 2006.

As of 30 June 2003, the Group consolidated a securitisation vehicle that had placed with institutional investors, in the first half of 2003, catastrophe-linked notes totalling USD 419 million. As of 31 December 2003, the Group is no longer considered the primary beneficiary of the vehicle under the revised guidance on variable interest entities (see notes 1 and 16). As a result, the catastrophe-linked notes were derecognised as of 31 December 2003.

The Group issued a further USD 11 million of insurance-linked securities relating to two catastrophe bond securitisations.

In 2003, the Group issued under the EMTN programme six notes in USD, CHF and JPY currencies totalling CHF 700 million. The maturities ranged from 18 months to three years and were all either issued at or hedged to three month floating interest rates.

In August 2003, the Group issued under the EMTN programme a GBP 70 million bond with a coupon of 4.375% which is repayable annually over 7 years, ending April 2010.

In July 2003, the Group entered into one private placement structure. The transaction amounted to NZD 400 million with a maturity of 10 years and a coupon of 7.838%. Interest is payable monthly.

In December 2003, the Group entered into a bilateral credit agreement of USD 100 million. The respective bank loan bears interest at a rate equal to six month Libor plus 3 basis points and matures in December 2006.

7. Unpaid claims and claim adjustment expenses

Asbestos and environmental claims exposure

The Group's obligation for claims payments and claims settlement charges also includes obligations for long-latent injury claims arising out of policies written prior to 1985, in particular in the area of US asbestos and environmental liability.

A reconciliation of the beginning and ending reserve balances for asbestos, environmental and other long-latent liability claims and claim adjustment expenses for the periods presented is as follows:

CHF millions	2002	**2003**
Balance as of 1 January	3 077	**2 378**
Reinsurance recoverable	−320	**−260**
Net claims reserve	2 757	**2 118**
Claims incurred	−1	**88**
Claims paid	−213	**−327**
Effect of foreign currency translation	−436	**−204**
Effect of acquisitions	11	
Net claims reserve	2 118	**1 675**
Reinsurance recoverable	260	**204**
Balance as of 31 December	2 378	**1 879**

The Group maintains an active commutation strategy to reduce exposure. The number and amount of commutations were higher in 2003 compared to 2002, and paid claims have increased in 2003 versus 2002 due to the effect of this strategy. When commutation payments are made, the traditional "survival ratio" is artificially reduced by premature payments, which should not imply a reduction in reserve adequacy.

The Group provisions are the undiscounted value of potential ultimate claims payments and claims settlement charges, less amounts paid to date.

Provisions for long-latent injury claims outstanding at 31 December 2003 reflect the estimated future trend of claims payments and claims settlement charges. Due to the inherent uncertainties and assumptions on which these estimates are based, however, the Group cannot exclude the need to make further additions to these provisions in the future.

8. Personnel expenses

CHF millions	2002	2003
Salaries	1 508	**1 443**
Employee benefits	223	**307**

The Group had 7 949 employees at 31 December 2003, compared to 8 287 at 31 December 2002. The decrease is mainly due to disposals and to reorganisation in the Financial Services Business Group and in the Americas.

The Group has revised the allocation of expenses to employee benefits. The equivalent 2002 employee benefits would have been CHF 287 million.

9. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company. The Group's ability to pay dividends may be restricted by these requirements.

Share data

CHF millions (except share data)	2002	2003
Basic earnings/losses per share		
Income/loss available to common shares	−91	**1 702**
Weighted average common shares outstanding	310 335 772	**310 379 068**
Net income/loss per share in CHF	−0.29	**5.48**
Effect of dilutive securities		
Change in income available to common shares due to:		
Convertible bond		**33**
Change in average number of shares due to:		
Convertible bond and employee options		**9 397 419**
Diluted earnings/losses per share		
Income/loss available to common shares assuming debt conversion and exercise of options	−91	**1 735**
Weighted average common shares outstanding	310 335 772	**319 776 487**
Net income/loss per share in CHF	−0.29	**5.43**

The effects of debt conversion have not been included in the 2002 losses per share. The effect of converting the debt to 9 236 800 shares was anti-dilutive. In addition, 319 766 employee options have not been included in the 2002 losses per share as they were anti-dilutive.

Own shares

The following own shares of Swiss Re Zurich are held by the Group:

2002	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	1 311 772	218
Purchases	512 733	75
Sales	–999 841	–157
Realised losses		–61
Own shares held as of 31 December at cost	824 664	75
Own shares held as of 31 December at market value	824 664	75

2003	Number of registered shares	CHF millions
Own shares held as of 1 January at cost	824 664	75
Purchases	2 329 325	205
Sales	–1 873 114	–137
Realised losses		–33
Own shares held as of 31 December at cost	**1 280 875**	**110**
Own shares held as of 31 December at market value	**1 280 875**	**107**

Notes to the Group financial statements

10. Income taxes

The Group is generally subject to corporate income taxes based on the taxable net income in various jurisdictions in which the Group operates. The components of the income tax charge were:

CHF millions	2002	2003
Current taxes	162	**548**
Deferred taxes	−35	**86**
Income tax expense	127	**634**

The components of deferred income taxes were as follows:

CHF millions	2002	2003
Deferred tax assets		
Technical provisions	1 267	**918**
Unrealised losses on investments	698	**428**
Benefit on loss carryforwards	1 725	**2 163**
Other	1 872	**992**
Gross deferred tax assets	5 562	**4 501**
Valuation allowance	−434	**−1 052**
Total	5 128	**3 449**
Deferred tax liabilities		
Present value of future profits	2 115	**1 985**
Deferred acquisition costs	415	**465**
Technical provisions	1 559	**554**
Unrealised gains on investments	527	**459**
Other	1 935	**1 551**
Total	6 551	**5 014**
Deferred income taxes	1 423	**1 565**

As of 31 December 2003, the Group had CHF 2 215 million of domestic and CHF 4 941 million foreign net operating tax loss carryforwards, expiring as follows: CHF 325 million in 2007, CHF 398 million in 2008 and CHF 6 433 million after 2008. The Group also had capital loss carryforwards of CHF 459 million, expiring as follows: CHF 2 million in 2004, CHF 2 million in 2005, CHF 2 million in 2006 and CHF 453 million after 2008.

Income taxes paid in 2002 and 2003 were CHF 23 million and CHF 309 million, respectively.

The Group has revised the treatment of the foreign currency impacts in deferred taxes and certain of the allocations between the components in 2003. The 2002 deferred tax assets, on a comparable basis, were CHF 5 065 million and the deferred tax liabilities were CHF 6 145 million. The main component impacted is the deferred tax liability on technical provisions, which was CHF 1 000 million on a comparable basis. The revision to foreign currency impacts the foreign currency translation adjustment in shareholders' equity.

11. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans covering the majority of its worldwide operations. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

	Pension benefits		Other benefits	
CHF millions	2002	**2003**	2002	**2003**
Benefit obligation as of 1 January	2 753	**3 034**	480	**523**
Service cost	138	**141**	40	**36**
Interest cost	133	**138**	23	**24**
Amendments		**4**	–4	**–4**
Actuarial gains/losses	89	**220**	29	**–34**
Benefits paid	–98	**–133**	–13	**–13**
Reclassification	137	**60**	–4	
Effect of foreign currency translation	–118	**–28**	–28	**–15**
Benefit obligation as of 31 December	3 034	**3 436**	523	**517**
Fair value of plan assets as of 1 January	2 843	**2 610**		
Actual return on plan assets	–283	**281**		
Company contribution	149	**174**	13	**13**
Benefits paid	–98	**–133**	–13	**–13**
Reclassification	98	**58**		
Effect of foreign currency translation	–99	**–16**		
Fair value of plan assets as of 31 December	2 610	**2 974**		
Reconciliation of balance sheet				
Funded status	–424	**–462**	–523	**–517**
Unrecognised losses/gains	710	**818**	88	**50**
Unrecognised prior service cost	48	**43**	–56	**–52**
Unrecognised transition obligation/asset	–62	**–37**		
Additional minimum liability, gross	–106	**–129**		
Net amount recognised	166	**233**	–491	**–519**
Amounts recognised in the balance sheet consist of				
Prepaid benefit cost	436	**516**		
Accrued benefit liability	–270	**–283**	–491	**–519**
Net amount recognised	166	**233**	–491	**–519**

CHF millions	Pension benefits 2002	Pension benefits 2003	Other benefits 2002	Other benefits 2003
Components of net periodic benefit cost				
Service cost (net of participant contributions)	138	**141**	40	**36**
Interest cost	133	**138**	23	**24**
Expected return on assets	–174	**–170**		
Amortisation of:				
Net gain/loss	–6	**4**	2	**3**
Prior service cost	4	**6**	–5	**–5**
Transition obligation/asset	–25	**–25**		
Effect of settlement, curtailment and termination	–2	**–3**	–4	
Net periodic benefit cost	68	**91**	56	**58**
Weighted average assumptions at year end				
Discount rate in %	4.6	**4.4**	4.7	**4.5**
Expected return on plan assets in %	5.8	**5.6**		
Rate of compensation increase in %	3.0	**3.1**		
Medical trend – initial rate in %			7.4	**7.2**
Medical trend – ultimate rate in %			4.5	**4.5**

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one percentage point change in assumed health-care cost trend rates would have had the following effects for 2003:

CHF millions	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	14	–11
Effect on post-retirement benefit obligation	97	–74

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death. The amount expensed in 2002 and in 2003 was CHF 20 million and CHF 22 million, respectively.

12. Stock compensation plans

As of 31 December 2002 and 2003, the Group had the stock-based compensation plans described below.

Fixed option plans

Under the fixed option plan, the Group may grant options for a certain number of Swiss Re shares to members of the Executive Board and to certain members of management each year. Under the plan, the exercise price of each option equals the market price of the shares on the date of the grant. Options issued vest at the end of the fourth year and have a maximum life of ten years.

A summary of the activity of the Group's fixed stock option plan is as follows:

	Weighted average exercise price in CHF	2002 shares	Weighted average exercise price in CHF	2003 shares
Outstanding, 1 January	155	5 158 310	**154**	**6 777 258**
Options granted	144	1 985 513	**68**	**2 049 900**
Options exercised	76	–186 450		
Options forfeited	160	–180 115	**146**	**–338 558**
Outstanding, 31 December	154	6 777 258	**134**	**8 488 600**
Exercisable, 31 December		637 140		**1 456 540**
Weighted average fair value of options granted during the year per share	36		**16**	

The following table summarises the status of fixed stock options outstanding as of 31 December 2003:

Range of exercise price in CHF	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price in CHF
60–74	2 097 440	8.9	68
99–138	1 431 060	6.3	129
140–187	4 960 100	7.0	163
60–187	**8 488 600**	**7.3**	**134**

The fair value of each option grant is estimated on the date of the grant using a binomial option-pricing model, with the following weighted average assumptions used for grants in 2002 and 2003, respectively: dividend yield of 2.3% and 2.8%; expected volatility of 25.1% and 28.7%; risk-free interest rate of 3.4% and 2.3%; expected life of 6.0 years and 6.0 years.

The Group does not recognise compensation expense for these options. If compensation expense for the options had been recognised, the Group's net income/loss and earnings/losses per share would approximate the pro-forma amounts in the following table:

CHF millions	2002	2003
Net income/loss, as reported	–91	**1 702**
Less: total stock-based employee compensation expenses determined under the fair value method, net of related tax effects	–37	**–37**
Pro-forma net income/loss	–128	**1 665**
Earnings/losses per share		
Basic – as reported	–0.29	**5.48**
Basic – pro-forma	–0.41	**5.36**
Diluted – as reported	–0.29	**5.43**
Diluted – pro-forma	–0.41	**5.31**

The employee compensation expense reflects the four-year vesting period of options.

Employee participation plan

Swiss Re's employee participation plan consists of a savings scheme lasting two or three years. Employees combine regular savings with the purchase of either actual or tracking options. Swiss Re contributes to the employee savings.

At maturity, the employee either receives shares or cash equal to the accumulated savings balance, or the employee may elect to exercise the options.

In 2002 and 2003, 361 758 and 1 381 951 options, respectively, were issued to employees and the Group contributed CHF 14 million and CHF 14 million, respectively, to the plan.

13. Commitments and contingent liabilities

As of 31 December 2002 and 2003, the Group had outstanding guarantees of CHF 4 994 million and CHF 11 696 million, respectively.

At 31 December 2003, CHF 9 173 million (2002: CHF 3 215 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements, expiring between 2032 and 2036. CHF 2 523 million (2002: CHF 1 779 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

As a participant in limited investment partnerships, the Group commits itself to making available certain amounts of investment funding, callable by the partnerships for periods of up to 10 years. The total commitments remaining uncalled as of 31 December 2002 and 2003 were CHF 1 104 million and CHF 835 million, respectively.

As part of its regular business, the Group makes capital (equity, debt) available to clients, contingent on the occurrence of a defined event.

The Group had four guarantees as of 31 December 2002 and 2003, which primarily indemnify the purchasers of former Group entities for possible run-off losses or claims for pending litigation.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

As part of its normal business operations, the Group enters into a number of lease agreements. Such agreements, which are operating leases, total the following obligations for the next five years and thereafter:

As of 31 December 2003	CHF millions
2004	48
2005	38
2006	30
2007	26
2008	16
After 2008	120
Total	**278**

The corresponding lease expenses incurred in 2002 and 2003 were CHF 43 million and CHF 43 million, respectively.

In the normal course of business operations, the Group is involved in various claims, lawsuits and regulatory matters. In the opinion of management, the disposition of these or any other legal matters, except as disclosed in this note, is not expected to have a material adverse effect on the Group's business, consolidated financial position or results of operations.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center complex.

Following the 11 September terrorist attack, the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey, in the United States District Court for the Southern District of New York to obtain a judicial declaration of its rights and obligations with respect to all parties in interest. That action is captioned *SR International Business Insurance Ltd. v. World Trade Center Properties, LLC, Case No. 01 CV 9291 (JSM).* The defendants have filed counter-claims and joined other insurers to the lawsuit.

The lessees contend that the destruction of the World Trade Center constitutes more than one occurrence under the coverage that the Group agreed to provide. The jury trial currently underway in the US Federal District Court of the Southern District of New York is to determine which insurers bound coverage on a policy form known as the WilProp form. Two courts have already ruled that if an insurer bound coverage on the WilProp policy form, the insureds are entitled to recover a maximum of one policy limit of USD 3.5 billion. This trial is not about the one or two occurrence question. If judgement is granted in favour of the insureds, (ie that the insurers were not bound on the WilProp policy form), the insurers will have an opportunity to litigate the one versus two occurrence question in a later trial. If judgement is granted in favour of the insureds in the second trial, then there would be a third trial assessing damages. The outcome of that third trial, in a final disposition, could have a material impact on the Group's results of operations and statement of financial position.

14. Assets under management

The Group acts as manager for certain pooled funds that operate similarly to mutual funds. As of 31 December 2002 and 2003, net third-party assets under management at market value were CHF 54 084 million and CHF 57 546 million, respectively.

15. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business groups, which are determined by the organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group; and the Financial Services Business Group, which includes the Risk Solutions, Credit Solutions, Capital Management and Advisory and Asset Management business sectors. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes.

Net investment income and realised investment gains are allocated to the business groups based on the net investment income and realised investment gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the net investment income and realised investment gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in net investment income. These fees are based on service contracts.

The Financial Services Business Group provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business groups. The Financial Services Business Group includes the fees charged in net investment income. The business groups provide origination services for certain transactions underwritten and accounted for within another business group. The commissions are included in acquisition costs.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

a) Business group results

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	15059	11275	2724				29058
Net investment income	1533	3476	522		69	−106	5494
Net realised investment gains/losses	−611	−28	−350		259		−730
Trading revenues			228				228
Fees, commissions and other revenues			456		97	−188	365
Total revenues	15981	14723	3580		425	−294	34415
Expenses							
Claims and claim adjustment expenses; life and health benefits	−11587	−10084	−2791			−107	−24569
Acquisition costs	−3345	−2582	−414			121	−6220
Amortisation of goodwill					−350		−350
Other operating costs and expenses	−740	−741	−1008	−437	−594	280	−3240
Total expenses	−15672	−13407	−4213	−437	−944	294	−34379
Operating income/loss	309	1316	−633	−437	−519	0	36

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconcili-ation	Total
Revenues							
Premiums earned	17409	10229	3102				30740
Net investment income	1165	3085	319		30	7	4606
Net realised investment gains/losses	371	55	39		−89		376
Trading revenues			472				472
Fees, commissions and other revenues			423		24	−211	236
Total revenues	**18945**	**13369**	**4355**		**−35**	**−204**	**36430**
Expenses							
Claims and claim adjustment expenses; life and health benefits	−12660	−9085	−2285			47	−23983
Acquisition costs	−3769	−2479	−586			−20	−6854
Amortisation of goodwill					−315		−315
Other operating costs and expenses	−699	−587	−926	−403	−504	177	−2942
Total expenses	**−17128**	**−12151**	**−3797**	**−403**	**−819**	**204**	**−34094**
Operating income/loss	**1817**	**1218**	**558**	**−403**	**−854**	**0**	**2336**

The Group has allocated the investment return on certain proprietary assets, previously included in the Asset Management business sector, to the other business groups and to the Credit and Risk Solutions business sectors in the Financial Services Business Group. The effect of restating 2002 would have been to increase the operating loss of the Financial Services Business Group, principally in Asset Management, by CHF 22 million while increasing operating income in the Property & Casualty and Life & Health business groups by CHF 18 million and CHF 4 million, respectively. The reallocation does not affect the Group's net income.

The Financial Services Business Group has revised the classification of certain experience related features in acquisition costs and claims expense and adjusted 2002 accordingly as described in note 15f).

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	17310	12314	3061	32685
Premiums written, retro	–1486	–1070	–159	–2715
Premiums written, net	15824	11244	2902	29970
Change in unearned premiums, gross	–643	32	–54	–665
Change in unearned premiums, retro	–122	–1	–124	–247
Change in unearned premiums, net	–765	31	–178	–912
Premiums earned	15059	11275	2724	29058
Claims				
Claims paid, gross	–11533	–8918	–2247	–22698
Claims paid, retro	911	964	132	2007
Claims paid, net	–10622	–7954	–2115	–20691
Claims and claim adjustment expenses; life and health benefits, gross	–831	–2088	–797	–3716
Claims and claim adjustment expenses; life and health benefits, retro	–134	–42	14	–162
Claims and claim adjustment expenses; life and health benefits, net	–965	–2130	–783	–3878
Change in equalisation reserves				
Claims and claim adjustment expenses; life and health benefits	–11587	–10084	–2898	–24569
Acquisition costs				
Acquisition costs, gross	–3599	–2782	–310	–6691
Acquisition costs, retro	254	200	17	471
Acquisition costs, net	–3345	–2582	–293	–6220

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	18 528	11 669	3 141	33 338
Premiums written, retro	−937	−1 453	−168	−2 558
Premiums written, net	17 591	10 216	2 973	30 780
Change in unearned premiums, gross	−184	13	274	103
Change in unearned premiums, retro	2		−145	−143
Change in unearned premiums, net	−182	13	129	−40
Premiums earned	**17 409**	**10 229**	**3 102**	**30 740**
Claims				
Claims paid, gross	−11 155	−8 666	−1 967	−21 788
Claims paid, retro	1 318	1 062	122	2 502
Claims paid, net	−9 837	−7 604	−1 845	−19 286
Claims and claim adjustment expenses; life and health benefits, gross	−2 561	−1 759	−277	−4 597
Claims and claim adjustment expenses; life and health benefits, retro	−262	278	−116	−100
Claims and claim adjustment expenses; life and health benefits, net	−2 823	−1 481	−393	−4 697
Change in equalisation reserves				
Claims and claim adjustment expenses; life and health benefits	**−12 660**	**−9 085**	**−2 238**	**−23 983**
Acquisition costs				
Acquisition costs, gross	−3 913	−2 808	−623	−7 344
Acquisition costs, retro	144	329	17	490
Acquisition costs, net	**−3 769**	**−2 479**	**−606**	**−6 854**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these and other items were as follows:

2002 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	3 104	1 075	529	4 708
Reinsurance recoverable on life and health policy benefits		1 735		1 735
Total	3 104	2 810	529	6 443
Deferred acquisition costs	987	2 996	159	4 142
Prepaid reinsurance premiums[1]	96		300	396
Deferred expense on retroactive reinsurance[1]	574		867	1 441
Liabilities				
Provisions for profit commissions[2]	528	207	760	1 495
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	39 826	11 975	9 495	61 296
Equalisation reserves				1 356
Total				62 652
Life and health policy benefits		37 269		37 269
Separate account liabilities[3]		1 799		1 799
Unearned premiums	4 521	197	2 036	6 754

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	2 729	1 057	554	4 340
Reinsurance recoverable on life and health policy benefits		2 317		2 317
Total	**2 729**	**3 374**	**554**	**6 657**
Deferred acquisition costs	**1 032**	**3 538**	**184**	**4 754**
Prepaid reinsurance premiums[1]	**100**		**191**	**291**
Deferred expense on retroactive reinsurance[1]	**466**		**773**	**1 239**
Liabilities				
Provisions for profit commissions[2]	**707**	**276**	**694**	**1 677**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	41 365	11 349	9 332	62 046
Equalisation reserves				1 428
Total				**63 474**
Life and health policy benefits		**37 244**		**37 244**
Separate account liabilities[3]		**2 448**		**2 448**
Unearned premiums	**4 589**	**162**	**1 706**	**6 457**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.
[3] These balances are included in accrued expenses and other liabilities.

d) Property & Casualty Business Group – by line of business

2002 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	5 052	3 801	2 745	1 171	2 290	15 059
Expenses						
Claims and claim adjustment expenses	–3 576	–2 987	–2 266	–845	–1 913	–11 587
Acquisition costs	–1 022	–867	–581	–266	–609	–3 345
Other operating costs and expenses	–290	–185	–98	–62	–105	–740
Underwriting result	164	–238	–200	–2	–337	–613
Claims ratio in %	70.8	78.4	82.4	72.2	83.5	77.0
Expense ratio in %	26.0	27.9	24.9	28.0	31.2	27.1
Combined ratio in %	96.8	106.3	107.3	100.2	114.7	104.1

2003 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	5 776	4 726	3 151	1 150	2 606	17 409
Expenses						
Claims and claim adjustment expenses	–3 221	–4 178	–2 530	–847	–1 884	–12 660
Acquisition costs	–1 160	–1 104	–641	–251	–613	–3 769
Other operating costs and expenses	–268	–220	–56	–44	–111	–699
Underwriting result	**1 127**	**–776**	**–76**	**8**	**–2**	**281**
Claims ratio in %	55.8	88.4	80.3	73.7	72.3	72.7
Expense ratio in %	24.7	28.0	22.1	25.6	27.8	25.7
Combined ratio in %	80.5	116.4	102.4	99.3	100.1	98.4

e) Life & Health Business Group – by line of business

2002 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8968	2307	11275
Net investment income	2808	668	3476
Operating revenues	11776	2975	14751
Net realised investment gains/losses	41	−69	−28
Total revenues	11817	2906	14723
Expenses			
Claims and claim adjustment expenses; life and health benefits	−8334	−1750	−10084
Acquisition costs	−1933	−649	−2582
Other operating costs and expenses	−575	−166	−741
Total expenses	−10842	−2565	−13407
Operating income	975	341	1316
Operating result, excluding net realised investment gains/losses	934	410	1344
Management expense ratio in %	4.9	5.6	5.0
Return on operating revenues in %	7.9	13.8	9.1

2003 CHF millions	Life	Health	Total
Revenues			
Premiums earned	8263	1966	10229
Net investment income	2440	645	3085
Operating revenues	**10703**	**2611**	**13314**
Net realised investment gains	41	14	55
Total revenues	**10744**	**2625**	**13369**
Expenses			
Claims and claim adjustment expenses; life and health benefits	−7225	−1860	−9085
Acquisition costs	−1924	−555	−2479
Other operating costs and expenses	−455	−132	−587
Total expenses	**−9604**	**−2547**	**−12151**
Operating income	**1140**	**78**	**1218**
Operating result, excluding net realised investment gains	**1099**	**64**	**1163**
Management expense ratio in %	4.3	5.1	4.4
Return on operating revenues in %	10.3	2.5	8.7

f) Financial Services Business Group – by business sector

2002 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	1 980	740	4		2 724
Net investment income	360	62	12	88	522
Net realised investment gains/losses	–301	–29		–20	–350
Trading revenues	11	4	213		228
Fees and commissions	31	–1	173	253	456
Total revenues	2 081	776	402	321	3 580
Expenses					
Claims and claim adjustment expenses	–1 905	–886			–2 791
Acquisition costs	–163	–237	–14		–414
Operating costs	–188	–87	–392	–341	–1 008
Total expenses	–2 256	–1 210	–406	–341	–4 213
Operating income/loss	–175	–434	–4	–20	–633

2003 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	2 246	851	5		3 102
Net investment income	271	48			319
Net realised investment gains/losses	24	15	–1	1	39
Trading revenues	28	52	392		472
Fees and commissions	8		182	233	423
Total revenues	**2 577**	**966**	**578**	**234**	**4 355**
Expenses					
Claims and claim adjustment expenses	–1 831	–454			–2 285
Acquisition costs	–282	–277	–27		–586
Operating costs	–157	–68	–461	–240	–926
Total expenses	**–2 270**	**–799**	**–488**	**–240**	**–3 797**
Operating income/loss	**307**	**167**	**90**	**–6**	**558**

The Capital Management and Advisory business sector provides marketing services to the Credit Solutions and Risk Solutions business sectors. Capital Management and Advisory fees and commissions include the fees charged. The Asset Management business sector provides investment management services to other business sectors. These management services fees are included in net investment income.

The Group has revised the definition of trading revenues for the business group and has reflected the change in line items in 2002. Risk Solutions is the business sector impacted for the full year 2002. The change does not impact total revenues or operating income.

The Group has allocated the investment return on certain proprietary assets from Asset Management to the other business groups and business sectors as described in note 15a).

Certain contracts include experience related features that can result in reclassifications which impact acquisition costs and claims expense. The business group now classifies experience related changes of the contracts in line with the recognition of the original estimate. Prior year 2002 comparatives have been adjusted to be consistent with this policy. This has no impact on operating income or net equity.

g) Geographic gross premiums written

CHF millions	2002	2003
United States	16422	**15191**
United Kingdom	3643	**3728**
Germany	1795	**2324**
France	735	**1087**
Switzerland	1701	**1080**
Italy	866	**1022**
Canada	906	**924**
Australia	698	**870**
Netherlands	675	**697**
Other	5244	**6415**
Total	32685	**33338**

h) Gross premiums written by line of business

CHF millions	2002	2003
Property	6866	**6782**
Liability	4861	**5940**
Motor	2979	**3220**
Engineering	1017	**1207**
Accident	1266	**1171**
Marine	1259	**1158**
Credit/surety	915	**991**
Aviation and space	867	**831**
Other lines	341	**369**
Total non-life	20371	**21669**
Total life/health	12314	**11669**
Total	32685	**33338**

16. Subsidiaries, equity investees and variable interest entities

Subsidiaries and equity investees

	Share capital (CHF millions)	Affiliation in % as of 31.12.2003	Method of consolidation
Europe			
Switzerland			
Diax Holding	9	37.26	e
European Reinsurance Company of Zurich	312	100	f
Swiss Re Asset Management (Switzerland) AG	15	100	f
Swiss Re Partnership Holding AG	0	100	f
Xenum Finance AG	1	42.5	e
Germany			
Swiss Re Germany AG	70	100	f
Swiss Re Germany Holding AG	78	100	f
United Kingdom			
Banian Investments UK Ltd	664	100	f
Calico Leasing GB Ltd	77	100	f
Cyreniac Investments (UK) Ltd	1 328	100	f
Dex Hold Ltd	0	100	f
European Credit and Guarantee Insurance PCC Ltd	10	100	f
Fox-Pitt, Kelton Group Ltd and group companies	0	100	f
Palatine Insurance Company Ltd	17	100	f
Princess Management & Insurance Ltd	3	49.99	e
Reassure UK Life Assurance Company Ltd	61	100	f
SR Delta Investments (UK) Ltd	15	100	f
SR Dorus Investment Ltd	2	100	f
SR Edinburgh Ltd	0	75	f
SR International Business Insurance Company Ltd	272	100	f
Swiss Re (UK) House Ltd	0	100	f
Swiss Re Capital Markets Ltd	260	100	f
Swiss Re Financial Services Ltd	16	100	f
Swiss Re GB Plc	1 414	100	f
Swiss Re Investment Management Ltd	1	100	f
Swiss Re Life & Health UK Ltd	421	100	f
Swiss Re Services Ltd	0	100	f
Swiss Re Specialised Investments Holdings (UK) Ltd	2	100	f
Swiss Reinsurance Company UK Ltd	1 005	100	f
The Mercantile & General Re Insurance Company Ltd	309	100	f
Ireland			
Pegasus Strategic Investment Company Plc	202	100	f
Swiss Re International Treasury (Ireland) Ltd	0	100	f
Swiss Re Ireland Ltd	131	100	f
Swiss Re Life & Health (Ireland) Ltd	1	100	f

Method of consolidation:
- f full
- e equity
- * Joint venture from accounting perspective

	Share capital (CHF millions)	Affiliation in % as of 31.12.2003	Method of consolidation
Italy			
Swiss Re Italia SpA	23	100	f
Luxembourg			
Special Risk Insurance and Reinsurance Luxembourg SA	117	18.18*	e
Swiss Re Management (Luxembourg) SA	12	100	f
Swiss Re Treasury (Luxembourg) SA	12	100	f
Netherlands			
Algemene Levensherverzekering Maatschappij NV	8	100	f
Atradius	78	47.5	e
Calam CV	0	100	f
Pension Factory NV	2	80	f
Swiss Re Life & Health Nederland NV	5	100	f
Swiss Re Nederland Holding BV	1	100	f
France			
Frasecur Société d'Investissement à Capital Variable	0	99.83	f
Hungary			
Swiss Re Treasury (Hungary) Ltd	0	100	f

North America

Barbados			
Accra Holdings Corporation	137	100	f
Atlantic International Reinsurance Company Ltd	5	100	f
Bridge Holding Company Ltd	9	100	f
European Finance Reinsurance Company Ltd	6	100	f
European International Holding Company Ltd	202	100	f
European International Reinsurance Company Ltd	197	100	f
Gasper Funding Corporation	0	100	f
Joneswood Reinsurance Company Ltd	38	100	f
Stockwood Reinsurance Company Ltd	1	100	f
Underwriters Reinsurance Company (Barbados) Inc	137	100	f

Notes to the Group financial statements

16. Subsidiaries, equity investees and variable interest entities (continued)

	Share capital (CHF millions)	Affiliation in % as of 31.12.2003	Method of consolidation
Bermuda			
Englewood Ltd	0	100	f
Fields Holding Company Ltd	0	100	f
Life Re International Ltd	0	100	f
Old Fort Insurance Company Ltd	0	100	f
Parkwood Reinsurance Company Ltd	0	100	f
SwissRe Capital Management (Bermuda) Ltd	0	100	f
SwissRe Finance (Bermuda) Ltd	0	100	f
SwissRe Investments (Bermuda) Ltd	0	100	f
Canada			
Swiss Re Life & Health Canada	108	100	f
Swiss Reinsurance Company Canada	10	100	f
Swiss Re Holdings (Canada) Inc	113	100	f
Cayman Islands			
Ampersand Investments (UK) Ltd	1 328	100	f
Argonaut Ltd	0	100	f
Dunstanburgh Finance (Cayman) Ltd	0	100	f
Swiss Re Funding (UK) Ltd	0	100	f
Swiss Re Strategic Investments (UK) Ltd	0	100	f
United States			
Conning Corporation and group companies	0	100	f
Facility Insurance Corporation	1	100	f
Facility Insurance Holding Corporation	0	100	f
Fort Wayne Health & Casualty Insurance Company	6	100	f
Life Re Capital Trust I	4	100	f
North American Capacity Insurance Company	5	100	f
North American Elite Insurance Company	4	100	f
North American Specialty Insurance Company	15	100	f
Reassure America Life Insurance Company	3	100	f
Sage Life Holdings of America Inc	0	100	f
Southwestern Life Insurance Company	4	100	f
Swiss Re America Holding Corporation	0	100	f
Swiss Re Asset Management (Americas) Inc	46	100	f
Swiss Re Atrium Corporation	1	100	f
Swiss Re Capital Markets Corporation	0	100	f
Swiss Re Financial Products Corporation	0	100	f
Swiss Re Financial Services Corporation	0	100	f
Swiss Re Life & Health America Holding Company	0	100	f
Swiss Re Life & Health America Inc	5	100	f
Swiss Re Management Corporation	0	100	f
Swiss Reinsurance America Corporation	7	100	f
Washington International Insurance Company	5	100	f

Method of consolidation:

f full

e equity

* Joint venture from accounting perspective

	Share capital (CHF millions)	Affiliation in % as of 31.12.2003	Method of consolidation
Latin America			
Mexico			
Swiss Re México SA	62	100	f
Australia			
Swiss Re Asset Management (Australia) Ltd	0	100	f
Swiss Re Australia Ltd	19	100	f
Swiss Re Life & Health Australia Ltd	1	100	f
The Mercantile and General Reinsurance Company of Australia Ltd	12	100	f
Africa			
South Africa			
Swiss Re Asset Management (SA) Ltd	0	100	f
Swiss Re Life & Health Africa Ltd	0	100	f
Swiss Re Africa Ltd	2	100	f
Asia			
Hong Kong, China			
Swiss Re Asset Management (Asia) Ltd	0	100	f

Variable interest entities

In January 2003, new international guidance was issued on the consolidation of variable interest entities ("VIEs"). This guidance was subsequently revised and replaced in December 2003. The Group has applied the revised guidance to VIEs created or acquired after 31 January 2003, and has consolidated, as of 31 December 2003, those VIEs of which it is the primary beneficiary.

The Group is in the process of analysing the impact of the revised guidance on VIEs created or acquired before 31 January 2003, and will consolidate those VIEs of which it is the primary beneficiary in the 2004 financial statements.

Variable interests in VIEs created or acquired after 31 January 2003

The Group holds a variable interest in certain insurance-linked securitisations, private equity limited partnerships and other entities, created or acquired after 31 January 2003, which meet the definition of a VIE.

The insurance-linked securitisations transfer pre-existing insurance risk to the capital markets through the issuance of insurance-linked securities. The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked securities or through protection provided for the value of the collateral held. The Group's maximum exposure to loss in the insurance-linked securitisations equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked securities held. The collateral held usually consists of investment grade securities.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

As of 31 December 2003, the total assets of VIEs, created or acquired after 31 January 2003, of which the Group is the primary beneficiary, amounted to CHF 126 million.

As of 31 December 2003, the total assets of and estimated maximum exposure to loss in VIEs, created or acquired after 31 January 2003, in which the Group holds a significant variable interest but is not the primary beneficiary, amounted to CHF 2 331 million and CHF 1739 million, respectively.

Variable interests in VIEs created or acquired before 31 January 2003

It is reasonably possible that the Group will be considered to be, as of 1 January 2004, the primary beneficiary of certain VIEs created or acquired before 31 January 2003. As of 31 December 2003, the total assets and estimated maximum exposure to loss of these VIEs amounted to CHF 4 894 million and CHF 230 million, respectively. Under applicable existing guidance, the Group has recognised CHF 4 256 million of these total assets, arising mainly from a modified coinsurance agreement.

In addition, it is reasonably possible that the Group will be considered to hold, as of 1 January 2004, a significant variable interest in certain VIEs created or acquired before 31 January 2003. The assets and liabilities arising from the Group's variable interest in these VIEs are currently accounted for under applicable existing guidance. The implementation of the revised guidance on VIEs is not expected to change the accounting for these assets and liabilities.

17. Restructuring provision

In 2003 the Property & Casualty Business Group paid out CHF 6 million for restructuring activities, principally in the form of employee redundancy benefits.

The Life & Health Business Group utilised CHF 5 million in respect of lease abandonment relating to the purchase of the reinsurance operations of Lincoln National Corporation in 2001.

The Financial Services Business Group has provided a further CHF 33 million for lease abandonment, severance and other personnel-related costs connected with ongoing restructuring. Expenses of CHF 35 million were incurred and charged against the provision.

The Financial Services Business Group reorganised the Asset Management function in 2003. The business group established a provision of CHF 29 million in respect of severance, other personnel-related costs and other expenses. In 2003 CHF 6 million of this provision was utilised.

2003 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Restructuring provision				
Balance as of 1 January	16	30	52	98
Increase in provision			62	62
Costs incurred	–6	–5	–41	–52
Effect of foreign currency translation		–3	–6	–9
Balance as of 31 December	**10**	**22**	**67**	**99**

Report of the Group auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As auditors of the Group, we have audited the consolidated financial statements (income statement, balance sheet, statement of shareholders' equity, statement of comprehensive income, statement of cash flow and notes to the Group financial statements/pages 3 to 53) of Swiss Re Group for the year ended 31 December 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the Swiss GAAP FER and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Michael P. Nelligan   Ray J. Kunz

Zurich, 24 March 2004

Annual report
Swiss Reinsurance Company, Zurich

Reinsurance and holding company

Swiss Reinsurance Company, Zurich, performs a dual role within the Swiss Re Group as both a reinsurance company and a holding company. The assessment of the market position, profitability and financial strength of Swiss Re's worldwide organisation must focus primarily on the consolidated financial statements.

The following commentary on the 2003 financial year of the parent company therefore complements the review of the financial year of the Swiss Re Group.

Financial year 2003

The business year was characterised by a good technical result. The reinsurance market either remained stable or improved in all regions and lines of business and the upturn in securities markets had a positive impact on the investment result. After-tax profit for the financial year based on the Swiss legal accounting regulations amounted to CHF 1 190 million, compared to CHF 106 million in the previous year.

Result from technical and deposit account

Net premiums written increased by 10.45% to CHF 17 397 million. Growth was equally from the property and casualty and life and health businesses. The net result from the technical and the deposit account improved by CHF 3 041 million to a profit of CHF 1 537 million for the year.

Investments

The investment result increased by CHF 872 million to a profit of CHF 139 million. Investment income, consisting of current income and realised gains, increased by CHF 717 million to CHF 3 861 million. Investment expenses decreased by CHF 236 million to CHF 3 036 million, due to reduced depreciation as a result of the favourable market conditions.

Liabilities from technical account

Liabilities from technical account rose by 13% to CHF 39 967 million. More than 90% of the liabilities are technical provisions; the remainder comprised payables from technical account and cash deposits. The equalisation reserve as of 31 December 2003 decreased by CHF 206 million to CHF 206 million.

Subordinated liabilities

As of 31 December 2003, the company held perpetual subordinated liabilities totalling CHF 1 968 million. These liabilities combine elements of debt and equity, and may be included in solvency calculations.

Shareholders' equity

Shareholders' equity at 31 December 2002 amounted to CHF 10 287 million before allocation of profit. After deduction of the dividend payment of CHF 310 million and the inclusion of the profit for the financial year 2003, shareholders' equity equalled CHF 11 167 million at year-end 2003.

The nominal share capital of the company remained unchanged at CHF 32 million on 31 December 2003.

Income statement
Swiss Reinsurance Company, Zurich

For the years ended 31 December

CHF millions	Notes	2002	2003
Technical account	1		
Premiums earned		14 189	**17 254**
Claims incurred		–9 900	**–10 324**
Change in future policy reserves		–1 671	**–2 378**
Change in equalisation reserve		22	**206**
Commissions incurred		–3 747	**–3 382**
Other technical result		410	**582**
Operating costs		–1 140	**–1 183**
Allocated investment return		600	**688**
Result from technical account		–1 237	**1 463**
Result from deposit account	1	–267	**74**
Result from technical and deposit account		–1 504	**1 537**
Investments	2		
Investment income		3 144	**3 861**
Investment expenses		–3 272	**–3 036**
Allocated investment return		–605	**–686**
Investment result		–733	**139**
Other income and expenses	3		
Other interest income		22	**42**
Other interest expenses		–158	**–161**
Other income and expenses		2 603	**16**
Result from other income and expenses		2 467	**–103**
Income before tax		230	**1 573**
Tax		–124	**–383**
Net income		106	**1 190**

The accompanying notes are an integral part of the financial statements.

Balance sheet
Swiss Reinsurance Company, Zurich
As of 31 December

Assets

CHF millions	2002	2003
Investments		
Investment real estate	1 195	**1 261**
Investments in subsidiaries and affiliated companies	17 099	**14 817**
Loans to subsidiaries and affiliated companies	3 007	**4 309**
Mortgages and other loans	685	**711**
Equity securities	6 391	**5 533**
Fixed income securities	6 380	**10 870**
Short-term investments	819	**1 742**
Assets in derivative financial instruments	681	**1**
Total investments	36 257	**39 244**
Assets from technical and deposit account		
Debtors from technical account	6 062	**5 368**
Deposits from technical account	6 748	**9 845**
Other assets from technical account	1 054	**1 223**
Debtors from deposit account	652	**313**
Deposits from deposit account	331	**2 478**
Total assets from technical and deposit account	14 847	**19 227**
Other assets		
Other debtors	750	**139**
Cash and cash equivalents	341	**631**
Intangible assets	117	**102**
Tangible assets	843	**787**
Other assets and accruals	131	**206**
Total other assets	2 182	**1 865**
Total assets	53 286	**60 336**

The accompanying notes are an integral part of the financial statements.

Liabilities and shareholders' equity

CHF millions	Notes	2002	2003
Liabilities	4		
Liabilities from technical and deposit account		36 637	**42 809**
Other provisions		748	**873**
Debt		3 175	**2 870**
Liabilities from derivative financial instruments		1 281	**948**
Other liabilities		976	**1 540**
Accruals and deferred income		182	**129**
Total liabilities		42 999	**49 169**
Shareholders' equity	5		
Share capital		32	**32**
Reserve for own shares		137	**110**
Other legal reserves		650	**650**
Other reserves		9 346	**9 178**
Retained earnings brought forward		16	**7**
Profit for the financial year		106	**1 190**
Total shareholders' equity		10 287	**11 167**
Total liabilities and shareholders' equity		53 286	**60 336**

The accompanying notes are an integral part of the financial statements.

Notes

Swiss Reinsurance Company, Zurich

Valuation principles

Basis of presentation

The income statement and the balance sheet are presented in a format which follows Swiss GAAP FER. The financial statements and the notes are prepared in accordance with the regulations of the Swiss Company Law.

Time period

The 2003 financial year comprises the accounting period from 1 January to 31 December 2003.

Valuation methods: Income statement

The result of property and casualty business is based on actuarial estimates over the life of the contract. In addition to the recognition of the technical accounts as reported by the ceding companies, empirical experience is taken into consideration. The allocation to the business year is in relation to the amount of reinsurance coverage provided.

The result of life and health reinsurance is the amount that has been earned over the coverage period. Provisions for life and health business are determined by actuarial methods.

Contracts which do not meet risk transfer requirements, defined as transferring a reasonable possibility of a significant loss to the reinsurer, are accounted for as deposit arrangements. Deposit amounts are adjusted for payments received and made, as well as for amortisation or accretion of interest.

The allocated investment return contains the calculated interest generated on the investments covering the technical provisions. The interest rate reflects the currency-weighted, five-year average yield on five-year government bonds.

The overall management expenses are allocated to the reinsurance business and the investment business on an imputed basis.

The taxes relate to the financial year and include taxes on income and capital as well as indirect taxes. Value-added taxes are included in the respective expense lines in the income statement. The taxes attributable to foreign branches are included on the basis of local financial statements.

Balance sheet/Assets

The following assets are stated at cost, less necessary and legally permissible depreciation:
- Investment real estate/own-use property (purchase or construction cost)
- Investments in subsidiaries and affiliated companies
- Equity securities and fixed income securities
- Derivative financial instruments

These assets are not subject to revaluation. Discounted securities are valued at their amortised cost. The valuation rules as prescribed by the Swiss insurance supervisory authority are observed.

With the exception of own-use property, tangible assets are stated at cost, less individually scheduled straight-line depreciation over their useful lives. Items of minor value are not capitalised. The same principles apply to the capitalisation of intangible assets which refer entirely to software development expenses.

The other assets are stated at nominal value in the balance sheet, after deduction of known credit risks if applicable.

Balance sheet/Liabilities

The technical provisions are valued in accordance with the following principles:

Premiums written relating to future periods are stated as unearned premium reserves and are normally calculated by statistical methods. The accrual of commissions is determined correspondingly and is reported in the item "Other assets from technical account".

Future policy reserves are determined on the basis of actuarially calculated present values taking experience into account.

Provisions for claims outstanding are based on information provided by clients and own estimates of expected claims experience which are drawn from empirical statistics. These include provisions for claims incurred but not reported. Unpaid insurance obligations are set aside at the full expected amount of future payment.

Provisions for profit commissions are based on contractual agreements with clients and depend on the results of reinsurance treaties.

The shares of technical provisions pertaining to retroceded business are determined or estimated according to the contractual agreement and the underlying gross business data per treaty.

At the direction of the Swiss insurance supervisory authority, an equalisation reserve has been established.

Other provisions are formed according to business principles and are based on estimated needs and in accordance with tax regulations. Provisions for taxation contain prospective taxes on the basis of the financial year just ended.

Cash deposits withheld from retrocession as well as debt and other liabilities are stated at redemption value. The liabilities from derivative financial instruments are valued using the same principles applied for the derivative financial instruments included under investments.

Foreign currency translation

All items denominated in foreign currencies are translated into Swiss francs. Balance sheet figures are translated at the currency exchange rates applicable on the balance sheet date and, in the income statement, figures are stated at average exchange rates of the year under report.

All currency differences arising either from the revaluation of the opening balance sheet, the adjustments from application of year-end and average rates or from foreign-exchange transactions are booked via a corresponding provision.

The currency exchange rates applicable for key currencies are shown on page 14.

Notes

Swiss Reinsurance Company, Zurich

Additional information on the financial statements

1. Result from technical and deposit account

CHF millions	Gross	Retro	2002 Net	Gross	Retro	2003 Net
Premiums written	17198	–1447	15751	**18602**	**–1205**	**17397**
Change in unearned premium reserves	–1571	9	–1562	**–217**	**74**	**–143**
Premiums earned	15627	–1438	14189	**18385**	**–1131**	**17254**
Claims paid	–4851	636	–4215	**–7592**	**691**	**–6901**
Change in provisions for claims outstanding	–6091	406	–5685	**–3139**	**–284**	**–3423**
Claims incurred	–10942	1042	–9900	**–10731**	**407**	**–10324**
Change in future policy reserves	–1491	–180	–1671	**–2382**	**4**	**–2378**
Change in equalisation reserve	22	–	22	**206**	**–**	**206**
Fixed commissions	–3465	203	–3262	**–3282**	**156**	**–3126**
Profit commissions	–497	12	–485	**–264**	**8**	**–256**
Commissions incurred	–3962	215	–3747	**–3546**	**164**	**–3382**
Other technical income and expenses	19	–53	–34	**74**	**6**	**80**
Result from cash deposits	457	–13	444	**508**	**–6**	**502**
Other technical result	476	–66	410	**582**	**–**	**582**
Operating costs			–1140			**–1183**
Allocated investment return			600			**688**
Result from technical account			–1237			**1463**
Result from deposit account			–267			**74**
Result from technical and deposit account[1]			–1504			**1537**

[1] 2002 including transition impact of CHF –40 million

2. Result from investments

CHF millions	2002	2003
Income from investment real estate	98	**95**
Income from subsidiaries and affiliated companies	614	**1 192**
Income from equity securities	139	**161**
Income from fixed income securities, mortgages and loans	354	**408**
Income from short-term investments	27	**33**
Income from investment services	1	**8**
Realised gains on sale of investments	1 911	**1 964**
Investment income	3 144	**3 861**
Investment management expenses	−182	**−89**
Valuation adjustments on investments	−2 248	**−1 278**
Realised losses on sale of investments	−842	**−1 669**
Investment expenses	−3 272	**−3 036**
Allocated investment return	−605	**−686**
Investment result[2]	−733	**139**

[2] 2002 including transition impact of CHF −163 million

3. Other income and expenses

CHF millions	2002	2003
Other interest income	22	**42**
Other interest expenses	−158	**−161**
Other income	3 459	**214**
Other expenses	−856	**−198**
Total other income and expenses	2 467	**−103**

Notes

Swiss Reinsurance Company, Zurich

Additional information on the financial statements (continued)

4. Liabilities

Liabilities from technical account

CHF millions	Gross	Retro	2002 Net	Gross	Retro	2003 Net
Payables from technical account	1 397	330	1 727	**1 388**	**382**	**1 770**
Cash deposits withheld from retrocession	–	226	226	**–**	**266**	**266**
Unearned premium reserves	3 955	–22	3 933	**4 039**	**–92**	**3 947**
Future policy reserves	4 181	194	4 375	**6 402**	**197**	**6 599**
Provisions for claims outstanding	26 282	–1 678	24 604	**28 454**	**–1 419**	**27 035**
Provisions for profit commissions	146	–1	145	**145**	**–1**	**144**
Equalisation reserve	412	–	412	**206**	**–**	**206**
Liabilities from technical account	36 373	–951	35 422	**40 634**	**–667**	**39 967**

Liabilities from deposit account

CHF millions	2002	2003
Payables from deposit account	1 147	**2 779**
Deposits from deposit account	68	**63**
Total liabilities from deposit account	1 215	**2 842**

Debt

CHF millions	2002	2003
Amounts owed to banks	1	**–**
Debentures	2 393	**2 468**
Loans	781	**402**
Total debt	3 175	**2 870**

5. Shareholders' equity

Change in shareholders' equity

CHF millions	2002	2003
Shareholders' equity on 31 December (previous year)	10 945	**10 287**
Dividend paid for the previous year	–776	**–310**
Capital increase including premium	12	**–**
Profit for the financial year	106	**1 190**
Shareholders' equity on 31 December before allocation of profit	10 287	**11 167**
Dividend payment	–310	**–341**[1]
Shareholders' equity on 31 December after allocation of profit	9 977	**10 826**

[1] Board of Directors' proposal to the Annual General Meeting of 14 May 2004

Source of shareholders' equity (after allocation of profit)

CHF millions	2002	2003
From nominal capital	32	**32**
From share premium	5 769	**5 769**
From profit allocation	3 877	**4 726**
From other allocations	299	**299**
Shareholders' equity on 31 December after allocation of profit	9 977	**10 826**

Contingent liabilities

Contingent liabilities, mainly towards Group companies, amounted on 31 December 2003 to CHF 2 450 million (2002: CHF 3 181 million). In addition, there were 28 unlimited guarantees; 24 of these are for obligations of Group companies. No payments are expected under these guarantees.

Leasing commitments

CHF millions	2002	2003
Remaining contract term up to 1 year	1	**4**
Remaining contract term up to 5 years	13	**15**
Remaining contract term more than 5 years	2	**–**

These off-balance sheet commitments pertain primarily to office and apartment space rented by the company. The amounts are shown for the non-cancellable contract period only.

Security deposits

To secure the technical provisions on the 2003 balance sheet date, securities in the amount of CHF 5 905 million were deposited in favour of ceding companies (2002: CHF 4 752 million).

Fire insurance value of tangible assets

The insurance value of tangible assets, comprising the real estate portfolio and other tangible assets, amounted on 31 December 2003 to CHF 2 596 million (2002: CHF 2 554 million).

Obligations towards employee pension funds

The current account obligations towards employee pension funds amounted to CHF 23 million on the 2003 balance sheet date (2002: CHF 220 million).

Bonds

The company has the following outstanding bonds:
3¾% interest, CHF 500 million, 2 July 1997–2007
3¾% interest, CHF 600 million, perpetual from 15 June 1999 but no less than 12 years.
These bonds are included in the item "Debt".

Investments in subsidiaries

Details on the Swiss Re Group's subsidiaries are to be found on pages 48 to 53.

Own shares Swiss Re Group

Own shares held by the Swiss Re Group are stated on page 31.

Claims on and obligations towards Group companies

CHF millions	2002	2003
Deposits from technical and deposit account	4 261	**5 371**
Debtors	2 937	**1 764**
Deposits retained from ceded reinsurance business	167	**158**
Other liabilities	1 160	**1 171**

Other provisions

This item contains provisions for taxation in the amount of CHF 344 million (2002: CHF 81 million) and other provisions totalling CHF 529 million (2002: CHF 667 million). Other provisions include a provision for currency fluctuations of CHF 268 million (2002: CHF 450 million).

Swiss Reinsurance Company, Zurich

Additional information on the financial statements (continued)

Debt, liabilities from derivative financial instruments and other liabilities

These items contain long-term liabilities in the amount of CHF 3 127 million (2002: CHF 3 838 million) which include subordinated liabilities of CHF 1 968 million (2002: CHF 1 893 million), and short-term liabilities amounting to CHF 2 231 million (2002: CHF 1 594 million).

Conditional capital

The Annual General Meeting on 31 May 2001 approved the creation of conditional capital as follows: an amount of CHF 900 000 for conversion rights and warrants granted in connection with bonds and similar financial instruments issued by the company or by Group companies; and an amount of CHF 700 000 for employee participation purposes of which, during the year 2003, CHF nil was issued (2002: CHF 36 948).

Change in undisclosed reserves

The undisclosed reserves on investments in securities and participations, as the difference between the cost or lower market valuation and the book values, and other financial provisions decreased by a net amount of CHF 199 million (2002: decrease of CHF 3 654 million) in the year under report.

Major shareholders

As of 31 December 2003, there were two shareholders with a participation exceeding the 5% threshold of Swiss Re's share capital. As these shares have mostly not been registered under their name, Swiss Re is unable to track, on its own, changes in their holdings.

The Capital Group Companies, Inc., domiciled in Los Angeles, informed SWX Swiss Exchange on 24 June 2002 that it held 5.06% of Swiss Re's voting rights on behalf of funds and clients.

Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced on 23 December 2003 that, in its capacity as investment manager for mutual funds and clients and through a number of its group companies, it has an aggregate voting right of 5.02% which may be exercised autonomously of the beneficial owners.

Personnel information

Swiss Reinsurance Company, Zurich, employed a staff of 2 959 on the balance sheet date (2002: 2 941). Personnel expenses for the 2003 financial year amounted to CHF 865 million (2002: CHF 870 million).

Proposal for allocation of profit

The Annual General Meeting to be held in Zurich on 14 May 2004 has at its disposal the following profit:

in CHF	2002	2003
Retained earnings brought forward from previous year	16 405 444	**6 528 835**
Profit for the financial year	105 502 459	**1 189 752 912**
Disposable profit	121 907 903	**1 196 281 747**

	Number of registered shares	Nominal capital in CHF
Share structure		
For the financial year 2003		
– eligible for dividend	310 379 068	31 037 907
– not eligible for dividend	11 678 802	1 167 880
Total shares issued	**322 057 870**	**32 205 787**

The Board of Directors proposes to the Annual General Meeting to allocate this profit as follows:

in CHF	2002	2003
Dividend	310 379 068	**341 416 975**
Withdrawal from reserves	–195 000 000	**–**
Allocation to reserves	–	**795 000 000**
Balance carried forward	6 528 835	**59 864 772**
Disposable profit	121 907 903	**1 196 281 747**

Dividend

If the Board of Directors' proposal for allocation of profit is accepted, a dividend of CHF 1.10 per share will be paid.

After deduction of the Federal Withholding Tax of 35%, the dividend will be paid from 19 May 2004 by means of dividend order to shareholders recorded in the Share Register or to their deposit banks.

Zurich, 24 March 2004

Report of the statutory auditors

To the Annual General Meeting of
Swiss Reinsurance Company
Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes/pages 57 to 66) of Swiss Reinsurance Company for the year ended 31 December 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Michael P. Nelligan   Ray J. Kunz

Zurich, 24 March 2004

Financial years 1997–2003

CHF millions	1997	1998	1999	2000	2001	2002	**2003**
Income statement							
Revenues							
Premiums earned	15862	16727	18051	22081	25219	29058	**30740**
Net investment income	2995	3131	3846	4802	5765	5494	**4606**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	**376**
Trading revenues						228	**472**
Other revenues	143	286	246	395	455	365	**236**
Total revenues	20281	22653	25731	31553	34104	34415	**36430**
Expenses							
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	**–14898**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	**–9085**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	**–6854**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	**–315**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	**–2942**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	**–34094**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	**2336**
Income tax expense	–480	–647	–783	–689	–61	–127	**–634**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	**1702**
Extraordinary income			450				
Extraordinary charges			–450				
Net income/loss	1777	2161	2446	2966	–165	–91	**1702**
Balance sheet							
Assets							
Investments	62725	69589	85684	89584	95888	86728	**88205**
Other assets	28657	38748	44516	53056	74342	75129	**81493**
Total assets	91382	108337	130200	142640	170230	161857	**169698**
Liabilities							
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	**63474**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	**37244**
Unearned premiums	3691	3174	4251	6131	6399	6754	**6457**
Other liabilities	13757	19142	18819	19764	24200	32833	**39205**
Long-term debt	3921	5049	4947	5058	7045	5663	**4807**
Total liabilities	73208	88374	105368	119853	147632	145171	**151187**
Shareholders' equity	18174	19963	24832	22787	22598	16686	**18511**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	–0.29	**5.48**

* Adjusted by 20-for-1 share split

Information

Important dates

14 May 2004
140th Annual General Meeting

19 May 2004
Payment of dividend

26 August 2004
Interim results

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2003
Financial Statements

Original version in English

The Annual Report 2003 is also available
in German and French.

The web version of the Annual Report 2003
is available in English at:
www.swissre.com/annualreport

The Annual Report 2003 summary is
available in English, German and French.

Order no.: 1490793_04_en

CC, 3/04, 14 000 en

Annual Report 2003
Financial Statements

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

Annual Report 2003
Summary

Swiss Re at a glance

Swiss Re – a well diversified global reinsurer

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1994

Premiums earned



30000
CHF millions
20000
10000
0
15%
18%
20%
32%
31%
39%
10%
38%
10%
35%
9%
39%
10%
33%
85%
82%
80%
68%
69%
61%
52%
55%
52%
57%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Property & Casualty
Life & Health
Financial Services

Net income/loss



3000
CHF millions
2000
1000
0
932
1101
1459
1777
2161
2446
2966
−165
−91
1702
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Return on equity



15
in %
10
5
0
8.7
12.7
13.8
11.8[1]
11.3[1]
10.9
11.9
−0.7
−0.5
10.2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

[1] Net income divided by average of shareholders' equity (1996 estimated)

The 1994–1996 figures represent the previously applied accounting policy and the former Group structure.

News 2003

- **Net income of CHF 1.7 billion, primarily driven by strong increase in underwriting profitability in non-life reinsurance**
- **Total non-life premium growth of 15% (25% excluding currency exchange effects) as Swiss Re fully captured attractive fundamentals**
- **Very satisfactory investment performance of 5.1%**
- **Property & Casualty Business Group: combined ratio of 98.4%, exceeding target of 100%**
- **Life & Health Business Group: attractive result; first European Admin Re℠ transaction completed**
- **Financial Services Business Group: strong turnaround in performance**

Key figures

CHF millions unless otherwise stated		2002	**2003**	Change in %
Property & Casualty Business Group				
Premiums earned		15 059	**17 409**	16
Combined ratio (in %)		104.1	**98.4**	
Life & Health Business Group				
Premiums earned		11 275	**10 229**	−9
Operating revenues		14 751	**13 314**	−10
Return on operating revenues (in %)		9.1	**8.7**	
Financial Services Business Group				
Premium business:	Premiums earned	2 720	**3 097**	14
	Combined ratio (in %)	127.4	**99.1**	
Fee business:	Total revenues	723	**812**	12
	Return on total revenues (in %)	−16.9	**9.7**	
Group				
Premiums earned		29 058	**30 740**	6
Net income/loss		−91	**1 702**	
Earnings/losses per share (in CHF)		−0.29	**5.48**	
Dividend per share (in CHF)		1.00	**1.10**[1]	10
Shareholders' equity		16 686	**18 511**	11
Return on investment (in %)		4.7	**5.1**	
Return on equity (in %)		−0.5	**10.2**	
Number of employees		8 287	**7 949**	−4

[1] Subject to approval at the Annual General Meeting of 14 May 2004

Share performance

Market information as of 17 March 2004	
Share price (in CHF)	87.80
Market capitalisation (in CHF millions)	27 251

Performance	**1994–17 March 2004 (p.a.)**	**2003**
Swiss Re (in %)	10.4	−6.8
Swiss Performance Index (in %)	8.1	22.1
DJ Stoxx Insurance Index (in %)	1.9	14.1



200 Share price in CHF (logarithmic scale)
100
50
20
Annual performance in %
100
75
50
25
0
−25
−50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
— Swiss Re — Swiss Performance Index — DJ Stoxx Insurance Index

* Year to 17 March 2004

Chairman and CEO letter

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report that Swiss Re returned to profit in 2003, generating net income of CHF 1.7 billion or CHF 5.48 per share. All business groups contributed to this positive development, with the strengthening recovery in non-life markets taking the lead. Based on our substantially improved results and the opportunities for further development of our business, the Board of Directors will recommend a dividend of CHF 1.10 per share at the Annual General Meeting on 14 May 2004.

Improved operating performance was supported by a higher return on investment of 5.1%. Against the background of historically low interest rates across major financial markets and asset impairment charges, this was a very satisfactory result. Swiss Re chose to lower its risk profile in asset management by further reducing equity holdings during the year.

Swiss Re was significantly impacted by the sharp decline in the US dollar against the Swiss franc. Revenue growth of 6% disguises a strong underlying growth achievement which measured 16% in original currencies. The Group adopts a neutral policy towards currency fluctuations, generally pursuing a strategy of matching assets and liabilities by currency.

With regard to major operating activities, our Property & Casualty Business Group exceeded targets both in growth and margin as market conditions in this sector further improved. Helped by its strong balance sheet, Swiss Re continued to gain market share, achieving premium growth in original currencies of 25% (16% in Swiss francs). More importantly, improved prices and disciplined underwriting are being translated into significantly higher earnings. Swiss Re achieved a combined ratio of 98.4%, better than our target of 100% for 2003.

Our Life & Health Business Group was most affected by currency movements, as it is substantially US dollar denominated, but it maintained its strong contribution to net income. The business group achieved a margin on operating revenues of 8.7%, just below its average target over three years of 9%. Growth in revenues was flat in original currencies (negative 10% in Swiss francs), reflecting continued run-off of some health lines, declining interest rates and the first effects of repricing initiatives currently underway.

All parts of the Financial Services Business Group performed well, producing an operating income of CHF 558 million. The premium business, comprising corporate risk underwriting, credit, and aviation, took advantage of favourable market conditions and recorded growth of 14% (25% in original currencies). In addition, revenue from fees increased by 26% (42% in original currencies) as our Capital Management and Advisory business sector emerged from its start-up phase. We are especially pleased with the leading position we have established in insurance securitisation, which has enhanced capital management opportunities for Swiss Re and our clients.

Significant expense efficiencies were realised in our investment activities through the integration of Capital Partners division into the Asset Management business sector and the decision to focus investment management operations in two locations – Zurich and New York. The three business groups and Corporate Centre also implemented expense reduction programmes, the benefits of which were only partially realised in 2003.

While Swiss Re is committed to managing cost ratios efficiently, our aim is to generate sustainable growth in profit. At the heart of our ability to create long-term value is knowledge building and expertise. We therefore strongly promote the professional and personal development of our global team in pursuing our business objectives. We have expanded our knowledge networks within the Group and encourage debate with interested parties in industry and academia, often through our Centre for Global Dialogue in Rüschlikon. As illustrated by the photographs in this year's Annual Report, Swiss Re researches a broad canvas of risk related topics. We shall continue to share and foster our expertise in identifying business opportunities and attracting talented people to Swiss Re.

Over the last 20 years the insurance industry has experienced periodic surges in claim liabilities resulting from new interpretations of the scope of insurance coverage and from expanding burdens of risk for our clients. These conditions are often retrospectively applied and are most evident in the US. We fully support the award of proper compensation to those who have suffered loss (eg from exposure to defective products). However, we also believe that in some instances awards are excessive or simply not merited where there has been no loss or impairment.

Swiss Re will actively support our clients' efforts to reach fair settlements with their claimants. In particular, and in the hope of bringing finality to the issue, we endorse measures now underway in the US to find an industry-wide solution to asbestos litigation, based on scales of compensation proportionate to the health impairment and fair apportionment of financial cost between industry and insurers.

A major review of the regulatory environment for the insurance and reinsurance industries by government bodies is now reaching an important phase. Swiss Re welcomes well considered and appropriate regulation and conducts an active dialogue with regulatory authorities and industry organisations. Europe has gained a leadership position in the specialist field of reinsurance in part due to the strong risk management traditions within the leading companies. We encourage the use of modern risk management techniques as the basis of future regulation.

Global warming may not always correspond to our daily weather experience, but climate change is nevertheless a reality. While we cannot identify direct causal links to specific weather events, rising temperatures are making it increasingly difficult to forecast the frequency and severity of related insurance risk. Swiss Re believes that we should not simply be observers of this changing pattern of risk, but should also promote solutions. To this end, we are active in building awareness of the need to switch to renewable energy sources and to reduce carbon emissions. Individuals, corporations and governments all have a role to play. In 2003 the Group demonstrated its resolve by committing itself to reducing its own carbon emissions, and to becoming "greenhouse neutral" over a period of ten years.

Looking ahead, we see a positive outlook for our company. The 2004 renewals for our non-life business saw Swiss Re making further progress in our largest business group. The strong price rises experienced in recent years may now be plateauing but we expect prices to remain at attractive levels and to generate improved returns for shareholders. We have engaged in a thorough review of our life and health pricing models in the US, prompted by changed economic factors, such as low interest rates. While we expect in the short term our share of new life reinsurance business to be reduced, our clients' reactions are encouraging and longer term we expect to regain market share. Our transaction based Admin Re℠ business is largely unaffected by these changes, and the transaction with CNA announced in February 2004 demonstrates our ability to grow profitably in our life and health business. We expect to build upon the current level of profitability in the Financial Services Business Group with positive development in both the premium and fee based sectors. In addition, Swiss Re was pleased and honoured to be awarded branch licences in both China and Japan in 2003, and we expect the Asia region to become an even more important market for our products in the future.

We are delighted to report that Mr Kaspar Villiger has made himself available for election to our Board of Directors. His election will be proposed at the Annual General Meeting of 14 May 2004. Having pursued a successful career as a businessman, Mr Villiger served as a Federal Councillor in Switzerland from 1989 until the end of 2003, and twice as President of the Swiss Confederation. His outstanding experience in politics and business would make him an excellent addition to our Board of Directors.

We know that success is very much a team effort. It is built upon the skill and expertise of our employees, and we would like to express our appreciation to all of them for their hard work and commitment. We would like to thank our clients for their trust in our company and our shareholders for their loyalty and support. We have greatly enjoyed our first year of working together closely as a team and look forward with confidence to the coming year.

Zurich, 25 March 2004

Peter Forstmoser
Chairman of the Board of Directors

John R. Coomber
Chief Executive Officer

Group results

Strong improvement in operating results and investment performance led to net income of CHF 1.7 billion for 2003.

Premiums earned increased by 6% to CHF 30.7 billion compared to 2002. Excluding the effect of the stronger Swiss franc, the increase was 16%.

The Property & Casualty Business Group reported premiums earned of CHF 17.4 billion. Adjusting for currency exchange effects, premium growth was 25%.

Premiums in the Life & Health Business Group decreased by 9% to CHF 10.2 billion. Adjusting for the effect of currency exchange, premiums increased by 1%.

The Financial Services Business Group increased premiums earned to CHF 3.1 billion, up 14% compared to the previous year. Excluding currency exchange effects, underlying growth was 25%.

Net investment income was CHF 4.6 billion, compared to CHF 5.5 billion in 2002. The main reasons for the fall were the depreciation of the US dollar against the Swiss franc, combined with lower market interest rates; these were partially offset by an increase in total investment assets (up 5% in original currencies) and lower investment management expenses.

Net realised investment gains were CHF 376 million, including the impact of the equity portfolio hedge, compared to net realised losses of CHF 730 million in 2002. The net impairment charge fell to CHF 725 million and was primarily incurred in the first half of 2003, compared to CHF 3.9 billion in impairments in 2002.

Other revenue decreased to CHF 236 million from CHF 365 million in 2002, due primarily to reduced brokerage fees and the sale in 2002 of non-core activities at the Group's Conning third party asset management subsidiary.

Trading revenues increased significantly to CHF 472 million from CHF 228 million in 2002, due to strong growth in insurance-linked and asset-backed securities, structured transactions and in credit business. This growth was partly offset by currency exchange effects.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.6 billion to CHF 24.0 billion. Excluding currency exchange effects, these expenses increased by 7%, compared with premium growth over the same period of 16%. In 2002 the claims related to credit business and the reserve increase in the Guaranteed Minimum Death Benefits business, resulting from poor equity markets in that year, did not recur in 2003. Adverse development in 2003 in casualty claims, principally those originating in the United States, was more than offset by improvements in all other lines of business worldwide. Swiss Re's review of its US asbestos and environmental exposures in 2003 resulted in only a minor change in its reserves held.

Acquisition costs rose to CHF 6.9 billion in 2003 from CHF 6.2 billion in 2002, an increase of 10%. Adjusting for currency exchange effects, the increase was 20%, which is primarily due to the growth in the underlying business.

Amortisation of goodwill decreased from CHF 350 million to CHF 315 million, due to currency exchange effects.

Other operating costs and expenses declined from CHF 3.2 billion to CHF 2.9 billion. Adjusted for currency exchange effects, the Group's other operating costs fell by 3%, compared to the 16% growth in total revenues. The change reflects further improvements in operating efficiencies across all parts of the Group. In line with this, Corporate Centre costs for 2003 were CHF 403 million, down 8% compared to CHF 437 million in 2002. The overall Group management expense ratio fell to 8.2% from 9.2% in 2002, which represents an improvement for the fifth consecutive year.

The tax expense in 2003 was CHF 634 million compared to CHF 127 million in 2002 and represents an effective tax rate in 2003 of 27%.

The Group recorded net income of CHF 1.7 billion, compared to a net loss of CHF 91 million in 2002. Earnings per share were CHF 5.48, compared with CHF −0.29 in 2002.

Shareholders' equity increased from CHF 16.7 billion to CHF 18.5 billion. The increase was mainly due to improved earnings and the change in unrealised gains and losses on equities, partly offset by currency exchange effects. Return on equity increased to 10.2% from −0.5% in 2002.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

CHF millions	2002	**2003**	Change in %
Business group operating income			
Property & Casualty	309	**1 817**	>250
Life & Health	1 316	**1 218**	−7
Financial Services	−633	**558**	
Total business group operating income	992	**3 593**	>250
Corporate Centre expenses	−437	**−403**	−8
Items excluded from the business groups			
Net realised investment gains/losses	259	**−89**	
Amortisation of goodwill	−350	**−315**	−10
Other income/expenses	−428	**−450**	5
Net income before tax	36	**2 336**	>250

Net realised gains or losses on certain financial instruments, amortisation of goodwill, and other income and expenses – such as indirect taxes, capital taxes, and interest charges – have been excluded in the assessment of each business group's performance.

Investments

Swiss Re delivered a return on investment of 5.1 %, exceeding its three year average target. This result was achieved against a background of volatile bond markets and despite continued significant impairments of equities in the first half of 2003. The investment result was supported by capital gains from both fixed income and equity securities.

Key topics

2003 was a year of contrasts for investments. In the first half, war in Iraq and mixed economic news translated into a climate of instability and pessimism, driving equity markets to record lows in the first quarter and interest rates to historic lows in the second quarter. The second half of 2003, however, offered a more upbeat perspective, as leading economic indicators turned generally positive in the US, Japan and (to a lesser extent) Continental Europe.

Other fundamental trends in 2003 were the rapid decline of the US dollar, most markedly against the yen and the euro, coupled with widening macroeconomic and trade imbalances, most notably the US current account and federal deficits – as well as the emergence of China as a prime destination for foreign investment.

At the end of 2003, Swiss Re's investment portfolio was valued at CHF 88 billion – little changed in Swiss franc terms from the end of 2002, although the portfolio grew by 5% in local currencies. The proportion of fixed income investments increased during 2003 to 88% of the overall portfolio. Two Admin Re[SM] transactions in the US and one in the UK supported the expansion of the fixed income portfolio. Investments in equities represented slightly under 8% of the total, down from 14% (before hedge) at the end of 2002. Active sales of equities, including the divestment of Swiss Re's holding in Partner Re, contributed to this trend.

The investment result of CHF 5 billion represents a return on investment of 5.1%. The result is composed of net investment income totalling CHF 4.6 billion, and net realised investment gains of CHF 376 million. This outcome compares favourably to 2002, when the investment return of 4.7% was heavily affected by impairments on equity securities.

US dollar denominated holdings, mainly fixed income securities, now account for 53% of the total investment portfolio. This is slightly down from 55% at the end of 2002. The growth in the US dollar portfolio has been more than offset by the fall in value of the US dollar against the Swiss franc.

Investments by currency as of 31 December 2003

Total CHF 88 205 million



53.1% USD
23.4% EUR
10.0% GBP
3.2% CHF
5.4% CAD
4.9% Other

Fixed income

After reaching historic lows in June 2003, interest rates ended the year slightly above their levels at the end of 2002. The main central banks broadly maintained their expansive monetary policies throughout the year. A steepening yield curve became more apparent in the third and fourth quarters, responding to evidence of good economic performance and expectations that interest rates would rise further. Corporate bond spreads continued to tighten, most markedly in the lower credit quality areas, offering less incentive for investors to take additional credit risk.

Swiss Re's fixed income investments (including short-term securities and mortgage loans) totalled CHF 78 billion at the end of 2003, compared to CHF 70 billion at the end of 2002. The portfolio's credit exposure remained stable, due to the Group's continued focus on high quality investment grade corporate bonds. Three Admin Re℠ transactions, including the purchase of the Zurich Life business in the UK, added CHF 1.9 billion to the fixed income portfolio. The organic growth of the portfolio was more than offset on the balance sheet by the 11% decline in value of the US dollar against the Swiss franc.

In a historically low interest rate environment, the current income (coupon) earned on the portfolio remained solid. The Group realised significant capital gains of CHF 1.1 billion, mainly in the second quarter of the year, as fixed income values peaked. Net unrealised gains on the bond portfolio (which are not included in the balance sheet) decreased to CHF 1.1 billion at year end from CHF 2.2 billion at the prior year end.

Equities

The major stock markets all posted significant gains in local currencies during 2003, with the eurozone lagging behind the US and, to a lesser extent, the UK. Equity valuations remained relatively attractive compared to bonds. Given the removal of uncertainty over the war in Iraq and clear signs of reflation arising from massive US fiscal and monetary stimulus, investors were prepared to increase their risk tolerance and shift into equities.

The size of the Group's equity portfolio was further reduced in 2003 in order to increase its allocation of capital to core reinsurance business and to take full advantage of the favourable non-life underwriting conditions. The hedging instruments used throughout the year to manage exposure to equity markets expired in the fourth quarter. They were not renewed because the Group's gross equity exposure has now achieved targeted levels.

Equity investments, including private equities, contributed sizable net realised gains of CHF 650 million, even though the 2002 market decline necessitated additional net impairments of CHF 583 million. These were recognised in the income statement, principally in the first half of the year and mainly related to 2002 change in values. At the end of 2003, the equity portfolio had CHF 416 million of net unrealised gains, compared to net unrealised losses of CHF 821 million the year before.

Risk and capital management

The management of risk and capital is a core competency for Swiss Re. Risk management evaluates the amount of risk adjusted capital needed to support the classes of business written. Capital management assesses total risk bearing capital and is responsible for timely capital supply. Swiss Re's dynamic risk and capital management functions ensure that the company is adequately capitalised at all times and that it has sufficient financial flexibility to profit from new business opportunities as they arise.

Swiss Re uses its own Risk Adjusted Capital (RAC) model to calculate the amount of capital the company requires, while also taking account of the views of external parties such as regulators and rating agencies.

Swiss Re has interactive relationships with Standard & Poor's, Moody's and A.M. Best. The company's commitment to prudent risk and capital management is reflected in its financial strength ratings, which remain among the highest in the industry.

Risk management

Swiss Re is exposed to multiple risks; it must therefore assess the entirety and correlation of the risks in its portfolio to determine which of them may accumulate and which contribute to diversification. This assessment is carried out on the basis of proprietary integrated risk models, developed over the course of more than a decade.

Actuarial models, guidelines and underwriting discipline allow Swiss Re to balance underwriting risks and react with appropriate measures to changes in its markets. Swiss Re gauges financial market risk using standard risk measurement methods and adjusts its asset allocation strategy accordingly. The company has developed powerful tools to manage its credit risks and addresses operational risks through clearly defined business and control processes and by promoting an appropriate risk culture.

Swiss Re's risk management organisation and processes are designed to ensure a disciplined approach to risk selection, prompt implementation of strategy, monitoring of the current risk profile and clearly defined responses to changing situations. Good corporate governance dictates the need for a clear separation of responsibilities between risk taking and risk and performance measurement. This principle is evidenced by the fact that Swiss Re's Chief Risk Officer, a member of the Executive Board Committee, does not accept risk on behalf of the company.

Focus in 2003

In 2003 Swiss Re continued to shift the composition of its portfolio towards underwriting risk and away from credit and financial market risk. A hard market environment contributed to strong growth in property and casualty. At the same time, Swiss Re further reduced its financial market risk exposure by divesting equity holdings for the fourth consecutive year.

Growth opportunities in property and casualty and life and health prompted Swiss Re to seek new ways of managing its business and reducing its net exposure through risk securitisation and risk swaps. The company will continue to pursue these risk transfer opportunities and seek to further develop these instruments.

In 2003 Swiss Re concluded a USD 100 million risk swap with Mitsui Sumitomo, and increased its natural catastrophe securitisation volume by several hundred million US dollars. Swiss Re's range of securitised risks was extended in December 2003 by the first life cat bond, Vita Capital, which provides USD 400 million of protection against a sudden severe increase in mortality claims.

Capital management

Swiss Re's capital management activities strive to strike the balance between reasonable funding costs and an appropriate balance sheet structure. The company's superior financial strength ratings attract investors to Swiss Re and encourage them to invest in its fixed income securities, thereby generating funding at attractive levels. The current low interest rate environment offers attractive debt financing opportunities. However, such opportunities need to be weighed against Swiss Re's overall principles of prudent capital management. Standards for Letters of Credit (LoC), or alternative acceptable collateral required to support certain businesses, have become considerably stricter in recent years; providers such as banks have reassessed their portfolios and reduced their exposure to the insurance industry. This trend benefits highly rated companies such as Swiss Re, as there is a tendency for remaining LoC capacity to be shifted towards stronger market participants.

Focus in 2003

In late summer 2003, Swiss Re renewed its maturing USD 2.5 billion Syndicated Credit Line and USD 3.5 billion Syndicated Letter of Credit Line with a combined line. Initially, Swiss Re launched the line at USD 5.5 billion, but after an oversubscription of more than 50%, it decided to increase the total amount to USD 6 billion.

Funded business

Swiss Re offers external funding solutions which help diversify business, generate new revenue and add value for clients. Funded business is disclosed in separate line items on the balance sheet: "Financial services assets" and "Financial services liabilities". These transactions are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks, thereby not significantly affecting Swiss Re's overall financial market risk profile. Group Capital Management coordinates funded business activities throughout Swiss Re. Currently, the main source of funded business is the Capital Management and Advisory business sector of the Financial Services Business Group.

Long-term debt used strictly for funded business is classified as operational debt. In 2003 Swiss Re took advantage of favourable conditions to issue medium and long-term operational debt. The aggregate value of European Medium Term Notes issued in 2003, maturing after the fiscal year 2004, was the equivalent of USD 540 million, with a weighted average maturity of 1.7 years. Operational long-term debt raised under Payment Undertaking Agreements in 2003 totalled USD 165 million, with a weighted average maturity exceeding 12 years. All interest rate and currency risk arising from operational debt is hedged.

Swiss Re also redeemed a NLG 925 million Exchangeable Bond issued in 1998, and repaid a maturing CHF 100 million Private Placement issued in 2001. With the maturing of these two transactions, Swiss Re considerably reduced its outstanding financial debt, an achievement made possible by strong positive cash flow from operating activities.

Swiss Re's European Medium Term Note (EMTN) programme has become an actively used funding instrument. In June 2003 the company successfully updated the programme, increasing its capacity to USD 5 billion. At the end of December 2003 Swiss Re's outstanding debt under the EMTN programme had an aggregate book value of USD 1.95 billion.

Outlook

Swiss Re will continue to build on its strong risk and capital management skills. An integrated approach and a proactive attitude towards risk and capital management will remain key features of the company's philosophy. Swiss Re strives to ensure a high level of security for its clients while delivering value for its shareholders, thereby maintaining the company's strong franchise and status as an attractive investment choice.

Financial years 1997–2003

CHF millions	1997	1998	1999	2000	2001	2002	**2003**
Income statement							
Revenues							
Premiums earned	15862	16727	18051	22081	25219	29058	**30740**
Net investment income	2995	3131	3846	4802	5765	5494	**4606**
Net realised investment gains/losses	1281	2509	3588	4275	2665	–730	**376**
Trading revenues						228	**472**
Other revenues	143	286	246	395	455	365	**236**
Total revenues	20281	22653	25731	31553	34104	34415	**36430**
Expenses							
Claims and claim adjustment expenses	–8057	–8514	–9333	–12153	–16266	–14485	**–14898**
Life and health benefits	–4185	–4881	–6200	–7478	–8532	–10084	**–9085**
Acquisition costs	–3767	–3661	–3973	–4883	–5658	–6220	**–6854**
Amortisation of goodwill	–75	–91	–211	–310	–368	–350	**–315**
Other operating costs and expenses	–1940	–2698	–2785	–3074	–3384	–3240	**–2942**
Total expenses	–18024	–19845	–22502	–27898	–34208	–34379	**–34094**
Income/loss before income tax expense	2257	2808	3229	3655	–104	36	**2336**
Income tax expense	–480	–647	–783	–689	–61	–127	**–634**
Net income/loss on ordinary activities	1777	2161	2446	2966	–165	–91	**1702**
Extraordinary income			450				
Extraordinary charges			–450				
Net income/loss	1777	2161	2446	2966	–165	–91	**1702**
Balance sheet							
Assets							
Investments	62725	69589	85684	89584	95888	86728	**88205**
Other assets	28657	38748	44516	53056	74342	75129	**81493**
Total assets	91382	108337	130200	142640	170230	161857	**169698**
Liabilities							
Unpaid claims and claim adjustment expenses	41876	45866	54072	59600	68618	62652	**63474**
Liabilities for life and health policy benefits	9963	15143	23279	29300	41370	37269	**37244**
Unearned premiums	3691	3174	4251	6131	6399	6754	**6457**
Other liabilities	13757	19142	18819	19764	24200	32833	**39205**
Long-term debt	3921	5049	4947	5058	7045	5663	**4807**
Total liabilities	73208	88374	105368	119853	147632	145171	**151187**
Shareholders' equity	18174	19963	24832	22787	22598	16686	**18511**
Earnings/losses per share in CHF	5.90*	7.35*	8.55*	10.39*	–0.57	–0.29	**5.48**

* Adjusted by 20-for-1 share split

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the change in or loss of one or more of the financial or claims-paying ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates

14 May 2004
140th Annual General Meeting

19 May 2004
Payment of dividend

26 August 2004
Interim results

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2003
Summary

Original version in English

The Annual Report 2003 summary is also available in German and French.

The Annual Report 2003 is available in English, German and French.

The web version of the Annual Report 2003 is available in English at:
www.swissre.com/annualreport

Order no.: 1490857_04_en

CC, 3/04, 6 000 en

Annual Report 2003
Summary

Swiss Reinsurance Company
Mythenquai 50/60
P. O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Swiss Re

Annual Report 2003
Business Report



News 2003

- **Net income of CHF 1.7 billion, primarily driven by strong increase in underwriting profitability in non-life reinsurance**
- **Total non-life premium growth of 15% (25% excluding currency exchange effects) as Swiss Re fully captured attractive fundamentals**
- **Very satisfactory investment performance of 5.1%**
- **Property & Casualty Business Group: combined ratio of 98.4%, exceeding target of 100%**
- **Life & Health Business Group: attractive result; first European Admin Re^{SM} transaction completed**
- **Financial Services Business Group: strong turnaround in performance**

Key figures

CHF millions unless otherwise stated		2002	**2003**	Change in %
Property & Casualty Business Group				
Premiums earned		15 059	**17 409**	16
Combined ratio (in %)		104.1	**98.4**	
Life & Health Business Group				
Premiums earned		11 275	**10 229**	−9
Operating revenues		14 751	**13 314**	−10
Return on operating revenues (in %)		9.1	**8.7**	
Financial Services Business Group				
Premium business:	Premiums earned	2 720	**3 097**	14
	Combined ratio (in %)	127.4	**99.1**	
Fee business:	Total revenues	723	**812**	12
	Return on total revenues (in %)	−16.9	**9.7**	
Group				
Premiums earned		29 058	**30 740**	6
Net income/loss		−91	**1 702**	
Earnings/losses per share (in CHF)		−0.29	**5.48**	
Dividend per share (in CHF)		1.00	**1.10**[1]	10
Shareholders' equity		16 686	**18 511**	11
Return on investment (in %)		4.7	**5.1**	
Return on equity (in %)		−0.5	**10.2**	
Number of employees		8 287	**7 949**	−4

[1] Subject to approval at the Annual General Meeting of 14 May 2004

Share performance

Market information as of 17 March 2004	
Share price (in CHF)	87.80
Market capitalisation (in CHF millions)	27 251

Performance	**1994–17 March 2004 (p.a.)**	**2003**
Swiss Re (in %)	10.4	−6.8
Swiss Performance Index (in %)	8.1	22.1
DJ Stoxx Insurance Index (in %)	1.9	14.1



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
−25
−50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
— Swiss Re — Swiss Performance Index — DJ Stoxx Insurance Index

* Year to 17 March 2004

Swiss Re at a glance

Swiss Re – a well diversified global reinsurer

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863.

Through its three business groups Property & Casualty, Life & Health and Financial Services, Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management.

Growth and diversification strategy since 1994

Premiums earned


30000
CHF millions
20000
10000
0
15%
18%
20%
32%
31%
39%
10%
38%
10%
35%
9%
39%
10%
33%
85%
82%
80%
68%
69%
61%
52%
55%
52%
57%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Property & Casualty
Life & Health
Financial Services

Net income/loss


3000
CHF millions
2000
1000
0
932
1101
1459
1777
2161
2446
2966
–165
–91
1702
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Return on equity


15
in %
10
5
0
8.7
12.7
13.8
11.8
11.3
10.9
11.9
–0.7
–0.5
10.2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

[1] Net income divided by average of shareholders' equity (1996 estimated)

The 1994–1996 figures represent the previously applied accounting policy and the former Group structure.

Photographic sections

As a leading global reinsurer, Swiss Re strives to anticipate market trends in the capital and risk arena. Building on the knowledge of its experts, who are drawn from a wide range of disciplines and cultural backgrounds, Swiss Re identifies, analyses and communicates on key industry issues affecting its business activities, financial results and corporate values. The photographic sections in this year's Annual Report highlight Swiss Re's global expertise on these "Top Topics".

Page 12

Gene technology
Thomas Epprecht, biochemist and risk expert in Zurich, monitors scientific research and assesses the risks associated with gene technology.

Page 24

Mortality trends
Ronald Klein, actuary and expert in mortality trends in London, analyses the effects of the growing obesity epidemic on mortality patterns.

Page 38

Natural catastrophes
Josef Breitsameter, natural scientist and expert on flood risk assessment in Munich, outlines the benefits of a new flood risk assessment tool recently developed for the Czech market.

Page 49

Insurance-linked securities
Judith Klugman in New York and Masaaki Katsuyama in Tokyo, both advisory experts on insurance related financial solutions, explain how insurance-linked securities are used to manage peak risks.

Page 74

Sustainability
Jürg Busenhart, lawyer and underwriting expert on environmental liability insurance in Zurich, offers insight into the insurability of ecological damage in the European Union.

Cover page

The "Altbau" building – the historical centre of Swiss Re's expertise at the company's headquarters in Zurich, Switzerland.

140th Annual Report
Business Report 2003

Contents

For detailed information on the financial statements and notes, please see Annual Report 2003 – Financial Statements.

Fellow shareholders, colleagues, ladies and gentlemen

We are pleased to report that Swiss Re returned to profit in 2003, generating net income of CHF 1.7 billion or CHF 5.48 per share. All business groups contributed to this positive development, with the strengthening recovery in non-life markets taking the lead. Based on our substantially improved results and the opportunities for further development of our business, the Board of Directors will recommend a dividend of CHF 1.10 per share at the Annual General Meeting on 14 May 2004.

Improved operating performance was supported by a higher return on investment of 5.1%. Against the background of historically low interest rates across major financial markets and asset impairment charges, this was a very satisfactory result. Swiss Re chose to lower its risk profile in asset management by further reducing equity holdings during the year.

Swiss Re was significantly impacted by the sharp decline in the US dollar against the Swiss franc. Revenue growth of 6% disguises a strong underlying growth achievement which measured 16% in original currencies. The Group adopts a neutral policy towards currency fluctuations, generally pursuing a strategy of matching assets and liabilities by currency.

With regard to major operating activities, our Property & Casualty Business Group exceeded targets both in growth and margin as market conditions in this sector further improved. Helped by its strong balance sheet, Swiss Re continued to gain market share, achieving premium growth in original currencies of 25% (16% in Swiss francs). More importantly, improved prices and disciplined underwriting are being translated into significantly higher earnings. Swiss Re achieved a combined ratio of 98.4%, better than our target of 100% for 2003.

Our Life & Health Business Group was most affected by currency movements, as it is substantially US dollar denominated, but it maintained its strong contribution to net income. The business group achieved a margin on operating revenues of 8.7%, just below its average target over three years of 9%. Growth in revenues was flat in original currencies (negative 10% in Swiss francs), reflecting continued run-off of some health lines, declining interest rates and the first effects of repricing initiatives currently underway.

All parts of the Financial Services Business Group performed well, producing an operating income of CHF 558 million. The premium business, comprising corporate risk underwriting, credit, and aviation, took advantage of favourable market conditions and recorded growth of 14% (25% in original currencies). In addition, revenue from fees increased by 26% (42% in original currencies) as our Capital Management and Advisory business sector emerged from its start-up phase. We are especially pleased with the leading position we have established in insurance securitisation, which has enhanced capital management opportunities for Swiss Re and our clients.

Significant expense efficiencies were realised in our investment activities through the integration of Capital Partners division into the Asset Management business sector and the decision to focus investment management operations in two locations – Zurich and New York. The three business groups and Corporate Centre also implemented expense reduction programmes, the benefits of which were only partially realised in 2003.

While Swiss Re is committed to managing cost ratios efficiently, our aim is to generate sustainable growth in profit. At the heart of our ability to create long-term value is knowledge building and expertise. We therefore strongly promote the professional and personal development of our global team in pursuing our business objectives. We have expanded our knowledge networks within the Group and encourage debate with interested parties in industry and academia, often through our Centre for Global Dialogue in Rüschlikon. As illustrated by the photographs in this Annual Report, Swiss Re researches a broad canvas of risk related topics. We shall continue to share and foster our expertise in identifying business opportunities and attracting talented people to Swiss Re.

Over the last 20 years the insurance industry has experienced periodic surges in claim liabilities resulting from new interpretations of the scope of insurance coverage and from expanding burdens of risk for our clients. These conditions are often retrospectively applied and are most evident in the US. We fully support the award of proper compensation to those who have suffered loss (eg from exposure to defective products). However, we also believe that in some instances awards are excessive or simply not merited where there has been no loss or impairment.

Swiss Re will actively support our clients' efforts to reach fair settlements with their claimants. In particular, and in the hope of bringing finality to the issue, we endorse measures now underway in the US to find an industry-wide solution to asbestos litigation, based on scales of compensation proportionate to the health impairment and fair apportionment of financial cost between industry and insurers.

A major review of the regulatory environment for the insurance and reinsurance industries by government bodies is now reaching an important phase. Swiss Re welcomes well considered and appropriate regulation and conducts an active dialogue with regulatory authorities and industry organisations. Europe has gained a leadership position in the specialist field of reinsurance in part due to the strong risk management traditions within the leading companies. We encourage the use of modern risk management techniques as the basis of future regulation.

Global warming may not always correspond to our daily weather experience, but climate change is nevertheless a reality. While we cannot identify direct causal links to specific weather events, rising temperatures are making it increasingly difficult to forecast the frequency and severity of related insurance risk. Swiss Re believes that we should not simply be observers of this changing pattern of risk, but should also promote solutions. To this end, we are active in building awareness of the need to switch to renewable energy sources and to reduce carbon emissions. Individuals, corporations and governments all have a role to play. In 2003 the Group demonstrated its resolve by committing itself to reducing its own carbon emissions, and to becoming "greenhouse neutral" over a period of ten years.

Looking ahead, we see a positive outlook for our company. The 2004 renewals for our non-life business saw Swiss Re making further progress in our largest business group. The strong price rises experienced in recent years may now be plateauing but we expect prices to remain at attractive levels and to generate improved returns for shareholders. We have engaged in a thorough review of our life and health pricing models in the US, prompted by changed economic factors, such as low interest rates. While we expect in the short term our share of new life reinsurance business to be reduced, our clients' reactions are encouraging and longer term we expect to regain market share. Our transaction based Admin Re℠ business is largely unaffected by these changes, and the transaction with CNA announced in February 2004 demonstrates our ability to grow profitably in our life and health business. We expect to build upon the current level of profitability in the Financial Services Business Group with positive development in both the premium and fee based sectors. In addition, Swiss Re was pleased and honoured to be awarded branch licences in both China and Japan in 2003, and we expect the Asia region to become an even more important market for our products in the future.

We are delighted to report that Mr Kaspar Villiger has made himself available for election to our Board of Directors. His election will be proposed at the Annual General Meeting of 14 May 2004. Having pursued a successful career as a businessman, Mr Villiger served as a Federal Councillor in Switzerland from 1989 until the end of 2003, and twice as President of the Swiss Confederation. His outstanding experience in politics and business would make him an excellent addition to our Board of Directors.

We know that success is very much a team effort. It is built upon the skill and expertise of our employees, and we would like to express our appreciation to all of them for their hard work and commitment. We would like to thank our clients for their trust in our company and our shareholders for their loyalty and support. We have greatly enjoyed our first year of working together closely as a team and look forward with confidence to the coming year.

Zurich, 25 March 2004

Peter Forstmoser
Chairman of the Board of Directors

John R. Coomber
Chief Executive Officer

Group structure and organisation of the Executive Board

Board of Directors

Chairman
Executive Vice Chairman
Members of the Board of Directors

Executive Board

Chief Executive Officer
Members of the Executive Board

Corporate Centre

Risk & Knowledge	Finance	Communications & Human Resources	Information, Processes & Technology

Business Groups

Property & Casualty	Life & Health	Financial Services
Americas	North America	Risk Solutions
Europe	United Kingdom	Credit Solutions
Asia	Continental Europe	Capital Management and Advisory
	Asia and Rest of the World	Asset Management

Overall responsibility

John R. Coomber[1] Chief Executive Officer
Rudolf Kellenberger[1] Deputy Chief Executive Officer

Corporate Centre

Bruno Porro[1] Chief Risk Officer, Head of the Risk & Knowledge Division
Ann F. Godbehere[1] Chief Financial Officer, Head of the Finance Division
Walter Anderau Head of the Communications & Human Resources Division
Yury Zaytsev Group Information Officer, Head of the Information, Processes & Technology Division

Property & Casualty Business Group

Stefan Lippe[1] Head of the Property & Casualty Business Group

Andreas Beerli Head of the Americas Division
Michel M. Liès Head of the Europe Division
Pierre L. Ozendo Head of the Asia Division

Life & Health Business Group

John H. Fitzpatrick[1] Head of the Life & Health Business Group

Jacques E. Dubois Deputy Head of the Life & Health Business Group
W. Weldon Wilson Head of the North American operations

Financial Services Business Group

Jacques Aigrain[1] Head of the Financial Services Business Group

Martin Albers Head of the Risk Solutions business sector
Phillip Colebatch Head of the Capital Management and Advisory business sector
Benjamin Meuli[2] Chief Investment Officer, Head of the Asset Management business sector

[1] Member of the Executive Board Committee
[2] From 19 April 2004



From left:
Walter B. Kielholz
Executive Vice Chairman
Peter Forstmoser
Chairman
John R. Coomber
Chief Executive Officer

Strategy

As a global reinsurance company, Swiss Re continuously monitors the risk landscape to identify emerging risks and opportunities. In order to ensure long-term value creation, Swiss Re focuses on increasing shareholder value and balancing the interests of all stakeholders through a comprehensive strategic framework.

Swiss Re's framework for long-term value creation

The management of risk and capital, in its many facets, is Swiss Re's core business. Providing economically viable reinsurance and financial services solutions generates economic benefits for Swiss Re's clients and value for its shareholders. Swiss Re's mission is "to be the authority on managing capital and risk", recognised as the industry leader for its comprehensive knowledge of risk transfer, risk financing and asset management.

In fulfilling its mission, Swiss Re strives to produce attractive financial returns in a constantly changing business environment. The company assumes a comprehensive and long-term perspective on the business it writes and attaches great importance to balancing the interests of various stakeholder groups.

Swiss Re has a clearly defined Corporate Philosophy and strategy designed to serve as a coherent framework for long-term value creation. The Corporate Philosophy sets out common standards of behaviour in which Swiss Re as a company believes, and aims to guide decisions and behaviour across the business groups and divisions in more than 70 offices worldwide. Four core values form the centrepiece of this philosophy:

- *Excellence*, defining Swiss Re's standards of knowledge and expertise;
- *Efficiency*, governing quality and cost-effectiveness;
- *Sustainability*, setting the balance between Swiss Re's economic, social and environmental responsibilities; and
- *Integrity*, ensuring that the highest standards of ethical conduct are met in business activities.

"Our strategy and the expertise of our global team differentiates Swiss Re and enables us to grow and sustain our earnings power." John R. Coomber, CEO

Strategic goals and performance

Building upon its mission and value framework, Swiss Re has defined four strategic goals:

- To be the global market leader in property and casualty and life and health reinsurance;
- To be the premier provider of capital, risk and asset management solutions in business-to-business financial services with a specific focus on insurers and other financial institutions;
- To deliver attractive returns to shareholders whilst maintaining top financial strength and ratings;
- To be a global company built on teams with unrivalled risk and capital expertise, professionalism and commercial insight.

In order to achieve these goals, Swiss Re actively pursues a strategy of diversification through its business groups, Property & Casualty, Life & Health and Financial Services, allocating resources to those businesses which present the best risk/return profile. Each business group maintains, fosters and further develops long-term client relationships, applies sound risk management and underwriting discipline and pursues effective cost management.

The Strategic Map 2004 highlights Swiss Re's priorities.

Strategic Map 2004

Corporate Centre

- Set strategic direction and promote innovation and growth
- Exercise effective control and coordinate operations by managing capital and a diversified risk portfolio, enhancing and protecting brand reputation, providing information and technology
- Attract, retain and develop people and skills
- Manage the framework of governance and compliance

Property & Casualty

- Leverage Swiss Re's financial strength and superior research/underwriting skills to outperform the market's underwriting result over the cycle
- Actively manage the cycle through flexible capital allocation
- Focus on key clients and grow business in attractive new segments
- Build and strengthen leading position in selected emerging markets
- Achieve operational excellence and manage operational risks by improving business processes and leveraging information technology

Life & Health

- Achieve and strengthen leading position in strategic markets with key clients
- Focus on mortality business and selected accident and health opportunities
- Expand Admin Re[SM] and in-force business in the US and Europe
- Achieve operational excellence through pricing and performance measurement, strategic cost management and operational risk management
- Enhance returns on capital by effective capital management

Financial Services

- Maximise participation in profitable corporate and aviation accounts
- Build on the opportunities offered by the industry's capital constraints to profitably grow the run-off portfolio
- Extend leadership position in credit and surety while managing peak risks
- Continue to develop insurance-linked securities and other capital management tools for both clients and the Group
- Maintain focus on cost efficiency and capital allocation

The implementation of Swiss Re's strategy is assessed through both the Target Matrix and Group Balanced Scorecard.

The Target Matrix focuses on financial objectives for the Group and the individual business groups. Each business group is measured against a profitability as well as a growth target over three years.

Target Matrix

Business group	Key figures	Average target 2004 to 2006
Property & Casualty	Combined ratio	96%
	Premium growth	5%
Life & Health	Return on operating revenues	9%
	Operating revenues growth	7%
Financial Services	*Premium business:*	
	Combined ratio	95%
	Premium growth	3%
	Fee business:	
	Return on total revenues	15%
	Total revenue growth	10%
Group	Return on investment	5.3%
	Return on equity	13%



Thomas Epprecht
Biochemist and risk expert, visiting the *Institute of Plant Sciences, Swiss Federal* Institute of Technology, Zurich.

The increasing use of genetically modified organisms (GMOs) in the production of pharmaceuticals, and in agriculture and foodstuffs, is changing the risk landscape and has triggered a worldwide debate. Swiss Re recognised early in this debate that growing public sensitivity would not be without consequences for liability insurance. It has therefore not only been actively monitoring scientific research and assessing the risks associated with gene technology, but has also been engaged in ongoing dialogue with clients and other stakeholders on conditions of insurability.

Mr Epprecht, how would you describe the insurance industry's experiences with gene technology to date?
While public concern centres on the perceived health risks of GMOs, so far most of the claims encountered by the insurance industry have involved so-called "commingling", whereby apparently conventional products are found to have been unintentionally or unlawfully mixed with GM products. The agri-food chain is poorly equipped to ensure the total segregation of crops demanded by consumers and by differing local legal requirements. So the commingling issue looks set to continue. However, it should be noted that there have still been no scientifically validated reports of commercially available GM products leading to health impairments.



Scientists are researching biochemical factors and microbe interaction in genetically modified cassava plants.

What are the insurance industry's main concerns regarding gene technology?
Current legislative trends are largely driven by the "precautionary principle", which is often misunderstood to mean the total exclusion of risk. As it is patently impossible to achieve this, lawmakers must acknowledge that legal liability necessarily implies some exposure to risk and that this risk must be quantifiable if it is to be insurable. Legislation designed to eliminate the risk of commingling in modern agricultural biotechnology would inevitably cause the market value of tainted conventional crops to be diminished. The insurance industry cannot be expected to provide cover for such unquantifiable financial losses stemming from attempts to cut costs along the agri-food value chain.



The transgenic crops propagated in these greenhouses are carefully contained and monitored.

How is Swiss Re addressing this issue?
Swiss Re started addressing worrying developments in liability law and the impact of such trends on insurability at an early stage. It does so both through risk dialogue and through publications. Regular contact with clients enables us to monitor scientific developments and related trends in the biotech industry very closely. In 2003, we also organised an International Biotechnology Forum focusing on risk perception, liability and insurability. Hosted at Swiss Re's Centre for Global Dialogue, this event provided an excellent platform for an open debate with various stakeholders. Insights gained at such conferences and through client contact are incorporated into our risk assessment and underwriting.

Economic and financial environment

2003 was a year of recovery for the global insurance industry. Substantial non-life premium rate improvements raised the industry's technical results, despite its need to strengthen loss reserves. The capital market environment improved, leading to better investment results and helping life insurers to sell their guaranteed interest products.

Better capital market environment for insurers

By the end of 2003, the world economy had regained stability and appeared headed for a recovery. Earlier fears that other countries would follow Japan into deflation proved unfounded. Instead, the global economy recovered, spurred by strong growth in the US and – surprisingly – Japan. At the year's end, interest rates were slightly higher than they had been a year earlier and stock market indices in most countries were up by more than 15% on their 2002 year-end levels.

Notwithstanding these improvements, high currency exchange rate fluctuations heavily impacted the balance sheets and the results of global firms for the second successive year. Most notable was the decline of the US dollar against the European currencies (EUR −17%, CHF −11%) in the course of 2003, which significantly reduced US dollar denominated income.

Interest rates since 1990 (10-year government bonds)



in %
Source: Datastream
15
12
9
6
3
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
United States
Japan
United Kingdom
Germany
France
Switzerland

Capital requirements remained an issue

The capital position of the insurance industry remained relatively weak during 2003, reflecting the financial difficulties of the previous years. Rating agencies continued to be sceptical about the outlook for the industry, further downgrading several insurance and reinsurance companies.

Improved results in property and casualty insurance

Direct non-life premium volume grew strongly in 2003, although at a slower pace than in 2002, when growth rates were at their highest since the liability crisis of the mid 1980s. Growth was fuelled once again by further premium rate increases in many markets, particularly in industrial lines of business. Many commercial lines have seen prices increase by over 50% over the last four years.

Technical and financial results improved substantially in 2003. Primary insurers successfully returned to underwriting profitability by tightening policy terms and conditions and improving cost efficiency, as well as by increasing rates. Combined ratios in the major markets are therefore expected to decrease by three to seven percentage points from 2002 levels, additionally supported by a below average loss burden from major man-made disasters. Insured losses of natural catastrophes were slightly above the long-term average. Credit claims, which are heavily dependent on general economic conditions, also developed favourably in 2003.

Nevertheless, some adverse developments affected the 2003 figures and prevented the industry from registering even better financial results:

- The latest data indicate reserves for liability claims were under-estimated, especially in the US and UK, highlighting significant under-pricing during the soft market in the second half of the 1990s. These reserves had to be strengthened, causing earnings from current profitable business to be reduced.
- In some European countries, impairments to insurers' assets, resulting from the equity market decline in prior years, were not fully recognised until 2003.

The reinsurance sector fared similarly: underwriting profitability improved considerably, especially in short-tail business. However, long-tail lines continued to be affected (albeit to a lesser extent than in previous years) by adverse claims developments.

Gradual improvement for primary life insurers

The life industry continued to face a challenging environment in 2003. Although premium volume further increased in North America and Continental Europe, growth was well below the trend of the 1990s. The volatility of financial markets hampered sales of unit-linked policies and variable annuities. However, life insurers benefited from continued strong demand for private and occupational pension products as governments in many countries, particularly in Europe, grappled with pension system reform.

Profitability improved due to the more favourable investment environment in the second half of 2003 as well as the industry's successful efforts to cut costs. However, cost reductions and lower bonus payments were not sufficient to bring life insurers back to past levels of profitability, for the following reasons:

- Many life insurers today are tightly restricted in their investment strategies. They are no longer able to invest as heavily as they once did in high return securities such as equities, since they lack the capital necessary to absorb the higher risk involved. This is a fundamental problem for providers of life policies with bonus payments in markets such as the UK, Germany and Switzerland.
- Unlike property and casualty insurers, which have far greater flexibility to reprice much of their business every year, many life insurers still carry a large in-force portfolio of policies offering investment return guarantees above the rate that can be earned in the current, historically low, interest rate environment.

Equity markets since 1990



500 January 1990 = 100
Source: Datastream
400
300
200
100
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004
United States (S&P 500)
Japan (TOPIX)
United Kingdom (FTSE 100)
Germany (DAX 30)
France (CAC 40)
Switzerland (SMI)

Although the industry has generally managed to avoid defaults, a number of insurers still have weak balance sheets, indicating that some consolidation between market players will be inevitable.

Life reinsurers have typically concentrated on reinsuring the mortality and morbidity risks of life business, and are therefore less affected by the interest rate guarantees of the primary insurers.

Life reinsurance premium growth has continued to outpace primary growth in 2003, reflecting in part the fact that protection business has not experienced the same sluggish growth as savings-type products. However, growth slowed in 2003 – particularly in the US, which accounts for over 60% of global life reinsurance volume; cession rates there have now stabilised. New opportunities are expected to arise in Continental Europe as a result of the capital pressure facing life insurers.

Outlook

Primary insurance premium volume in industrialised countries in both life and property and casualty is generally expected to grow with the long-term trend growth of GDP (between 3% and 4% per year), and premium increases in emerging markets will outpace overall economic growth. The underwriting result in the property and casualty insurance industry will remain attractive in most segments through 2005 at least, with combined ratios of approximately 100% for primary business; combined ratios for reinsurance are expected to be below 100%. Life reinsurance growth will exceed growth in primary markets in most countries, with the exception of the US and UK, where cession rates for new business are unlikely to increase beyond the current high levels.

2003

26 February

2003 renewals successful; impairment charges to impact results

Swiss Re reported successful January renewals, continuing the trend towards substantial improvements in both pricing and conditions. However, impairment charges were expected to affect the 2002 results.

17 March

First Swiss Re ReSource Award conferred

Swiss Re awarded USD 70 000 to Defensores de la Naturaleza and WWF Central America for a project safeguarding water resources in Guatemala.

27 March

Swiss Re's 2002 result

Swiss Re's 2002 result showed net premium income up 15% at CHF 29.1 billion but a negative impact from asset impairments. The final result for 2002 was a net loss of CHF 91 million.

7 May

Shareholder restructuring of Gerling NCM

Swiss Re, Deutsche Bank, Sal. Oppenheim and Gerling signed a contract reorganising the ownership of Gerling NCM. Swiss Re increased its stake to 47.5% in the new company, renamed Atradius.

7 May

Swiss Re sells stake in Partner Re

Swiss Re, one of the original co-founders of Partner Re, sold its remaining stake in the company. Swiss Re's capital gain was CHF 230 million.

12 May

Annual General Meeting

The 139th Swiss Re Annual General Meeting approved a reduced dividend of CHF 1.00 per share. Shareholders confirmed the nominations of Raymund Breu and John F. Smith Jr. to the Board of Directors, while Jorge Paulo Lemann was re-elected for a further four year term.

9 July

Life & Health reports 2002 embedded value

Swiss Re's Life & Health Business Group reported embedded value of CHF 16.3 billion for 2002. Growth in embedded value of CHF 1.2 billion from earnings and capital movements was more than offset by the negative impact of exchange rate movements.

4 August

USD 100 million catastrophe risk swap arranged

Swiss Re and Mitsui Sumitomo arranged a USD 100 million catastrophe risk swap involving Japan typhoon, North Atlantic hurricane and European windstorm risks. This transaction diversifies peak risks for both parties.

6 August

First Admin Re℠ transaction in the UK

Swiss Re acquired the closed book of business of Zurich Life Assurance Company (Zurich Life), one of Zurich Financial Services' United Kingdom based life assurance businesses, for a cash payment of approximately USD 240 million. This is Swiss Re's first Admin Re℠ transaction outside the United States.

11 August

USD 205 million of catastrophe protection obtained through cat bond

Swiss Re obtained USD 205 million of catastrophe protection through the Arbor programme for North American hurricane, European windstorm and Japanese and California earthquake exposures.

13 August

Flood risk assessment tool launched for Czech market

In response to the severe flooding in the Czech Republic, Swiss Re entered a joint venture partnership with Czech technology company MultiMedia Computer (MMC) to develop a flood risk assessment tool for the Czech insurance market.

29 August

Swiss Re's half-year result 2003

Swiss Re reported a solid earnings increase to CHF 691 million in the first half of 2003, with total premiums earned up 19% in original currencies. Shareholders' equity increased by CHF 1.2 billion to CHF 17.9 billion.

22 September

Swiss Re sponsors study on impact of climate change and loss of biodiversity on human health

Together with the United Nations Development Programme (UNDP) and Harvard Medical School's Center for Health and the Global Environment, Swiss Re embarked on an innovative research study aimed at evaluating health and economic damage caused by climate change and associated extreme weather events.

7 October

Swiss Re wins Asian Reinsurer of the Year 2003

For the third time in the award's seven year history, Swiss Re was awarded the "Asian Reinsurer of the Year" accolade by "Asia Insurance Review" and "The Review" reinsurance magazine.

30 October

Swiss Re to become greenhouse neutral

Swiss Re demonstrated its continued commitment to sustainability with the implementation of a ten year programme to become fully greenhouse neutral. The Group-wide programme combines a reduction of in-house emissions and an investment in the World Bank Community Development Carbon Fund.

8 December

First life securitisation

Swiss Re successfully sponsored its first insurance-linked security relating to life insurance risk, thereby obtaining USD 400 million of coverage from institutional investors for extreme mortality risk.

19 December

Swiss Re opens branch office in China

Swiss Re officially opened its Beijing branch, providing nationwide yuan-denominated reinsurance services in both life and health and property and casualty lines of business to China's rapidly growing insurance market.

29 December

Japan branch licence

Swiss Re received a branch licence from Japan's Financial Services Agency (FSA), which will allow the company to provide property and casualty and life and health reinsurance services in Japan.

2004 to date

5 February

Swiss Re to acquire CNA's book of life and health business in Admin Re[SM] transaction

Swiss Re announced an agreement to acquire CNA Financial's individual life insurance business for USD 690 million. The transaction is subject to certain customary closing conditions and regulatory approvals.

16 February

2004 renewals announcement

Swiss Re reported premium growth of 7% for its traditional non-life business in its January 2004 renewals. Strong demand for high security capacity, especially in casualty, enabled Swiss Re to be selective regarding business mix and desired layers.

2 March

Benjamin Meuli appointed Chief Investment Officer

The Board of Directors appointed Benjamin Meuli Chief Investment Officer and Member of the Executive Board of Swiss Re, effective 19 April 2004.

Group results

Strong improvement in operating results and investment performance led to net income of CHF 1.7 billion for 2003.

Premiums earned increased by 6% to CHF 30.7 billion compared to 2002. Excluding the effect of the stronger Swiss franc, the increase was 16%.

The Property & Casualty Business Group reported premiums earned of CHF 17.4 billion. Adjusting for currency exchange effects, premium growth was 25%.

Premiums in the Life & Health Business Group decreased by 9% to CHF 10.2 billion. Adjusting for the effect of currency exchange, premiums increased by 1%.

The Financial Services Business Group increased premiums earned to CHF 3.1 billion, up 14% compared to the previous year. Excluding currency exchange effects, underlying growth was 25%.

Net investment income was CHF 4.6 billion, compared to CHF 5.5 billion in 2002. The main reasons for the fall were the depreciation of the US dollar against the Swiss franc, combined with lower market interest rates; these were partially offset by an increase in total investment assets (up 5% in original currencies) and lower investment management expenses.

Net realised investment gains were CHF 376 million, including the impact of the equity portfolio hedge, compared to net realised losses of CHF 730 million in 2002. The net impairment charge fell to CHF 725 million and was primarily incurred in the first half of 2003, compared to CHF 3.9 billion in impairments in 2002.

Other revenue decreased to CHF 236 million from CHF 365 million in 2002, due primarily to reduced brokerage fees and the sale in 2002 of non-core activities at the Group's Conning third party asset management subsidiary.

Trading revenues increased significantly to CHF 472 million from CHF 228 million in 2002, due to strong growth in insurance-linked and asset-backed securities, structured transactions and in credit business. This growth was partly offset by currency exchange effects.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 24.6 billion to CHF 24.0 billion. Excluding currency exchange effects, these expenses increased by 7%, compared with premium growth over the same period of 16%. In 2002 the claims related to credit business and the reserve increase in the Guaranteed Minimum Death Benefits business, resulting from poor equity markets in that year, did not recur in 2003. Adverse development in 2003 in casualty claims, principally those originating in the United States, was more than offset by improvements in all other lines of business worldwide. Swiss Re's review of its US asbestos and environmental exposures in 2003 resulted in only a minor change in its reserves held.

Acquisition costs rose to CHF 6.9 billion in 2003 from CHF 6.2 billion in 2002, an increase of 10%. Adjusting for currency exchange effects, the increase was 20%, which is primarily due to the growth in the underlying business.

Amortisation of goodwill decreased from CHF 350 million to CHF 315 million, due to currency exchange effects.

Other operating costs and expenses declined from CHF 3.2 billion to CHF 2.9 billion. Adjusted for currency exchange effects, the Group's other operating costs fell by 3%, compared to the 16% growth in total revenues. The change reflects further improvements in operating efficiencies across all parts of the Group. In line with this, Corporate Centre costs for 2003 were CHF 403 million, down 8% compared to CHF 437 million in 2002. The overall Group management expense ratio fell to 8.2% from 9.2% in 2002, which represents an improvement for the fifth consecutive year.

The tax expense in 2003 was CHF 634 million compared to CHF 127 million in 2002 and represents an effective tax rate in 2003 of 27%.

The Group recorded net income of CHF 1.7 billion, compared to a net loss of CHF 91 million in 2002. Earnings per share were CHF 5.48, compared with CHF −0.29 in 2002.

Shareholders' equity increased from CHF 16.7 billion to CHF 18.5 billion. The increase was mainly due to improved earnings and the change in unrealised gains and losses on equities, partly offset by currency exchange effects. Return on equity increased to 10.2% from −0.5% in 2002.

Income reconciliation

The following table reconciles the income from Swiss Re's business groups and the operations of its Corporate Centre with the Group consolidated net income before tax.

CHF millions	2002	**2003**	Change in %
Business group operating income			
Property & Casualty	309	**1 817**	>250
Life & Health	1 316	**1 218**	−7
Financial Services	−633	**558**	
Total business group operating income	992	**3 593**	>250
Corporate Centre expenses	−437	**−403**	−8
Items excluded from the business groups			
Net realised investment gains/losses	259	**−89**	
Amortisation of goodwill	−350	**−315**	−10
Other income/expenses	−428	**−450**	5
Net income before tax	36	**2 336**	>250

Net realised gains or losses on certain financial instruments, amortisation of goodwill, and other income and expenses – such as indirect taxes, capital taxes, and interest charges – have been excluded in the assessment of each business group's performance.

Investments

Swiss Re delivered a return on investment of 5.1%, exceeding its three year average target. This result was achieved against a background of volatile bond markets and despite continued significant impairments of equities in the first half of 2003. The investment result was supported by capital gains from both fixed income and equity securities.

Key topics

2003 was a year of contrasts for investments. In the first half, war in Iraq and mixed economic news translated into a climate of instability and pessimism, driving equity markets to record lows in the first quarter and interest rates to historic lows in the second quarter. The second half of 2003, however, offered a more upbeat perspective, as leading economic indicators turned generally positive in the US, Japan and (to a lesser extent) Continental Europe.

Other fundamental trends in 2003 were the rapid decline of the US dollar, most markedly against the yen and the euro, coupled with widening macroeconomic and trade imbalances, most notably the US current account and federal deficits – as well as the emergence of China as a prime destination for foreign investment.

At the end of 2003, Swiss Re's investment portfolio was valued at CHF 88 billion – little changed in Swiss franc terms from the end of 2002, although the portfolio grew by 5% in local currencies. The proportion of fixed income investments increased during 2003 to 88% of the overall portfolio. Two Admin Re[SM] transactions in the US and one in the UK supported the expansion of the fixed income portfolio. Investments in equities represented slightly under 8% of the total, down from 14% (before hedge) at the end of 2002. Active sales of equities, including the divestment of Swiss Re's holding in Partner Re, contributed to this trend.

The investment result of CHF 5 billion represents a return on investment of 5.1%. The result is composed of net investment income totalling CHF 4.6 billion, and net realised investment gains of CHF 376 million. This outcome compares favourably to 2002, when the investment return of 4.7% was heavily affected by impairments on equity securities.

US dollar denominated holdings, mainly fixed income securities, now account for 53% of the total investment portfolio. This is slightly down from 55% at the end of 2002. The growth in the US dollar portfolio has been more than offset by the fall in value of the US dollar against the Swiss franc.

Investments by currency as of 31 December 2003

Total CHF 88 205 million



53.1% USD
23.4% EUR
10.0% GBP
3.2% CHF
5.4% CAD
4.9% Other

Fixed income

After reaching historic lows in June 2003, interest rates ended the year slightly above their levels at the end of 2002. The main central banks broadly maintained their expansive monetary policies throughout the year. A steepening yield curve became more apparent in the third and fourth quarters, responding to evidence of good economic performance and expectations that interest rates would rise further. Corporate bond spreads continued to tighten, most markedly in the lower credit quality areas, offering less incentive for investors to take additional credit risk.

Swiss Re's fixed income investments (including short-term securities and mortgage loans) totalled CHF 78 billion at the end of 2003, compared to CHF 70 billion at the end of 2002. The portfolio's credit exposure remained stable, due to the Group's continued focus on high quality investment grade corporate bonds. Three Admin Re℠ transactions, including the purchase of the Zurich Life business in the UK, added CHF 1.9 billion to the fixed income portfolio. The organic growth of the portfolio was more than offset on the balance sheet by the 11% decline in value of the US dollar against the Swiss franc.

In a historically low interest rate environment, the current income (coupon) earned on the portfolio remained solid. The Group realised significant capital gains of CHF 1.1 billion, mainly in the second quarter of the year, as fixed income values peaked. Net unrealised gains on the bond portfolio (which are not included in the balance sheet) decreased to CHF 1.1 billion at year end from CHF 2.2 billion at the prior year end.

Equities

The major stock markets all posted significant gains in local currencies during 2003, with the eurozone lagging behind the US and, to a lesser extent, the UK. Equity valuations remained relatively attractive compared to bonds. Given the removal of uncertainty over the war in Iraq and clear signs of reflation arising from massive US fiscal and monetary stimulus, investors were prepared to increase their risk tolerance and shift into equities.

The size of the Group's equity portfolio was further reduced in 2003 in order to increase its allocation of capital to core reinsurance business and to take full advantage of the favourable non-life underwriting conditions. The hedging instruments used throughout the year to manage exposure to equity markets expired in the fourth quarter. They were not renewed because the Group's gross equity exposure has now achieved targeted levels.

Equity investments, including private equities, contributed sizable net realised gains of CHF 650 million, even though the 2002 market decline necessitated additional net impairments of CHF 583 million. These were recognised in the income statement, principally in the first half of the year and mainly related to 2002 change in values. At the end of 2003, the equity portfolio had CHF 416 million of net unrealised gains, compared to net unrealised losses of CHF 821 million the year before.

Summary of financial statements

The following information is a summary of the audited 2002 and 2003 consolidated financial statements of the Group that have been prepared in accordance with Swiss GAAP FER and the Swiss Company Law. For more details, please refer to the Group's financial statements.

Income statement

For the years ended 31 December

CHF millions	2002	**2003**	Change in %
Revenues			
Premiums earned	29 058	**30 740**	6
Net investment income	5 494	**4 606**	−16
Net realised investment gains/losses	−730	**376**	
Trading revenues and other revenues	593	**708**	19
Total revenues	34 415	**36 430**	6
Expenses			
Claims and claim adjustment expenses	−14 485	**−14 898**	3
Life and health benefits	−10 084	**−9 085**	−10
Acquisition costs	−6 220	**−6 854**	10
Amortisation of goodwill	−350	**−315**	−10
Other operating costs and expenses	−3 240	**−2 942**	−9
Total expenses	−34 379	**−34 094**	−1
Income before income tax expense	36	**2 336**	
Income tax expense	−127	**−634**	>250
Net income/loss	−91	**1 702**	
Earnings/losses per share in CHF			
Basic	−0.29	**5.48**	
Diluted	−0.29	**5.43**	

Summary cash flow statement

For the years ended 31 December

CHF millions	2002	**2003**	Change in %
Cash flow from operating activities	3 880	**4 811**	24
Cash flow from investing activities	−4 034	**−1 723**	57
Cash flow from financing activities	−640	**−1 340**	−109
Effect of foreign currency translation	−451	**−92**	80
Change in cash and cash equivalents	−1 245	**1 656**	
Cash and cash equivalents as of 1 January	5 018	**3 773**	−25
Cash and cash equivalents as of 31 December	3 773	**5 429**	44

Summary balance sheet

As of 31 December

CHF millions	2002	**2003**	Change in %
Assets			
Investments			
Fixed income securities	59799	**64262**	7
Equity securities	12259	**6751**	–45
Mortgages and other loans	6939	**6133**	–12
Investment real estate	1537	**1646**	7
Short-term investments	3356	**7339**	119
Other invested assets	2838	**2074**	–27
Total investments	86728	**88205**	2
Cash and cash equivalents	3773	**5429**	44
Reinsurance assets	37106	**38178**	3
Deferred acquisition costs	4142	**4754**	15
Goodwill and other intangible assets	10037	**8837**	–12
Other assets	20071	**24295**	21
Total assets	161857	**169698**	5
Liabilities and shareholders' equity			
Liabilities			
Unpaid claims and claim adjustment expenses	62652	**63474**	1
Liabilities for life and health policy benefits	37269	**37244**	0
Unearned premiums	6754	**6457**	–4
Funds held under reinsurance treaties	6543	**7530**	15
Reinsurance balances payable	5221	**5567**	7
Other liabilities	21069	**26108**	24
Long-term debt	5663	**4807**	–15
Total liabilities	145171	**151187**	4
Total shareholders' equity	16686	**18511**	11
Total liabilities and shareholders' equity	161857	**169698**	5

Changes in shareholders' equity

CHF millions	2002	**2003**	Change in %
Balance as of 1 January	22598	**16686**	–26
Net income/loss	–91	**1702**	
Change in unrealised gains/losses on securities, net	–2974	**1116**	
Change in foreign currency translation	–2201	**–513**	77
Dividends	–776	**–310**	60
Equity issued/repurchased	212	**–148**	
Additional minimum liability, net	–82	**–22**	73
Balance as of 31 December	16686	**18511**	11


MANGOES
PILLAR

Ronald Klein

Actuary and expert in mortality trends, passing through New Spitalfields wholesale fresh produce market near the City of London.

Obesity is a growing epidemic. With links to cardiovascular disease, hypertension, diabetes and many types of cancer, its effects have become a major public health concern worldwide. Understanding mortality trends is core to Swiss Re's life reinsurance business. Despite dramatic improvements in mortality in recent decades, the prevalence of obesity has increased two to threefold in most developed countries and is taking hold in the developing world. The life insurance industry must respond to the challenge by ensuring that ratings and pricing remain up to date and in line with emerging experience.

Mr Klein, what has changed over the past 20 or 30 years to make obesity such a concern?
People live differently these days. Energy intake has increased while energy expenditure has fallen. We eat more high fat and high calorie foods. There are more private cars, and more machines and gadgets at home and in the office – meaning that less time is spent on physical exercise. Of particular concern is how many of our children prefer TV, video games and junk food to a healthy diet and physical recreation: addressing obesity in pre-teens and teenagers is a major priority.



Improved education about the health effects of junk food could help alleviate the obesity problem.

How widespread is the trend? Is this purely a problem for developed countries?
No. The significance of obesity as a global health concern has been recognised by the World Health Organisation. Excessive weight gain is no longer confined only to North America and other developed countries, but is also becoming an increasingly serious issue in other regions, including Asia.


BACON
TOMATO
BEANS
WITH
£4.45
Quality

Dietary decisions are key lifestyle choices.

How should society confront the problem? Is it really such an urgent challenge?
In the United States, obesity will soon overtake smoking as the number one cause of preventable death. Like the health effects of smoking, obesity usually stems from a choice about lifestyle. Society dealt with smoking through a variety of measures including education and persuasion. Confronting obesity is now an equally pressing task. It calls for a combined and determined effort by all parties: governments, the medical profession, food manufacturers and consumers need to be alert to this emerging risk and play a role in alleviating it. Healthy eating to promote a better life expectancy is clearly a major step in the right direction.

The profitability of the business group substantially increased in 2003 with the combined ratio improving to 98.4%, down from 104.1% in 2002. This was achieved through rate increases, disciplined underwriting and efficiency gains. Premiums earned grew 25% in original currencies.

Key business group topics

The improved market discipline of 2002 continued, to a large extent, into 2003: early fears of a significant market softening proved to be overly pessimistic. In fact, the low interest rate environment and growing catastrophe loss potentials due to increasing concentrations of insured values, caused the reinsurance market to remain strong.

Concerns about security of reinsurers, combined with noticeable improvements in primary results, prompted many ceding companies to increase their retentions. Swiss Re was also able to benefit from such concerns. Our superior balance sheet strength provided a significant competitive advantage, particularly in long-tail lines such as liability.

In 2003, Swiss Re's strong global control of underwriting, combined with an effective local delivery capability, ensured worldwide consistency in standards and contributed significantly to continued improvements in results. Client focus, underwriting profitability and cost efficiency remained the business group's driving principles.

In a low interest rate environment, successful reinsurers rely on superior underwriting through risk selection and capacity control. Swiss Re therefore introduced major underwriting initiatives in 2002 and 2003, designed specifically to strengthen the business group's ability to steer underwriting through the various phases of the market cycle. Common processes across the business group allow the company to set targets, create pricing transparency and measure performance in line with the Group's Target Matrix.

The processes introduced have significantly enhanced the business group's ability to measure pricing adequacy early in the renewal process and take immediate corrective action. This approach has been used successfully to manage the Group's natural catastrophe exposures for several years; it is now showing returns in other areas, both during 2003 and through the 2004 renewal.

Swiss Re's underwriting philosophy continues to evolve to keep pace with a changing environment. Although pricing is an important part of underwriting, a vigilant approach to coverage issues, such as tighter exclusion clauses, has also become increasingly necessary.

Swiss Re has also made major efforts to introduce appropriate coverage limitations in many other products, such as natural catastrophe exposures, motor liability and contingent business interruption. All of these matters were discussed widely with clients during the course of 2003 and were generally endorsed by Swiss Re's business partners.

Business group results

2003 saw the business group achieve an underwriting profit with a combined ratio of 98.4%. This was a significant improvement on the figure of 104.1% reported in 2002 and better than the target for the year of 100%.

The business group was again able to deliver significant premium growth. Premiums earned grew by 16% in 2003, with an annual average growth rate of 18% since 2000. In original currencies the growth in 2003 was 25%.

Operating income

Operating income increased from CHF 309 million to CHF 1.8 billion, due largely to improvement in the underwriting profit of CHF 894 million in 2003. With the current low interest rate environment and currency exchange movements, net investment income fell by CHF 368 million to CHF 1.2 billion. The operating result, excluding net realised investment gains and losses, increased by CHF 526 million. Net realised investment gains increased by CHF 982 million in the year due to sales of fixed income securities, and lower investment impairments.

The underwriting profit in 2003 was CHF 281 million, compared to an underwriting loss of CHF 613 million in 2002. This improvement was largely due to rate increases and a disciplined underwriting approach, and was achieved despite a poor result in liability from adverse developments from prior years.

Property & Casualty Business Group results

CHF millions	2002	2003	Change in %
Revenues			
Premiums earned	15059	**17409**	16
Net investment income	1533	**1165**	–24
Net realised investment gains/losses	–611	**371**	
Total revenues	15981	**18945**	19
Expenses			
Claims and claim adjustment expenses	–11587	**–12660**	9
Acquisition costs	–3345	**–3769**	13
Other operating costs and expenses	–740	**–699**	–6
Total expenses	–15672	**–17128**	9
Operating income	309	**1817**	>250
Operating result, excluding net realised investment gains/losses	920	**1446**	57
Claims ratio (in %)	77.0	**72.7**	
Acquisition cost ratio (in %)	22.2	**21.7**	
Management expense ratio (in %)	4.9	**4.0**	
Combined ratio (in %)	104.1	**98.4**	

Premiums earned

The Property & Casualty Business Group showed continued significant volume growth, with a 16% rise in reported premiums earned. The weakness of the US dollar and British pound relative to the Swiss franc had a negative impact on this growth: excluding currency effects, premiums grew by 25%.

Premiums earned 2003 by division

Total CHF 17409 million



48% Europe

42% Americas

10% Asia

The continued hard market produced rate rises across the board. Moreover, the earning pattern of contracts meant that 2003 premiums earned benefited from rate increases secured in 2002 as well as 2003. Additionally, some premiums earned in 2003 were actually related to 2002 late reported business from clients.

Another major factor driving premium growth was non-traditional business. This business supports clients' balance sheet needs as well as providing risk transfer. The business group wrote several of these large single transactions during the year which, depending on the clients' future needs, may or may not be renewed.

The weighting of property business within the portfolio reduced slightly to 33% from 34% of premiums earned due to the relative increase in the liability book. Liability rose by 2 percentage points to 27%, due largely to increasing rates and some underestimation of prior year premiums. Motor remained stable at 18%. Accident's proportion reduced by 1 percentage point to 7% due mainly to currency exchange movements. Other lines represented 15% of the portfolio, as in 2002.

Combined ratio

The business group delivered a combined ratio of 98.4% in 2003, a 5.7 percentage point improvement over 2002. Positive developments were recorded in all combined ratio components; the claims ratio, acquisition ratio and expense ratio all decreased in the year under review.

Combined ratio over time



125
in %
100
75
50
121.9
117.5
123.7[1]
104.1
98.4
1999
2000
2001
2002
2003

[1] Excluding the 11 September event, the combined ratio was 110.5%

The continued increase in rates at both the primary and reinsurance levels, improved terms and conditions, and a lower than average level of property losses helped to improve the claims ratio. Partially offsetting this improvement was a strengthening of liability reserves, predominantly for US business.

The expense ratio again improved in 2003, as the business group's focus on cost management and efficient processes continued. Absolute expenses decreased by 6%.

Lines of business

The re-underwriting initiatives of 2002 and 2003 reaped rewards across all lines of business. Swiss Re cancelled poorly performing contracts and also expanded into the most profitable segments.

In 2003 most lines reported an improvement in the combined ratio. In property, part of the increased profitability was due to the incidence of large "man-made" losses being lower than in 2002. Losses from natural catastrophes were at a similar level to 2002. Liability was severely impacted by losses from prior years, but showed a significant improvement in underlying performance. The motor portfolio benefited from re-underwriting and the cancellation of under-performing contracts.

Property

CHF millions	2002	**2003**
Premiums earned	5052	**5776**
Combined ratio (in %)	96.8	**80.5**

As the hard market persisted following the tragedy of 11 September 2001, property results continued to improve in 2003. The combined ratio advanced from 96.8% to 80.5%. Premiums earned grew by 14%, 23% in local currencies, thanks both to improved pricing and to new business. All divisions contributed to this growth and to the significant improvement in the bottom line result.

Premiums earned 2003 by line of business

Total CHF 17409 million



33% Property
27% Liability
18% Motor
7% Accident
15% Other

The overall number of insured losses from natural catastrophes was below expectations, although the number of events did increase in the second half of 2003. There was substantial damage from wildfires in Southern California, Canada and Australia; the catastrophe market was also affected by tornadoes in the US Midwest, and by Hurricane Isabel, which hit the US mid-Atlantic and northeastern states. Each of these events produced insured market losses in excess of USD 1 billion. Typhoon Maemi, which was the largest recorded windstorm ever to strike South Korea, also occurred in the second half of the year.

The year 2003 saw only two large "man-made" losses in the property portfolio: an explosion in a pharmaceutical plant in the US and another explosion and fire at a gas plant in Australia.

Liability

CHF millions	2002	**2003**
Premiums earned	3801	**4726**
Combined ratio (in %)	106.3	**116.4**

The steady improvement in the liability combined ratio over recent years received a serious setback in 2003. The low incidence of new claims, which had already begun in 2002, continued in 2003 – but this was more than offset by adverse development (CHF 755 million) from prior years in medical malpractice, product liability, directors' and officers' and professional liability in general.

Prices for new business continued to improve significantly, a fact reflected in the 24% growth in premiums earned. In original currencies premium growth was notably higher at 38%. The most significant growth came from the Americas with 28%, followed by Asia (25%) and Europe (17%). In both Europe and the Americas, new business accounted for slightly less than half of the growth, while rate increases on renewal accounts made up the balance. In Asia, the bulk of the growth in the portfolio came from new business.

Swiss Re completed a review of its US asbestos and environmental (A&E) related exposures during 2003. The net A&E impact on the business group's result for the year was a charge of CHF 88 million.

Motor

CHF millions	2002	2003
Premiums earned	2 745	**3 151**
Combined ratio (in %)	107.3	**102.4**

The motor portfolio showed an improvement in results of 5 percentage points, with a combined ratio of 102.4%. All three divisions contributed to this improvement.

Primary rates increased in most markets. In addition, there has been a move away from unlimited reinsurance covers (except in those markets in which they are required by law). Average claim cost continued its steady rise, driven by medical cost inflation and by low interest rates, which require larger lump sum settlements to finance annuities.

Growth in premiums earned of 15% was driven by Europe (26%) and Asia (9%). Americas premium was flat in original currencies, but decreased by 13% when expressed in Swiss francs. In original currencies, premium growth for the business group was 20%.

Accident

CHF millions	2002	2003
Premiums earned	1 171	**1 150**
Combined ratio (in %)	100.2	**99.3**

Accident business produced an improved combined ratio of 99.3% as a result of the continuing shift from proportional to non-proportional coverage and the cancellation of underperforming business. Premium growth was restricted by foreign currency movements. While premiums reduced by a modest 2%, growth in original currencies was 8%. Most of the growth was in the Americas, where the portfolio grew by 12% in original currencies due to a large non-traditional deal. In Swiss franc terms the portfolio reduced by 4%. Both primary and reinsurance rates continued to increase, driven by rising healthcare costs and growing industry awareness of the potential impact of risk concentration, such as in earthquake prone areas.

Other lines

CHF millions	2002	2003
Premiums earned	2 290	**2 606**
Combined ratio (in %)	114.7	**100.1**

Engineering

The re-underwriting process that began in 2002 started to reap benefits in 2003, as shown by an overall combined ratio improvement for this long-tail business from 110.0% to 100.0%. All three divisions contributed positively to the improvement in this line.

During this period of re-underwriting, premiums earned grew strongly by 46%, with the majority of the increases coming from Europe (63%) and, to a lesser extent, Asia (13%). Much of the premium growth was due to improved pricing rather than an increase in exposure, as in 2003 many planned infrastructure projects were postponed due to geopolitical uncertainties.

Marine

Marine saw a significant turnaround in 2003, with a 17% improvement in the combined ratio to 100.8%. Premiums earned reduced by 2%. The major contributors to the overall performance were Europe and the Americas, but Asia also saw an improvement in profitability. There is room for further progress in this line.

Outlook

Increasing retentions in certain areas mean less reinsurance premium is available in the market, and increased competition is putting pressure on property rates, especially in the US. Nevertheless, the recent renewals indicate that, overall, the market remains strong. Reinsurers with a strong balance sheet and the right risk selection will outperform the market.

In the absence of any unexpected large events, the business group's 2004 underwriting result is expected to show a further improvement over 2003. The year 2004 will benefit from increased prices and tight terms and conditions. Producing attractive returns for shareholders remains a priority.

Swiss Re is committed to underwriting discipline, proactive capacity allocation to the best performing lines of business, and bottom line profitability. The Property & Casualty Business Group's pricing and capacity control processes have been significantly enhanced and it remains confident it can continue to provide clients with consistent and financially sound reinsurance support.

Life & Health Business Group

Despite a strong life result, return on operating revenues for the business group declined slightly to 8.7%, reflecting the impact of the lower health result. The Life & Health Business Group further demonstrated its leading position in life reinsurance with the expansion of its Admin Re℠ operations to the UK and the development of life insurance-linked securities.

Key business group topics

Admin Re℠

Administrative Reinsurance or Admin Re℠ is a core offering of Swiss Re. It involves the acceptance of closed blocks of in-force life and health insurance business, either through acquisition or reinsurance, with Swiss Re usually assuming responsibility for administering the underlying policies. Admin Re℠ can therefore include both the acquisition of individual blocks of business and the acquisition of an entire life insurance company. The administration of the business is generally managed together with a third party administrator.

Admin Re℠ allows insurers to free their capital and gain access to future cash flows from non-core portfolios. It also increases operational efficiency by removing the need for life insurers to maintain legacy IT systems for non-core lines. With 35 transactions successfully completed over the past seven years, Swiss Re has superior experience in the complexities of policy conversion, regulatory approval and effective management of in-force books of business for the continuing benefit of policyholders. Swiss Re draws on its extensive experience gained through its traditional reinsurance business to bring customers an attractive solution.

Conditions in an increasing number of markets are creating opportunities for Admin Re℠. Primary life insurance markets – particularly in the UK and US – are experiencing significant consolidation and disaggregation of non-core lines of business, generating additional opportunities for Admin Re℠. In 2003, Swiss Re expanded its Admin Re℠ portfolio to the UK for the first time with the acquisition of the closed book of Zurich Life. This acquisition provided the Life & Health Business Group with responsibility for administering an additional 225 000 life insurance policies in the UK and added a further CHF 1.1 billion in assets to the balance sheet. This is the first transaction outside the US, representing an important step in the expansion of Admin Re℠ activities.

Swiss Re completed another two Admin Re℠ transactions in the US during 2003: Guarantee Reserve and Clarica. These two transactions added an additional CHF 1 billion in assets to the Group's balance sheet.

In February 2004, Swiss Re announced an Admin Re℠ deal in the US with CNA's individual life business. It is anticipated that when this transaction closes later in the first half of 2004, it will add an additional one million policies and CHF 3.8 billion in assets to the Group. This will bring the total number of Admin Re℠ policies managed by the Group to over three and a half million.

Insurance-linked securitisation

In December 2003, Swiss Re sponsored the first ever insurance-linked security relating to life mortality risk, obtaining USD 400 million of coverage from institutional investors. This transaction reflects Swiss Re's strategy of proactively protecting against remote but significant contingencies.

Through this securitisation, Swiss Re has transferred mortality risk to the capital markets as an alternative to traditional retrocession. To fund potential payments under this arrangement, variable rate notes were issued by Vita Capital, a specially created insurance-linked security intermediary. The notes mature after four years.

The structure of the risk coverage was based on a combined mortality index. The principal of the notes is at risk if, during any single calendar year in the risk coverage period, the combined mortality index exceeds 130% of its baseline 2002 level.

Following strong investor demand for this innovative transaction, the business group is exploring further arrangements for transferring life insurance risk into the capital markets. Swiss Re intends to develop its capabilities in life insurance-linked securitisation, extending the range of solutions it offers.

Mortality

Mortality risk is the core business of the Life & Health Business Group. Historically, mortality rates in insured populations have shown significant improvement as medical treatments have substantially raised life expectancy through the elimination of early deaths. Advances in medicine suggest that the extension of normal lifespan is becoming increasingly feasible. Research conducted by the business group suggests that the overall trend is one of sustained improvement, but that its extent will vary considerably according to age group and market.

Swiss Re gains from having one of the largest books of mortality risk in the world, allowing it to diversify and reduce exposure to the risks of any particular insured segments. The Life & Health Business Group also benefits from its leading role in the market, which enables it to monitor mortality results from a global client base. Swiss Re can therefore ensure that mortality risk is priced appropriately and adjust these prices over time where necessary. During the course of 2004, Swiss Re will be updating its pricing assumptions, particularly in North America, in line with revised economic and experience assumptions. Swiss Re continues to lead strategic thinking through its knowledge of mortality issues.

Business group results

The operating result (excluding net realised investment gains/losses) declined from CHF 1.3 billion in 2002 to CHF 1.2 billion in 2003. The principal reason for this decrease was the impact of currency exchange movements, in particular the depreciation of the US dollar, where the average rate fell 14%.

Excluding currency exchange movements, the operating result decreased by CHF 63 million, reflecting a CHF 252 million increase in the life business and a CHF 315 million decrease in health business.

The life operating result rose 30% to CHF 1.1 billion, excluding currency exchange movements. This rise was partly aided by the absence of the nega-

Life & Health Business Group results

CHF millions	2002	**2003**	Change in %
Revenues			
Premiums earned	11 275	**10 229**	–9
Net investment income	3 476	**3 085**	–11
Operating revenues	14 751	**13 314**	–10
Net realised investment gains/losses	–28	**55**	
Total revenues	14 723	**13 369**	–9
Expenses			
Claims and claim adjustment expenses;			
life and health benefits	–10 084	**–9 085**	–10
Acquisition costs	–2 582	**–2 479**	–4
Other operating costs and expenses	–741	**–587**	–21
Total expenses	–13 407	**–12 151**	–9
Operating income	1 316	**1 218**	–7
Operating result, excluding net realised investment gains/losses	1 344	**1 163**	–13
Management expense ratio (in %)	5.0	**4.4**	
Return on operating revenues (in %)	9.1	**8.7**	

tive impact recorded from Guaranteed Minimum Death Benefit (GMDB) products, which was primarily related to the poor equity market performance in 2002. GMDB continued in run-off through the year under review, with no significant effect on results. The life operating result was somewhat reduced because of lower investment yields; this will continue to be the case as long as interest rates remain at historically low levels.

In July 2002, Swiss Re sold the Employer Stop Loss (ESL) business that had formed part of Lincoln Re, acquired in the previous year. The 83% decrease in the health operating result for 2003 reflects both the absence of the ESL business and the absence of one-off gains on recaptures experienced in 2002. The underlying health business, much of which is in run-off, continues to provide lower returns than life business and demonstrates the volatility of its large run-off component.

Premiums earned 2003 by region

Total CHF 10 229 million



67% North America
25% Europe
8% Rest of the world

Premiums earned

CHF millions	2002	**2003**	Change in %	At constant exchange rate in %
Life	8 968	**8 263**	–8	3
Health	2 307	**1 966**	–15	–8
Total	11 275	**10 229**	–9	1

Operating result, excluding net realised investment gains/losses

CHF millions	2002	**2003**	Change in %	At constant exchange rate in %
Life	934	**1 099**	18	30
Health	410	**64**	–84	–83
Total	1 344	**1 163**	–13	–5

Currency exchange rate movements also affected premiums earned in 2003, reducing reported growth by 10%.

In 2002, the ESL business generated CHF 231 million in health premiums (at constant exchange rates). Excluding the impact of the ESL disposal and of adverse currency exchange movements, total premiums increased by 3% during 2003. This slow growth rate reflects both flat sales of protection business in the North American and UK primary markets and the first impacts of Swiss Re's repricing actions.

Swiss Re's main life and health market continues to be North America, which contributed 67% of total premiums in 2003, compared to 70% in 2002. The UK remains the principal market in Europe, with 14% of total premiums in 2003. The "rest of the world" includes both growing markets such as Asia – which expanded by 17% in 2003 (excluding currency exchange effects) – and established businesses in South Africa and Australia.

Excluding currency exchange movements, investment income declined by 1%, due to the continuing decline in global interest rates. This was, to some extent, offset by a greater volume of funds under management, stemming in part from two new Admin Re℠ transactions in the US.

Return on operating revenues over time


in %
15
10
5
0
11.6
2.4
9.3
11.6
2.5
9.2
11.1
3.5
9.5
7.9
13.8
9.1
10.3
2.5
8.7
1999
2000
2001
2002
2003
Life
Health
Total

The return on operating revenues for life business increased from 7.9% to 10.3%, reflecting both the absence of a charge arising from GMDB in 2003 compared to 2002 and the underlying stability of life results. The return on operating revenues for health continues to be volatile, reflecting the fact that the majority of this business is in run-off.

The management expense ratio improved significantly, from 5.0% in 2002 to 4.4% in 2003. This reflects a number of key initiatives resulting in both recurring and one-off expense savings. The expense ratio is higher for Admin Re℠ business than for traditional business due to the increased maintenance costs associated with direct business and with handling individual policy records and policyholder communications. This ratio is therefore expected to rise as the volume of Admin Re℠ business grows.

Outlook

In mature markets, traditional life reinsurance is expected to grow by 6% a year in the medium term. Emerging markets, particularly China and India, could see a much higher rate of growth. The Life & Health Business Group anticipates that short-term growth in its traditional life reinsurance may be lower in the US and UK as cession rates have stabilised and growth in primary protection markets remains flat.

Swiss Re expects Admin Re℠ to continue to grow strongly, compensating for lower growth in traditional business – as was shown in early 2004 by the CNA life transaction. The business group continues to focus above all on improving margins and returns.

Financial Services Business Group

The Financial Services Business Group reported a profit of CHF 558 million, compared to a loss in the prior year. This strong turnaround in performance was due to improved profitability in all business sectors.

Business group results

The Financial Services Business Group reported an operating income of CHF 558 million, compared to a loss of CHF 633 million in 2002. All business sectors contributed strongly to this turnaround in performance, despite the impact of the significantly weaker dollar on operating income. The premium business reported a combined ratio of 99.1%, compared to a three year target of 95%. The ratio remained high primarily because of an increase in volume from non-traditional business. The fee business produced a return on total revenues of 9.7% compared to −16.9% for the prior year.

Total revenues were CHF 4.4 billion, up 35%, adjusting for the effects of currency movements and the Group's change in allocation of investment income in 2003. Both the premium and fee businesses contributed: in premium business, growth was recorded in all lines, whereas growth in fee business stemmed from the Capital Management and Advisory business sector.

Financial Services Business Group results

CHF millions	2002	**2003**	Change in %
Revenues			
Premiums earned	2 724	**3 102**	14
Net investment income	522	**319**	−39
Net realised investment gains/losses	−350	**39**	
Trading revenues, fees and commissions	684	**895**	31
Total revenues	3 580	**4 355**	22
Expenses			
Claims and claim adjustment expenses	−2 791	**−2 285**	−18
Acquisition costs	−414	**−586**	42
Operating costs	−1 008	**−926**	−8
Total expenses	−4 213	**−3 797**	−10
Operating income/loss	−633	**558**	
Operating result, excluding net realised investment gains/losses	−283	**519**	
Premium business: combined ratio (in %)	127.4	**99.1**	
Excluding non-traditional business	116.0	**94.7**	
Fee business: return on total revenues (in %)	−16.9	**9.7**	
Excluding proprietary asset management	−3.5	**13.3**	

Premium business

The premium business reported an operating profit of CHF 474 million, compared to an operating loss of CHF 609 million in 2002. This represents a very strong improvement of CHF 817 million in underwriting performance over the prior year, with the credit reinsurance business being a key contributor. The combined ratio was 99.1%, compared to 127.4% in 2002. The traditional corporate risk and credit businesses produced a combined ratio of 94.7%. The overall figure is distorted by a high combined ratio for non-traditional business (in excess of 120%). Despite their high combined ratio, the non-traditional product lines showed strong profitability in 2003, as investment return represents an important component of profit.

Premiums earned grew by 25%, excluding currency exchange effects. This was significantly above the business group's three year average target of 7%. Premium growth was largely price driven, however the business group was also able to expand its participation in a number of risks at attractive price levels. Growth was spread across all lines of business, with casualty slightly ahead of other lines. The volume of non-traditional business increased, particularly in the second half of the year.

Net investment income fell by 24%, due to currency exchange effects and lower yields. Net realised investment gains were CHF 39 million, compared to net realised losses of CHF 330 million in the prior year.

Premium business trading revenues, fees and commissions were CHF 88 million, compared to CHF 45 million in 2002. The main source of this increase was the portfolio credit default swap book. There was no significant change in the marked-to-market position during 2003 – in contrast to the negative impact in 2002.

Premium business – combined ratio over time



200
in %
150
100
50
0
145.0¹
182.6¹
127.4
99.1
2000
2001
2002
2003

¹ Excluding NCM

Claims and claim adjustment expenses were CHF 2.3 billion, which represents a reduction of 9%, adjusting for currency exchange effects. Property, aviation and credit claims were all lower due to the absence of large claims that had occurred in 2002, as well as to improved terms and conditions achieved in the 2003 renewals. On the other hand, casualty claims stemming from older years were above expected levels. Non-traditional products performed well with favourable run-off experience.

Acquisition costs were CHF 559 million, compared to CHF 400 million in 2002. The increase is mainly due to premium growth and higher profit commissions reflecting the improved profitability of the business.

Operating costs fell to CHF 225 million, a reduction of 12%, adjusted for currency exchange effects. This is attributable to savings that have emerged from the restructuring of the premium businesses during 2003 and the increased focus on cost management throughout the Financial Services Business Group. The management expense ratio improved to 7.2% from 10.1% in the prior year.

Premium business

CHF millions	2002	2003	Change in %
Revenues			
Premiums earned	2 720	**3 097**	14
Net investment income	422	**319**	–24
Net realised investment gains/losses	–330	**39**	
Trading revenues, fees and commissions	45	**88**	96
Total revenues	2 857	**3 543**	24
Expenses			
Claims and claim adjustment expenses	–2 791	**–2 285**	–18
Acquisition costs	–400	**–559**	40
Operating costs	–275	**–225**	–18
Total expenses	–3 466	**–3 069**	–11
Operating income/loss	–609	**474**	
Combined ratio (in %)	127.4	**99.1**	
Excluding non-traditional business	116.0	**94.7**	

Fee business

Operating income in the fee businesses was CHF 84 million in 2003, compared to a loss of CHF 24 million in 2002. The return on total revenues in 2003 was 9.7%. Excluding proprietary asset management, which involves internal fees charged to the Group, the return on revenues was 13.3%.

Trading revenues, fees and commissions grew from CHF 639 million in 2002 to CHF 807 million in 2003. This includes internal fees charged to the Group for asset management services (CHF 162 million in 2003). Adjusting for currency exchange effects, the overall revenue increase was more than 40%. This is significantly ahead of the target growth of 15%. The primary reasons for this were strong growth in insurance-linked and asset-backed securities, structured transactions, and traded credit.

Overall fees in the asset management businesses remained flat. The Conning third party asset management operation in North America continued to grow strongly, increasing assets under management from USD 31 billion to USD 39 billion. This was offset by weaker performance in Europe. Third party asset management operations in Europe were restructured in late 2003 and the Conning management team has now assumed responsibility for third party asset management globally. Third party fee income fell as a result of the disposal of some non-core asset management operations in late 2002 and early 2003.

Acquisition costs are primarily related to dealing; growth in acquisition costs was largely driven by the transaction volume associated with the higher revenues.

Operating costs were CHF 701 million. This is 2% higher than the currency-adjusted operating costs reported for 2002. Variable compensation cost is a significant component of Capital Management and Advisory's operating expenses and this increased significantly in 2003, in line with the improved profitability of this business sector. This was partially offset by reductions in cost, both from the integration of trading and investment banking operations in the first half of 2003 and the restructuring of Asset Management in the second half of the year.

Fee business – return on total revenues over time



in %
15
0
-15
-30
-45
6.9[1]
-41.9[1]
-9.4[1]
9.7
2000
2001
2002
2003

[1] As if fee model was in place for all proprietary assets, previously included in Asset Management

Fee business

CHF millions	2002	2003	Change in %
Revenues			
Premiums earned	4	**5**	25
Net investment income[1]	100	**0**	
Net realised investment gains/losses[1]	−20	**0**	
Trading revenues, fees and commissions	639	**807**	26
Total revenues	723	**812**	12
Expenses			
Claims and claim adjustment expenses	0	**0**	
Acquisition costs	−14	**−27**	93
Operating costs	−733	**−701**	−4
Total expenses	−747	**−728**	−3
Operating income/loss	−24	**84**	
Return on total revenues (in %)	−16.9	**9.7**	
Excluding proprietary asset management	−3.5	**13.3**	

[1] In 2003, the Group allocated the investment return on certain proprietary assets, previously included in Asset Management, to the other business groups and to other business sectors of the Financial Services Business Group.

Capital Management and Advisory

Swiss Re is exposed to market risk through trading in financial products where the underlying risk factors may include equity risk, interest rate risk (including spread risk), currency risk and commodity price risk. Value at Risk (VaR) is one of the primary tools used for setting trading limits. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of the portfolio over a specified period of time. VaR takes into account the risk diversification in the underlying portfolio. Swiss Re's Capital Management and Advisory business sector calculates parametric VaR at a 99th percentile level using a 10-day time horizon. This means that, assuming a static portfolio over 10 days, there is a 1% chance that losses will exceed VaR.

One way of validating the VaR methodology is to compare its predictions with actual results. The chart below compares market risk related revenues to the 1-day VaR (calculated by scaling back the 10-day VaR) and shows that there were no days on which losses exceeded VaR. This performance is consistent with the 99th percentile confidence level.

Daily market risk related revenue versus Value at Risk


15 USD millions
10
5
0
–5
–10
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Value at Risk
Revenue

The graph below shows the number of days on which market risk related revenues fell within particular ranges. Daily revenue was positive on 82% of the trading days during the year. The average daily revenue was USD 1.1 million and the largest daily loss was USD 4.2 million.

Daily market risk related revenue


100 Number of trading days
80
60
40
20
0
<(5)
(5)<>(4)
(4)<>(3)
(3)<>(2)
(2)<>(1)
(1)<>0
0<>1
1<>2
2<>3
3<>4
4<>5
>5
USD millions

Outlook

The Financial Services Business Group expects the premium business to continue to produce strong underwriting results, assuming that large losses are within expected levels. It is important to note that the corporate risk business of the business group is subject to significant individual exposures and, as a result, the reported combined ratio may be volatile. Premium growth is expected to moderate given the business group's stringent underwriting requirements and the general market conditions in the premium business.

Further improvements for the fee business are expected. Growth in the trading and advisory product lines will be the main driver. However, the increasing scale will mean that growth is unlikely to reach the levels seen in 2003. The full-year impact of the restructuring in Asset Management will also contribute by increasing efficiency and improving overall profitability. The business group anticipates strong growth in third party asset management in North America.


97
396

Josef Breitsameter
Munich-based natural scientist and expert on flood risk assessment, monitoring flood-stricken regions.

The catastrophic European floods in summer 2002 have confirmed that Swiss Re's strategic decision to invest in developing state-of-the-art flood risk analysis techniques over a period of several years was a wise one. The company has focused considerable resources on researching Eastern European countries, and launched a Flood Risk Assessment Tool (FRAT) for the Czech insurance market in August 2003.

Mr Breitsameter, are floods a growing concern for the insurance industry?
Overall, there has been a marked rise in the frequency and severity of natural catastrophe losses, including flood risks, over the last 30 years. The vast damage caused by these events largely reflects an increase of value concentration in exposed areas. Moreover, the majority of the scientific community believes climate change will lead to more frequent and more severe precipitation in many areas in the future.



Sandbags protect historical buildings in the Old Town in Prague, in August 2002.

How can insurers and reinsurers make sure they are able to provide coverage for such catastrophes, given that they are becoming more frequent and more severe?
Ultimately, insurers and reinsurers must be able to understand and assess the risk in order to calculate an adequate premium. The tool we have developed for the Czech market greatly facilitates this process.



An aerial view of the swollen Berounka and Vltava rivers as they flood a huge area near Zbraslav on the outskirts of Prague, in August 2002.

What is new about this tool?
FRAT is new in as much as it was developed primarily for use by our clients. The tool divides a country into risk zones – ie different flood risk categories – which are used to price individual risks in primary insurance or facultative reinsurance. All that is required in order to determine the risk category of the location is the precise address. Tools of this type are likely to become a standard for sound flood risk assessment in many other countries in the near future.



Prague Kampa: historical houses from several architectural periods submerged in the swollen Vltava River.

Risk and capital management

The management of risk and capital is a core competency for Swiss Re. Risk management evaluates the amount of risk adjusted capital needed to support the classes of business written. Capital management assesses total risk bearing capital and is responsible for timely capital supply. Swiss Re's dynamic risk and capital management functions ensure that the company is adequately capitalised at all times and that it has sufficient financial flexibility to profit from new business opportunities as they arise.

Swiss Re uses its own Risk Adjusted Capital (RAC) model to calculate the amount of capital the company requires, while also taking account of the views of external parties such as regulators and rating agencies.

Swiss Re has interactive relationships with Standard & Poor's, Moody's and A.M. Best. The company's commitment to prudent risk and capital management is reflected in its financial strength ratings, which remain among the highest in the industry.

Risk management

Swiss Re is exposed to multiple risks; it must therefore assess the entirety and correlation of the risks in its portfolio to determine which of them may accumulate and which contribute to diversification. This assessment is carried out on the basis of proprietary integrated risk models, developed over the course of more than a decade.

Actuarial models, guidelines and underwriting discipline allow Swiss Re to balance underwriting risks and react with appropriate measures to changes in its markets. Swiss Re gauges financial market risk using standard risk measurement methods and adjusts its asset allocation strategy accordingly. The company has developed powerful tools to manage its credit risks and addresses operational risks through clearly defined business and control processes and by promoting an appropriate risk culture.

Swiss Re's risk management organisation and processes are designed to ensure a disciplined approach to risk selection, prompt implementation of strategy, monitoring of the current risk profile and clearly defined responses to changing situations. Good corporate governance dictates the need for a clear separation of responsibilities between risk taking and risk and performance measurement. This principle is evidenced by the fact that Swiss Re's Chief Risk Officer, a member of the Executive Board Committee, does not accept risk on behalf of the company.

Focus in 2003

In 2003 Swiss Re continued to shift the composition of its portfolio towards underwriting risk and away from credit and financial market risk. A hard market environment contributed to strong growth in property and casualty. At the same time, Swiss Re further reduced its financial market risk exposure by divesting equity holdings for the fourth consecutive year.

Growth opportunities in property and casualty and life and health prompted Swiss Re to seek new ways of managing its business and reducing its net exposure through risk securitisation and risk swaps. The company will continue to pursue these risk transfer opportunities and seek to further develop these instruments.

In 2003 Swiss Re concluded a USD 100 million risk swap with Mitsui Sumitomo, and increased its natural catastrophe securitisation volume by several hundred million US dollars. Swiss Re's range of securitised risks was extended in December 2003 by the first life cat bond, Vita Capital, which provides USD 400 million of protection against a sudden severe increase in mortality claims.

Capital management

Swiss Re's capital management activities strive to strike the balance between reasonable funding costs and an appropriate balance sheet structure. The company's superior financial strength ratings attract investors to Swiss Re and encourage them to invest in its fixed income securities, thereby generating funding at attractive levels. The current low interest rate environment offers attractive debt financing opportunities. However, such opportunities need to be weighed against Swiss Re's overall principles of prudent capital management. Standards for Letters of Credit (LoC), or alternative acceptable collateral required to support certain businesses, have become considerably stricter in recent years; providers such as banks have reassessed their portfolios and reduced their exposure to the insurance industry. This trend benefits highly rated companies such as Swiss Re, as there is a tendency for remaining LoC capacity to be shifted towards stronger market participants.

Focus in 2003

In late summer 2003, Swiss Re renewed its maturing USD 2.5 billion Syndicated Credit Line and USD 3.5 billion Syndicated Letter of Credit Line with a combined line. Initially, Swiss Re launched the line at USD 5.5 billion, but after an oversubscription of more than 50%, it decided to increase the total amount to USD 6 billion.

Funded business

Swiss Re offers external funding solutions which help diversify business, generate new revenue and add value for clients. Funded business is disclosed in separate line items on the balance sheet: "Financial services assets" and "Financial services liabilities". These transactions are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks, thereby not significantly affecting Swiss Re's overall financial market risk profile. Group Capital Management coordinates funded business activities throughout Swiss Re. Currently, the main source of funded business is the Capital Management and Advisory business sector of the Financial Services Business Group.

Long-term debt used strictly for funded business is classified as operational debt. In 2003 Swiss Re took advantage of favourable conditions to issue medium and long-term operational debt. The aggregate value of European Medium Term Notes issued in 2003, maturing after the fiscal year 2004, was the equivalent of USD 540 million, with a weighted average maturity of 1.7 years. Operational long-term debt raised under Payment Undertaking Agreements in 2003 totalled USD 165 million, with a weighted average maturity exceeding 12 years. All interest rate and currency risk arising from operational debt is hedged.

Swiss Re also redeemed a NLG 925 million Exchangeable Bond issued in 1998, and repaid a maturing CHF 100 million Private Placement issued in 2001. With the maturing of these two transactions, Swiss Re considerably reduced its outstanding financial debt, an achievement made possible by strong positive cash flow from operating activities.

Swiss Re's European Medium Term Note (EMTN) programme has become an actively used funding instrument. In June 2003 the company successfully updated the programme, increasing its capacity to USD 5 billion. At the end of December 2003 Swiss Re's outstanding debt under the EMTN programme had an aggregate book value of USD 1.95 billion.

Outlook

Swiss Re will continue to build on its strong risk and capital management skills. An integrated approach and a proactive attitude towards risk and capital management will remain key features of the company's philosophy. Swiss Re strives to ensure a high level of security for its clients while delivering value for its shareholders, thereby maintaining the company's strong franchise and status as an attractive investment choice.

The principle of sustainability forms an integral part of Swiss Re's long-term business perspective. Climate change, with its associated risks and opportunities, has been a core issue, and in 2003 Swiss Re committed itself to becoming greenhouse neutral. Other major topics addressed in the course of the year included ecological damage legislation and global water risks.

Swiss Re is committed to sustainable value creation: the company's continued success depends on recognising the long-term challenges facing society and on determining the impact these may have on its business. The principle of sustainability – creating economic value while preserving natural resources and acting responsibly towards society – is therefore a core value of the Group, reflected in its management structure, corporate governance and compliance regime. It continues to be a topic of extensive dialogue with internal and external stake-holders. This section describes some of Swiss Re's major sustainability related initiatives and achievements in 2003. More information on the company's sustainability and corporate citizenship initiatives can be found on Swiss Re's website, at www.swissre.com.

Climate change

Climate change is a fact: average temperatures continue their gradual rise. This phenomenon is likely to increase both the average loss burden from natural catastrophes and its fluctuations – but it will also create new business opportunities in risk cover and management.

Solutions for greenhouse gas risks
Market based emissions reduction programmes using pricing and economic incentives are becoming more prevalent. In 2003 the Parliament of the European Union approved the regulatory framework for its emissions trading system, which comes into force in 2005. This will cover 40% of European CO_2 emissions and create approximately EUR 15 billion worth of carbon assets and liabilities per year. The Kyoto Protocol still requires ratification by key countries to come into force. The Russian government is expected to reconsider ratification in the new legislative period. Emissions reduction programmes are also planned in Canada, Japan and ten states in the US. As a global risk expert, Swiss Re is well placed to provide products that facilitate emissions trading and other compensation schemes for corporations.

Initiatives in 2003:
- Swiss Re designated wind energy as a strategic sector for new risk solutions. As average installation and turbine size increase, capital requirements have risen correspondingly, creating demand for insurance capacity and structured finance.
- Swiss Re formed a carbon branding joint initiative ("Greenhouse Neutral") with the Commonwealth Bank of Australia to help companies reduce and offset their greenhouse gas emissions. The initiative provides governments with a system that complements regulation and stimulates private sector investment in abatement activities.
- Swiss Re developed Contingent Cap Forward Insurance to facilitate emissions trading by covering the counterparty and delivery risks for buyers of emissions reduction credits.

Swiss Re becomes greenhouse neutral

There is growing evidence that most of the warming observed over the last 50 years is attributable to greenhouse gases emitted in the course of human activity. Every year, each of Swiss Re's employees emits an average of 5 to 6 metric tonnes of carbon dioxide (CO_2) – the main greenhouse gas – amounting to a total of about 46 000 tonnes for the whole Group. This figure is split between electricity use (44%), combustion of heating fuels (13%) and business travel (43%). Efforts have been made to reduce these emissions through internal measures promoting energy efficiency, energy savings and energy substitution (such as choosing video conferences over business travel). To reduce its emissions footprint to zero, the company announced in October 2003 a ten year programme to become greenhouse neutral. Swiss Re is the largest financial services company to have launched such an initiative.

The programme combines a further 15% cut in emissions (from present levels) with a ten year investment in the World Bank Community Development Carbon Fund (CDCF) to offset the remaining emissions. This fund conforms with best practice in compensation programmes and provides financial support for projects designed to improve climate protection and living conditions for communities in developing and least developed countries.

- Swiss Re asset managers received a mandate from the United Nations Economic Commission for Europe (UN ECE) to manage an Energy Efficiency Fund focused on providing project finance in Eastern Europe. Swiss Re's Greenhouse Gas Risk Solutions unit will be responsible for monetising the emissions reductions.
- Swiss Re led the identification of potential climate change related risks in directors' and officers' insurance: directors and senior managers may in the future be held liable if their companies fail to comply with emissions regulations.

Publication: The insurability of ecological damage

Regulations designed to enforce the "polluter pays" principle in European Union (EU) countries are currently something of a patchwork, despite the fact that several international agreements have been signed to address the problem. In the EU, the debate on how best to handle environmental damage and harmonise existing legislation has been underway for some time.

Insurers already offer products to deal with environmental liability. However, these covers only apply to liability for personal injury or property damage resulting from environmental impairment, and for the cleanup of privately owned land. The proposed "EU Directive on Environmental Liability" aims to introduce strict liability for *ecological* damage, ie damage to free resources of nature. This, in turn, is challenging Europe's insurers and reinsurers to define the insurability of ecological damage and to develop concepts for suitable covers.

In 2003 Swiss Re issued a publication entitled "The insurability of ecological damage". This publication describes the current political and legal frameworks for covering environmental losses and surveys selected insurance markets to present an overview of the insurers' perspective. The report goes on to discuss a cover concept which, from an underwriting point of view, might be capable of dealing with the complex risks associated with ecological damage. Swiss Re continues to explore the applicability of this concept with its clients and other interested parties.

Stakeholder dialogue

Swiss Re supports continuous dialogue with its stakeholders to establish clear understanding of the risks and opportunities associated with climate change.

The conference "Beyond Carbon – Emerging Markets for Ecosystem Services", held at Swiss Re's Centre for Global Dialogue, focused on the crucial challenge of attaching monetary value to the "services" provided by natural ecosystems, eg carbon absorption, water purification and soil retention. Swiss Re takes a keen interest in the development of such ecosystem markets, which create further opportunities to develop sophisticated risk management solutions.

Swiss Re is a member of the Climate Change Working Group of the United Nations Environmental Programme Finance Initiative (UNEP FI), set up to establish industry best practice. During 2003, the working group put particular emphasis on promoting market based climate protection approaches and on disseminating the financial sector's expert opinion. It published a CEO briefing on emissions trading, presented at the ninth Conference of the Parties (COP 9) in Milan, laying out the principal challenges that emissions trading markets must address if they are to be economically efficient.

Swiss Re frequently teams up with academic institutions both to support specialised research and gain valuable insight on its risk landscape. In 2003, for example, Swiss Re participated in a research project, carried out under the auspices of the Swiss National Competence Center in Research on Climate (NCCR Climate), designed to assess the accuracy of medium to long-term statistical weather forecasts. The information gained from such research helps Swiss Re to be better prepared for extraordinary weather events, such as droughts or heat waves, and to mitigate their economic impact.

Investing in energy efficient buildings

Wherever feasible, Swiss Re has been applying the MINERGIE® standard to its real estate investments and its own facilities in Switzerland since 1999. This voluntary Swiss standard combines high user comfort with reductions in energy consumption of up to 60% compared with current regulations, and construction costs are usually no more than 2–4% higher. In 2003 Swiss Re had another 16 000 square metres of floor space newly certified, bringing the total to approximately 151 000 square metres. MINERGIE® certification not only makes a substantial contribution to climate protection, but has also helped Swiss Re to cut energy consumption at its Zurich locations by more than 20% in the last four years. Swiss Re's new office building at 30 St Mary Axe in London, which has been in use since December 2003, is a prime example of how an intelligently designed office building can combine high energy efficiency and comfort.

Water

In many regions of the world, clean water is becoming ever more scarce, and gaining access to it increasingly difficult. This situation generates new risks and opportunities for the insurance industry, as pollution liability disputes are bound to increase. Water may not yet have received as much attention as climate change, but Swiss Re is determined to help set the agenda, build awareness, exchange expertise and encourage dialogue. In 2003 the company published a Focus Report on dams, explaining the many risks involved in large dam building projects and outlining the insurance and finance solutions available. Swiss Re is also involved in a multi-stakeholder project with the Swiss government aimed at developing transparent, reliable rules to facilitate private sector participation in water service management. During 2003 Swiss Re launched the International Water Management Course in cooperation with the Swiss Federal Institute of Environmental Science and Technology (EAWAG). The course provided decision makers with up-to-date knowledge on sustainable water management solutions. Finally, Swiss Re's ReSource Award was presented for the first time in 2003. This award is conferred on organisations that put forward especially innovative solutions to local water related challenges. 105 project entries were submitted from around the world: the first prize went to "Using the Water Fund as a financial mechanism to engage downstream water users in upstream forest conservation in Guatemala", a project submitted jointly by WWF Central America in Costa Rica and the Fundación Defensores de la Naturaleza in Guatemala.

Dealing with "sensitive business cases"

Swiss Re's revised Group Code of Conduct came into force in 2003, providing employees with more practical guidance for conducting daily business in accordance with the Group's core values. The complexity of today's business environment, with its increasingly rigorous standards of accountability, means that employees may encounter situations that raise important ethical questions. For instance, an employee may be faced with making a decision on whether to participate in a large infrastructure project which might have substantial environmental and social impacts, and which may not fully respect internationally recognised best practice. The revised Code of Conduct is part of a formal process involving Group Compliance which can assist employees in dealing with such "sensitive business cases". The Group Non-Life Reinsurance Guidelines have also been amended to refer to the revised Code of Conduct, thereby ensuring that the close link between Swiss Re's business procedures and its core values is maintained.



Insurance-linked securities (ILS) are becoming an increasingly accepted method of transferring peak risks from insurers, reinsurers or corporations to institutional investors. ILS offer institutional investors an attractive risk/return profile and, given that they are essentially uncorrelated with other financial risks, they diversify portfolio risk.

Judith Klugman

Institutional salesperson in New York, manages the distribution of insurance-linked securities designed to transfer insurance risks to the capital markets.

Masaaki Katsuyama

Marketing expert for advisory work on insurance related financial solutions, visiting the Nojima Earthquake Fault Preservation Museum in Awaji Island, Japan.

Over the past two years, Swiss Re has been a market leader in sponsoring and underwriting insurance-linked securities (ILS) or catastrophe bonds (cat bonds), with over USD 3.2 billion underwritten. Swiss Re remains committed to using the capital markets as a capacity provider for insurance and reinsurance risks.

Ms Klugman, Swiss Re continued to sponsor a number of cat bonds in 2003, most recently through the Arbor programme. What are the benefits of this transaction for the company?
The Arbor programme allows us to hedge some of our peak natural catastrophe exposures for our own risk management purposes. Swiss Re acted as sole bookrunner on this transaction and privately placed the securities with institutional investors. Our enthusiasm for these risk management solutions is also shared by our clients for whom we have underwritten cat bonds in the past. They value the attractive pricing over a multi-year term, systematic claims recovery, and, in some cases, greater security in the form of lower counterparty credit risk than traditional retrocession.



Swiss Re's trading floor in New York where insurance-linked securities are bought and sold in the secondary market.

For such transactions to be successful, investors need a clear understanding of the risk of potential losses involved. How can investors judge these risks?
To evaluate a cat bond and any other ILS, an investor must analyse the underlying risk, among other factors. A cat bond prospectus will discuss the underlying risk exposure, including the expected loss estimates. The information on the natural catastrophe risk underlying the cat bonds is prepared by a specialised independent consulting firm. As an institutional salesperson for Swiss Re, I interact with institutional investors and discuss how ILS can be an appropriate addition to their investment portfolio.



Doppler-type radar has made it possible to predict both the precipitation intensity and the velocity of hurricanes.

Mr Katsuyama, shortage of earthquake reinsurance capacity has traditionally been an issue in Japan. What were the key features of the transaction with Zenkyoren?
Our client Zenkyoren, the National Insurance Federation of Agricultural Cooperatives in Japan, was interested in obtaining significant capacity from the capital markets for second event earthquake and typhoon risk. Swiss Re successfully addressed Zenkyoren's needs by underwriting the "Phoenix" securitisation, which represented USD 470 million of insurance-linked securities, the largest cat bond to date in terms of risk transfer.



The Hanshin Expressway symbolises the devastation caused by the Great Hanshin Earthquake which struck the Japanese city of Kobe in January 1995. With the help of special steel-plate reinforcement, it resumed full service 20 months later.



Corporate governance

Corporate governance is the name applied to the system comprising a company's organisation, structure, management and control instruments. It is designed to ensure transparency, protecting the interests of its shareholders and creating value for all stakeholders. Swiss Re remains committed to continuously improving its corporate governance and to meeting the highest standards of transparency.

Corporate governance has become increasingly regulated in recent years. In addition, best practice recommendations for corporate governance have recently been developed. As an internationally active company, Swiss Re has to comply with the local rules and regulations of all countries in which it does business. Swiss Re's governance is therefore influenced by a variety of legal systems. However, Swiss Re is principally a Swiss company and its shares are listed on SWX Swiss Exchange. Swiss Re's governance is thus mainly to be measured against the Swiss Code of Best Practice governance recommendations. As a publicly listed company, Swiss Re must provide detailed information on its governance in its annual report as described in the annex to the Directive on Information relating to Corporate Governance, issued by SWX Swiss Exchange (also referred to as the "SWX directive"). This section follows the structure of the SWX directive and contains the following information:

Group structure and shareholders

Group structure

Operational Group structure

Please refer to page 6.

Listed Group companies

Swiss Reinsurance Company, the Group's parent company, is a joint stock company, listed on SWX Swiss Exchange, domiciled at Mythenquai 50/60 in 8022 Zurich, and organised in accordance with the laws of Switzerland. Please see page 76–77 ("Swiss Re shares") for details on share information. For the other listed Group companies please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 48–53.

Non-listed Group companies

Please refer to the Financial Statements, note 16 on "Subsidiaries, equity investees and variable interest entities", page 48–53.

Significant shareholders

As of 31 December 2003, there were two shareholders with a participation exceeding the 5% threshold of Swiss Re's share capital. As these shares have mostly not been registered under their name, Swiss Re is unable to track, on its own, changes in their holdings.

The Capital Group Companies, Inc., domiciled in Los Angeles, informed SWX Swiss Exchange on 24 June 2002 that it held 5.06% of Swiss Re's voting rights on behalf of funds and clients.

Franklin Resources, Inc., Ft. Lauderdale, Florida, known as Franklin Templeton Investments, announced on 23 December 2003 that, in its capacity as investment manager for mutual funds and clients and through a number of its group companies, it has an aggregate voting right of 5.02% which may be exercised autonomously of the beneficial owners.

Cross-shareholdings

There are no cross-shareholdings to report as Swiss Re does not hold 5% or more of the shares or voting rights of any company which, in turn, also owns 5% or more of Swiss Re's shares or voting rights.

Capital structure

In accordance with the SWX directive, the following information about Swiss Re's capital structure is provided for the listed parent company, Swiss Reinsurance Company, Zurich.

Capital

Please refer to the "Statement of shareholders' equity" of Swiss Reinsurance Company, Zurich on page 64 of the Financial Statements.

Authorised and conditional capital

At the Annual General Meeting in 2001, the creation of conditional capital was approved as follows: a maximum nominal amount of CHF 900 000 for conversion rights and warrants granted in connection with convertible bonds or similar financial instruments issued by the company or by Group companies, of which CHF 550 000 was used as underlying capital for the convertible bond issued in 2001; a further maximum nominal amount of CHF 700 000 for employee participation purposes, of which CHF 36 948 was issued as per 31 December 2003.

No additional conditional capital and no authorised capital was created or approved in 2002 and 2003.

With regard to the conditional capital for convertible bonds or similar financial instruments, shareholders' subscription rights are excluded. Shareholders' pre-emption rights may be restricted or excluded by decision of the Board of Directors in order to finance or refinance the acquisition of companies, parts of companies, holdings, or new investments planned by the company, or in order to issue convertible bonds and warrants on the international capital markets. If pre-emption rights are excluded, then (1) the bonds are to be placed at market conditions, (2) the exercise period is not to exceed five years from the date of issue for options and ten years for conversion rights, and (3) the exercise price for the new shares is to be set at least in line with the market conditions prevailing at the date on which the bonds are issued.

With regard to the conditional capital for employee participation purposes, shareholders' subscription rights are excluded. Such shares may be issued at a price below the prevailing market price. The Board of Directors shall specify the precise conditions of issue.

Shares reserved for corporate purposes
Prior to the revision of company law in Switzerland, as laid down in the Swiss Code of Obligations, Swiss Re issued shares reserved for corporate purposes. These were paid in only at a nominal value of CHF 0.10 for a total amount of CHF 794 228 and therefore are not entitled to dividend.

Changes in capital

At the Annual General Meeting in 2001, shareholders approved a par value reduction from CHF 10 to CHF 2 per share and a subsequent 1:20 split. At an extraordinary General Meeting later in the year, a capital increase was approved which, combined, led to a decrease in the company's share capital from CHF 147 million to CHF 32 million. This capital increase was primarily responsible for a CHF 4.5 billion increase in "Other reserves". It is also the principal reason for the increase in "Reserves", consisting of "Reserve for own shares" and "Legal and other reserves", from CHF 5.5 billion to CHF 10 billion. With a profit for the financial year of CHF 930 million, the disposable profit for 2001 amounted to CHF 943 million. Total shareholders' equity before allocation of profit increased in 2001 from CHF 6.8 billion to CHF 10.9 billion.

In 2002 Swiss Reinsurance Company's share capital remained unchanged at around CHF 32 million. Total reserves increased by CHF 163 million to CHF 10.1 billion. The lower profit for the financial year of CHF 106 million (compared to CHF 930 million in 2001) led to a reduction in disposable profit from CHF 943 million to CHF 122 million. Total shareholders' equity before allocation of profit decreased from CHF 10.9 billion to CHF 10.3 billion. At the Annual General Meeting shareholders approved a reduced dividend payment of CHF 310 million, compared to CHF 776 million in the previous year.

In 2003 the company's share capital remained unchanged at CHF 32 million. Total reserves decreased by CHF 195 million to CHF 9.9 billion. The higher profit for the financial year of CHF 1.2 billion (compared to CHF 106 million in 2002) led to an increase of disposable profit from CHF 122 million to CHF 1.2 billion. Total shareholders' equity before allocation of profit increased from CHF 10.3 billion to CHF 11.2 billion. At the Annual General Meeting shareholders will vote on a dividend payment of CHF 341 million, compared to CHF 310 million in the previous year.

Shares

As of 31 December 2003, Swiss Reinsurance Company's share capital, including shares reserved for corporate purposes, amounted to CHF 32 205 787. It is fully paid-in and divided into 322 057 870 registered shares (each with a nominal value of CHF 0.10), of which 310 379 068 are entitled to dividend. Other than shares reserved for corporate purposes, there are no additional types of shares with a higher or a limited voting power, privileged dividend entitlement or any other preferential rights; nor are there any other securities representing a part of the company's share capital. Swiss Re's capital structure ensures equal treatment of all shareholders in accordance with the principle "one share, one vote".

Bonus certificates

Bonus certificates in the sense of the SWX directive are particular types of non-voting securities that substitute or complement shares. These do not exist at Swiss Re.

Limitations on transferability and nominee registrations

Free transferability

Swiss Reinsurance Company's shares are freely transferable, without any limitations, provided that the buyers declare they are the beneficial owners of the shares and comply with the disclosure requirements of the Federal Act on Stock Exchanges and Securities Trading ("Stock Exchange Act") of 24 March 1995.

Admissibility of nominee registrations

Trustees or nominees, who act as fiduciaries of shareholders, are entered without further inquiry in Swiss Reinsurance Company's share register as shareholders with voting rights up to a maximum of 2% of the outstanding share capital available at the time. Additional shares held by such nominees, which exceed the limit of 2% of the outstanding share capital, are entered in the share register with voting rights only if such nominees disclose the names, addresses and shareholdings of the beneficial owners of the holdings amounting to or exceeding 0.5% of the outstanding share capital. Such nominees must in addition comply with the disclosure requirements of the Stock Exchange Act.

Procedure and conditions for cancelling statutory privileges and limitations on transferability

The point is not applicable as no statutory privileges or limitations on transferability exist.

Convertible bonds and options

Convertible bonds

As stated in the notes to the Group financial statements (note 6 on "Debt" on page 25–29), a convertible bond issued in 2001 and maturing in 2021 is outstanding. In addition, an exchangeable bond (TRIPLES), issued in 1999, will be maturing in 2004.

Maturity	Instrument	Issued in	Currency	Nominal (m)	Exchange terms
2004	Exch. Bond (TRIPLES)	1999	USD	530	i)
2021	Convertible Bond	2001	USD	1 150	ii)

(i) The relevant exchange price relating to Swiss Reinsurance Company shares is CHF 224.661 per Swiss Re share and noteholders are entitled, upon the exercise of the exchange rights for Swiss Reinsurance Company shares, to receive for each note of USD 10 000 66.3533 Swiss Re shares. The relevant exchange price relating to Credit Suisse shares is CHF 96.538 per Credit Suisse share and noteholders are entitled, upon the exercise of the exchange rights for Credit Suisse shares, to receive for each note 154.4159 Credit Suisse shares. The relevant exchange price relating to Novartis shares is CHF 79.030 per Novartis share and noteholders are entitled, upon the exercise of the exchange rights for Novartis shares, to receive for each note 188.6246 Novartis shares and 1.1584 registered shares of Syngenta AG. Swiss Re has the option to pay the cash equivalent in lieu of delivering shares.

(ii) Holders may convert the bonds, due 2021 and issued in denominations of USD 10 000 principal amount and integral multiples thereof, into registered shares of Swiss Reinsurance Company (nominal value CHF 0.10 per share) at any time on and after 22 November 2001 and prior to the close of business on 21 November 2011, at a conversion price of CHF 207.19 per share and a fixed exchange rate of USD 1 = CHF 1.6641.

Options

For details on stock options granted to Swiss Re employees, please refer to note 12 on "Stock compensation plans" on page 34–36 of the Financial Statements.

Board of Directors

Members of the Board of Directors

Status as at 31 December 2003

With the exception of Mr Walter B. Kielholz, no member of the Board of Directors has ever held a management position in the Group nor has any important business connections with Swiss Re or any of its Group companies.

Peter Forstmoser
Chairman, non-executive and independent

Mr Forstmoser, a Swiss citizen born in 1943, received a doctorate in law from the University of Zurich in 1970, became an attorney-at-law in 1971 and received a master's degree in law from Harvard Law School in 1972.

Mr Forstmoser was elected to the Board in 1990. His mandate was renewed in 1994, 1998 and 2002, each time for a further four years. The Board of Directors elected him Chairman on 30 June 2000. Mr Forstmoser is a law professor at the University of Zurich and has been a partner of Niederer Kraft & Frey, Attorneys, in Zurich, since 1975. He is also chairman of the board of directors of Hesta AG and Hesta Tex AG, Zug, vice-chairman of the board of Mikron Holding AG, Biel, as well as a board member of Bank Hofmann AG, Zurich.

Walter B. Kielholz
Executive Vice Chairman

Mr Kielholz, a Swiss citizen born in 1951, studied business administration at the University of St. Gallen, Switzerland, and graduated in 1976 with a degree in business finance and accounting.

His career began at the General Reinsurance Corporation, Zurich. After working in the United States, the United Kingdom and Italy, he assumed responsibility for the company's European marketing activities. In 1986 he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the Multinational Services department.

At the beginning of 1989, Mr Kielholz joined Swiss Re, Zurich. He became a Member of the Executive Board in January 1993 and was Swiss Re's Chief Executive Officer from 1 January 1997 to 31 December 2002. In June 1998 he was elected to Swiss Re's Board of Directors, which at the same time appointed him Managing Director. His mandate was renewed for a further four year period in 2002. Mr Kielholz was appointed Executive Vice Chairman with effect from 1 January 2003.

Mr Kielholz has been a member of the board at Credit Suisse Group since 1999. He served as chairman of the audit committee from 1999 to 2002 and as vice-chairman of the board from 31 May 2002 to 31 December 2002. He has been chairman of the board of directors and the chairman's and governance committee since 1 January 2003.

In addition, Mr Kielholz is treasurer and a member of the board of the International Association for the Study of Insurance Economics ("The Geneva Association") in Geneva, president of the "Avenir Suisse" foundation and chairman of the Zurich Art Society.

Thomas W. Bechtler
Non-executive and independent director

Mr Bechtler, a Swiss citizen born in 1949, received a doctorate in law from the University of Zurich in 1973 and a master's degree in law from Harvard Law School in 1975.

Mr Bechtler joined Swiss Re's Board of Directors in November 1993. His mandate was renewed in 1997 and 2001, each time for a further four years. Mr Bechtler has been managing director of Hesta AG as well as Hesta Tex AG, Zug, since 1972. In this capacity he is chairman of the boards of Zellweger Luwa AG, Uster, and Schiesser Group, Küsnacht. He also serves on the boards of directors of Credit Suisse Group, Zurich, Bucher Industries, Niederweningen, Robert Bosch Internationale Beteiligungen AG, Zurich, Sika Finance AG, Baar, and Conzzeta Holding, Zurich. From 1987 to 1999 he served as chairman of "Swisscontact", a large Swiss development foundation, and from 1987 to 2002 as chairman of the Zurich Art Society.

Raymund Breu
Non-executive and independent director

Mr Breu, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich with a doctorate in mathematics.

Mr Breu was elected to Swiss Re's Board of Directors in 2003 for a four year term of office. He is Chief Financial Officer of the Novartis Group and member of the executive committee of Novartis, positions he assumed when Novartis was created in December 1996. He joined the group treasury of Sandoz, a predecessor company of Novartis, in 1975. Ten years later, he was appointed CFO of Sandoz Corporation in New York. In 1990, he became group treasurer of Sandoz Ltd., and, in 1993, head of group finance and member of the Sandoz executive board.

Mr Breu is a member of the board of directors of Chiron Corp., Emeryville, California, and of the SWX Swiss Exchange and its admission panel. He is also a member of the Swiss Takeover Board.

George L. Farr
Non-executive and independent director

Mr Farr, a US citizen born in 1941, received both a bachelor's and a master's degree in business administration from the University of Michigan in 1963 and 1964, respectively.

Mr Farr joined Swiss Re's Board of Directors in November 1996. His mandate was renewed in 2000 for a further four year period. He will stand for re-election at the Annual General Meeting on 14 May 2004. Mr Farr has been managing partner of Muirhead Holdings LLC., Greenwich, CT, since 1998. Prior to that he was vice chairman of American Express Company, New York, from 1995 until his retirement in 1998. Before 1995, Mr Farr was a director of McKinsey & Co., New York. Mr Farr serves also as chairman of the board of directors of Covanta Energy, New York, and as a director of Misys plc, London, and Meridian Rail Company, New York.

Rajna Gibson
Non-executive and independent director

Ms Gibson, a Swiss citizen born in 1962, studied business and economics at the University of Geneva, graduating with a BA in 1982 and with a PhD in economics and social sciences in 1987.

Ms Gibson was elected to Swiss Re's Board of Directors in June 2000 for a four year term of office. She will stand for re-election at the Annual General Meeting on 14 May 2004. She has been a professor of financial economics at the Swiss Banking Institute of the University of Zurich since March 2000. Ms Gibson was previously a professor of finance at the University of Lausanne. She is also a member of the Swiss Federal Banking Commission, a director of the National Centre of Competence in Research (NCCR) "Financial Valuation and Risk Management" research network, and an adviser to scientific councils of various educational institutions.

Bénédict G. F. Hentsch
Non-executive and independent director

Mr Hentsch, a Swiss citizen born in 1948, studied business administration at the University of St. Gallen, Switzerland, graduating in 1972 with a master's degree in business finance and accounting.

Bénédict G. F. Hentsch was elected to Swiss Re's Board of Directors in 1993. His mandate was renewed in 1997 and 2001, each time for a further four year term. He was a partner of Darier Hentsch & Cie, Geneva, from 1985 until October 2001 and chaired the Swiss Private Bankers Association from 1998 until 2001. He continues to be a member of the board of the "Avenir Suisse" foundation and the ISC Foundation, University of St. Gallen.

Jorge Paulo Lemann
Non-executive and independent director

Mr Lemann, a Brazilian and Swiss citizen born in 1939, graduated from Harvard University, Boston, in 1961.

Mr Lemann joined Swiss Re's Board of Directors in 1999. He was re-elected for a further four year term at the Annual General Meeting in 2003. He is an entrepreneur with controlling stakes in AmBev, a brewery, and Lojas Americanas, a discount store chain; in addition, he holds a minority stake in GP Investimentos, a buy-out and restructuring firm with interests in Brazilian railways, supermarkets, amusement parks and telecommunications. He also serves on the board of directors of The Gillette Company, Boston, and the board of the Associates at the Harvard Business School. Moreover, he serves on the international advisory board of DaimlerChrysler Corp., Auburn Hills, Michigan, and as chairman of the Latin American Advisory Committee of the New York Stock Exchange.

Bob Scott
Non-executive and independent director

Mr Scott, an English and Australian citizen born in 1942, was educated at Scots College, Wellington, New Zealand. He has been a Senior Associate of the Australian and New Zealand Institute of Insurance and Finance (ANZIIF) since 1965 and was made a Commander of the British Empire (CBE) in 2002.

Mr Scott joined Swiss Re's Board of Directors in 2002 for a four year term. He is a retired group chief executive of CGNU plc. In the 1990s, he was group chief executive of General Accident and, following the merger with Commercial Union in 1998, was appointed group chief executive of CGU plc. Following the merger in 2000 with Norwich Union, Mr Scott became group chief executive of CGNU plc, retiring in May 2001. Mr Scott was also chairman of the Association of British Insurers in 2000–2001, and board member in the previous four years.

Mr Scott is chairman of the board of directors of Yell Group plc, and a non-executive director of the Royal Bank of Scotland Group plc, Jardine Lloyd Thompson Group plc, and Focus Wickes Group Limited.

John F. Smith, Jr.
Non-executive and independent director

Mr Smith, a US and Swiss citizen born in 1938, received his Bachelor of Business Administration from the University of Massachusetts in 1960 and a Master of Business Administration from Boston University in 1965.

Mr Smith joined Swiss Re's Board of Directors in 2003 for a four year term. He was chairman of the board of directors of General Motors Corporation, Detroit, from 1996 to April 2003, when he retired. He served as chief executive officer from 1992 to 2000. In addition, he was president from 1992 to 1998. Mr Smith joined General Motors in 1961.

Mr Smith is chairman of Delta Air Lines and a director of The Procter & Gamble Company and The Nature Conservancy. He is also chairman of the Aber Partner/Questor Partner advisory board. In addition, he is a member of the chancellor's executive committee of the University of Massachusetts and of the board of trustees at Boston University.

Changes in the course of the business year 2003

At the Annual General Meeting of 12 May 2003, the shareholders elected Mr Raymund Breu and Mr John F. Smith, Jr. to be members of the Board of Directors, each with a four year term.

Changes since 31 December 2003

No changes have occurred since 31 December 2003.

Nomination for the election to be held at the Annual General Meeting of 14 May 2004

The Board of Directors has decided to nominate the following candidate for initial election to the Board with a four year term of office:

Kaspar Villiger, a Swiss citizen born in 1941, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, with a degree in mechanical engineering in 1966.

As an entrepreneur, Mr Villiger co-owned and managed two businesses from 1966 until 1989. Simultaneously, Mr Villiger had several political positions, first in the parliament of canton Lucerne and, from 1982, in the Swiss Federal Parliament. He became a Federal Councillor in 1989. He initially served as Defence Minister, with responsibility for the Federal Military Department. He then became Finance Minister, charged with running the Federal Department of Finance in 1995. He continued in this function until his retirement at the end of 2003. Mr Villiger was President of the Swiss Confederation in 1995 and 2002.

Other activities and functions

Please refer to the information provided in each director's biography on page 52–55.

Cross-involvement

There are no cross-involvements to be reported between the boards of directors of listed companies.

Elections and term of office

Principles of the election procedure and term limits

The term of office of a directorship is four years. It begins with the date of election by an Annual General Meeting and ends on the fourth subsequent Annual General Meeting. Members whose term has expired are immediately eligible for re-election.

Each proposed election and re-election is substantiated by the Chairman at the Annual General Meeting and is separately voted upon.

The age limit is 70. Members who reach the age of 70 during a regular term of office shall tender their resignation at the Annual General Meeting following the attainment of that age.

First election and remaining term of each director

Please refer to the information provided in each director's biography on page 52–55.

Internal organisational structure

Allocation of tasks within the Board of Directors

Chairman of the Board of Directors

The Chairman of the Board of Directors (the "Board") exercises ultimate supervision of the Executive Board on behalf of the Board; he attends the meetings of the Executive Board and the Executive Board Committee and receives all related documentation and minutes; he is responsible for Group Internal Audit and appoints its head, subject to confirmation by the Audit Committee; he convenes meetings of the Board and its committees; he makes preparations for, and presides at, the meetings of the Board; he presides at the Annual General Meeting of shareholders; he ensures adequate reporting to the Board by the Executive Board, the Executive Board Committee and the Board committees; he coordinates the activities of the Board committees; he represents the company in matters involving shareholders; in cases of doubt, he makes decisions concerning the authority of the Board or its committees and about the applicability and interpretation of the Corporate Bylaws.

Executive Vice Chairman

The Executive Vice Chairman liaises between the Board and management in matters not reserved for the Chairman; he may attend the meetings of the Executive Board and the Executive Board Committee and receives the relevant documentation and minutes. Other responsibilities include supervising management's preparation and execution of Board resolutions in operational matters, monitoring the Group's strategic direction and overseeing management development for the Group's senior executives.

Committees of the Board of Directors: members, tasks and responsibilities

General provisions for all Committees

The Board of Directors may delegate certain responsibilities, including the preparation and execution of its resolutions, to Committees or individual members of the Board. Any such Committee or member must keep the Board apprised on a timely basis of the Committee's or member's actions and determinations.

The Committees may conduct or authorise investigations into any matters within their respective scope of responsibility, thereby taking into consideration both relevant peer group practices as well as general best practice. They are empowered to retain independent counsel, accountants or other experts if deemed necessary, including for purposes of benchmarking best practice.

Audit Committee

Members

Thomas W. Bechtler, Chair
Raymund Breu
Rajna Gibson
Bob Scott
John F. Smith, Jr.

All members of the Audit Committee must be non-executive and independent. They may not accept any consulting, advisory, or other compensatory fee from the company. They should not serve on the audit committee of more than two other listed companies. Members of the Executive Board are not eligible for membership until three years after the termination of their executive employment. Financial literacy is required for members of the Audit Committee.

Tasks and responsibilities
The central task of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities as they relate to the integrity of the company's financial statements, the company's compliance with legal and regulatory requirements, the external auditor's qualifications, and the performance of the company's internal audit unit and the external auditor.

The Committee serves as an independent and objective monitor of the company's financial reporting process and system of internal control, and facilitates ongoing communication between the external auditor, management, Group Internal Audit and the Board with regard to the company's financial position and affairs.

More specific duties and responsibilities of the Committee are listed in its charter of duties.

Compensation and Appointments Committee

Members
George L. Farr, Chair
Thomas W. Bechtler
Bob Scott

All members of the Compensation and Appointments Committee must be non-executive and independent.

Tasks and responsibilities
This Committee oversees the development of a compensation philosophy, which is submitted to the Board for approval; it reviews and approves the Group's compensation and pension plans; it recommends to the Board the amount and composition of directors' remuneration; it determines the amount and composition of remuneration for the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board on the basis of their performance; it approves the total amount available for performance based compensation; and it ensures compliance with any remuneration disclosure requirements.

In personnel matters, the Committee makes proposals that ensure an adequate size and a well-balanced composition of the Board and further ensure that a majority of the Board is independent; it develops guidelines for selecting candidates for election to the Board and the Executive Board; it evaluates Board member candidates and makes recommendations to the Board; it evaluates proposals made to the Board for the appointment and removal of members of the Executive Board; it approves employment contracts with the Chairman, the Executive Vice Chairman, the CEO and the members of the Executive Board; and it reviews executive succession and emergency plans.

Finance and Risk Committee

Members
Rajna Gibson, Chair
Walter B. Kielholz
Jorge Paulo Lemann
Bob Scott

Tasks and responsibilities
This Committee approves the fundamental risk management principles employed by the Group; it evaluates the bases on which the Board determines the overall risk tolerance and the risk appetite for the most significant risk taking activities; it reviews the methodology for risk measurement, the results of risk adjusted capital calculations, risk reports, the most important risk exposures and their limits, as well as the appropriateness of the risk management framework and its implementation.

In respect of balance sheet issues, the Committee reviews the valuation of assets and liabilities for economic, accounting and regulatory purposes; capital adequacy, strategic asset allocation and its conformity with the risk tolerance level as determined by the Board; the treasury strategy, including the debt structure, the size of operational leverage and the dividend policy; and the liquidity policy, including cash and liquidity management. It also reviews the ratings received from the major rating agencies, takes note of their considerations and reviews management's actions and recommendations.

Governance and Shareholder Relations Committee
Members
Peter Forstmoser, Chair
George L. Farr
Bénédict G. F. Hentsch
Walter B. Kielholz
John F. Smith, Jr.

Tasks and responsibilities
The Committee measures the Group's governance against relevant best practice recommendations and informs the Board of its findings and of emerging trends; it ensures compliance with corporate governance disclosure requirements; it reviews and evaluates the Group's disclosure policy; it reviews the Group's external communications policy in the context of best practice in the markets deemed most relevant; it monitors investor relations activities; it examines how reports are made, especially with regard to whether they fulfil the needs and expectations of international investors; it monitors the shareholder structure; it has initial responsibility for assessing any merger and take-over proposals submitted to the Group; and it has initial responsibility for reviewing material transactions with any of the Group's significant shareholders.

Investments Committee
Members
George L. Farr, Chair
Raymund Breu
Bénédict G. F. Hentsch
Walter B. Kielholz
Jorge Paulo Lemann

Tasks and responsibilities
As regards Group assets, the Committee reviews the principles to be applied in capital investments; it approves the guidelines regulating the use of derivative instruments; it keeps abreast of other guidelines relating to asset management; it reviews the tactical allocation of assets for the next financial reporting period; it reviews the performance of the asset-managing units, measured against benchmarks; it receives reports, at least

semi-annually, on the Group-wide use of derivative instruments; and it reviews the business relationship of the asset-managing units with their counterparties, as well as associated transaction fees.

In respect of Group finance, the Committee reviews cash management, the relationships with banks and all of the Group's open derivative positions.

Work methods of the Board of Directors and its Committees

The Board typically meets six times per year for two consecutive days. The first day is reserved for the Committees, while on the second day the full Board meets for as long as required, mostly the whole day. The regular meetings are typically held in February, March, May, June, August and December. Additional meetings are called at short notice if and when required. Each of the Board meetings has a special focus, broadly determined by Swiss Re's reporting schedule, and including such issues as the financial statements, the analysis of internal results, interim results, the medium-term business plan, strategic issues and corporate governance.

The Committees meet, on average, three to four times per year.

In 2003, the following meetings were held:

Month	BoD[1]	AC[2]	CAC[3]	FRC[4]	IC[5]	GSRC[6]
January			regular			
February	regular	regular		regular		regular
March	regular	regular	regular		regular	
May	regular	regular			regular	
June	regular			regular		regular
August	regular	regular		regular	regular	
September	extra					
December	regular		regular	regular	regular	regular

[1] Board of Directors
[2] Audit Committee
[3] Compensation and Appointments Committee
[4] Finance and Risk Committee
[5] Investments Committee
[6] Governance and Shareholder Relations Committee

Normally, either the entire Executive Board or the Executive Board Committee is in attendance at the meetings of the Board of Directors.

Attendance at Board Committee meetings is normally restricted to those members of the Executive Board with the information and expertise required for the relevant Committee to perform its duties. The Head of Group Internal Audit and two senior representatives of the external auditor regularly participate in Audit Committee meetings.

The attendance rate at the regular Board meetings held throughout the year was 93%.

Definition of areas of responsibility

Swiss Re's Board of Directors has delegated the conduct of business operations to an Executive Board made up of 16 senior executive officers. Members of the Executive Board are appointed by the Board of Directors upon recommendation of the Chief Executive Officer and after consultation with the Compensation and Appointments Committee. The Executive Board is headed by the Chief Executive Officer and comprises his deputy, the heads of the three business groups with the respective division and business sector heads, and the heads of the four Corporate Centre divisions. The Executive

Board is responsible for the operational management of the Group as well as the coordination and execution of the Group's business operations. The Executive Board has delegated certain authority to the Executive Board Committee, consisting of seven members. The Executive Board Committee is responsible for the conduct of day-to-day operational business activities. The Executive Board held ten meetings in 2003, often on two consecutive days. Two of those meetings were extended for the consideration of strategic issues. The Executive Board Committee has, as a rule, two meetings per month, except when the full Executive Board meets and in holiday seasons. In 2003, the Executive Board Committee met 17 times.

Information and control instruments

The internal control system comprises a risk management system designed for the size, complexity and risk profile of the company, an internal auditing procedure and an organisation that ensures adherence to certain standards (compliance). Swiss Re is thus organised as follows:

Group Risk Management

Group Risk Management forms part of the Risk & Knowledge Division. It reports to the Chief Risk Officer and is responsible for creating transparency at the Group level with respect to the risks assumed through Swiss Re's business origination and investment activities. Group Risk Management is not involved in the acquisition and execution of business.

There is a clear separation of tasks and responsibilities between the business units (with their own risk management organisations) and Group Risk Management. Group Risk Management sets the guidelines and standards, based on best practice. It is also responsible for developing risk measurement techniques, and managing the risk reporting, risk aggregation and risk steering processes. The business units are responsible for implementing Group guidelines in their particular areas of activity, adhering to limits and procedures, and managing data in the reporting process.

Risks include insurance underwriting risks, financial market risks, credit risks, and operational risks. Swiss Re's risk landscape is updated and quantified whenever significant changes occur, such as movements in the market value of securities, the acquisition of companies, or very large transactions. The results of Group Risk Management analyses are regularly discussed by both the Executive Board and the Finance and Risk Committee of the Board of Directors.

Group Internal Audit

Within the Swiss Re Group, Group Internal Audit provides the Chairman, Board of Directors and Executive Board of Swiss Re with an independent, objective assurance and consulting activity designed to assess the adequacy and effectiveness of its system of internal control, adding value through improving the Group's operations.

Organisationally independent of management, the Head of Group Internal Audit reports directly to the Chairman of the Board of Directors and regularly reports to the Audit Committee. Group Internal Audit focuses its activities primarily on those areas identified as possessing the highest operating and control risks within the Group. Group Internal Audit maintains a regular dialogue with the external auditor to share reports and risk issues arising from their respective audits and to coordinate their activities.

Compliance

Compliance at Swiss Re means the upholding of legal, regulatory and ethical standards by staff throughout the company. Swiss Re has developed a Group-wide Code of Conduct which lays down the company's core principles and values, and offers guidance on how to apply these in all business activities. The Code of Conduct also sets out certain behavioural standards which all Swiss Re employees are expected to maintain. A Group Compliance Programme defines the role and duties of the compliance officers employed by Swiss Re. These officers report to the Group Compliance Officer and run local centres of competence whose remit is to uphold Group procedures and local or regional practices. Training for staff and compliance officers is carried out regularly at both local and Group level to ensure ongoing best practice in compliance matters. The Group Compliance Officer regularly provides the Audit Committee with a compliance report and reports to the Chief Risk Officer as the most senior representative of Group Risk Management. The Group Compliance Officer also conducts periodic compliance risk assessments. Management is then advised on appropriate control measures, with resultant action plans being implemented via the Compliance Officer Network, and in cooperation with key functions such as Group Internal Audit, Group Risk Management and line management.

External auditor

The external auditor is accountable to the Audit Committee, the Board of Directors and ultimately to the shareholders. PricewaterhouseCoopers has executed this function since 1991 (formerly as Revisuisse Price Waterhouse AG).

Prior to the commencement of the external audit, the external auditor presents its plan and estimated fees to the Audit Committee for approval. At the conclusion of the external audit, the external auditor presents and discusses its report on the financial statements with the Audit Committee, and highlights any significant internal control issues identified. Each year the external auditor is required to provide a formal written statement to the Audit Committee defining all relationships it has with the Swiss Re Group. The Audit Committee and external auditor discuss any disclosed relationships or services that might affect the external auditor's objectivity and independence.

To further protect the independence of the external auditor, the Chief Financial Officer is required to review annually the external auditor's non-audit services and fees and discuss the results with the Audit Committee. In addition, proposals to employ former senior executives of the external auditor, previously involved in the external audit, must be reviewed and approved in advance by the Audit Committee.

Actuarial review

The Board of Directors has appointed Mr Freddy Delbaen as an external actuary to perform examinations of the balance sheet provisions for the life reinsurance business of Swiss Reinsurance Company. Mr Delbaen is a professor and has held the position of Chair of Financial Mathematics at the Swiss Federal Institute of Technology (ETH) in Zurich since 1995.

Executive Board

Members of the Executive Board

Status as at 31 December 2003

John R. Coomber
Chief Executive Officer, Member of the Executive Board Committee

Mr Coomber, a British citizen born in 1949, graduated in theoretical mechanics from Nottingham University in 1970.

Mr Coomber started his career with the Phoenix Insurance Company. He joined Swiss Re in 1973. Having qualified as an actuary in 1974, he first specialised in the company's life reinsurance. He was Swiss Re (UK)'s appointed actuary from 1983 to 1990. In 1987 he assumed responsibility for the life division, and, in 1993, was made head of the company's UK operations. Mr Coomber was appointed Member of the Executive Board in April 1995, responsible for the Group's Life & Health Division. In June 2000, he became a member of the Executive Board Committee. In November 2002, the Board of Directors appointed him CEO with effect from 1 January 2003. He also serves as a member of the Supervisory Board of Euler Hermes.

Jacques Aigrain
Head of the Financial Services Business Group, Member of the Executive Board Committee

Mr Aigrain, a Swiss and French citizen born in 1954, received a PhD in economics in 1981 from the Sorbonne, in France, after studying law at the Sorbonne and economics at Paris-Dauphine University.

Mr Aigrain joined Swiss Re in June 2001 to assume his current position. Previously, Mr Aigrain worked for JP Morgan in various positions and locations, predominantly in investment banking, capital markets, and mergers and acquisitions. Immediately prior to joining Swiss Re, he was a managing director and a member of JP Morgan's investment banking management committee, where he was co-head of client coverage, responsible for the financial institutions and classical economy sectors.

Martin Albers
Head of the Risk Solutions business sector in the Financial Services Business Group

Mr Albers, a Swiss citizen born in 1960, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich in 1985 with a master's degree in engineering, and in 1991 earned an MBA from the JL Kellogg Graduate School of Management at Northwestern University, Chicago.

Mr Albers joined Swiss Re as head of Product Controlling in 1994, after having worked for over three years with Boston Consulting Group. In 1996 he became head of property and casualty business in Canada and, in 1999, in the UK. Mr Albers was appointed to the Executive Board in January 2002. He assumed his current position in June 2002.

Walter Anderau
Head of the Communications & Human Resources Division

Mr Anderau, a Swiss citizen born in 1946, received a degree in history from the University of Zurich in 1972 after studies both in Zurich and Paris.

Mr Anderau joined Swiss Re in 1998 as head of Group Human Resources. Prior to that, he worked for ten years at Kraft Jacobs Suchard, where he was chairman of the board of Swiss operations, director on the company's European board and, as vice president of corporate affairs, member of Kraft's executive board (Europe). From 1985 to 1988, Mr Anderau headed Switzerland's "700th anniversary celebration" (CH 91). He was appointed to the Executive Board in July 1999 to take on his present position.

Andreas Beerli
Head of the Americas Division within the Property & Casualty Business Group

Mr Beerli, a Swiss citizen born in 1951, graduated in law in 1976 and received a doctorate in law from the University of Basle in 1983.

Mr Beerli joined Swiss Re in 1979, serving in various marketing functions until 1984. He then worked for Credit Suisse in private banking and the Baloise Insurance Group, where he served in the company's foreign operations. He rejoined Swiss Re in 1993. In 1997, he restructured and integrated the newly acquired Italian reinsurance company Uniorias. In 1998, he assumed an additional position as Head of the Global Clients unit. He was appointed to his current position in January 2000.

Mr Beerli is a member of the board of the Reinsurance Association of America.

Phillip Colebatch
Head of the Capital Management and Advisory business sector within the Financial Services Business Group

Mr Colebatch, an Australian citizen born in 1944, received a master of science degree from the Massachusetts Institute of Technology in 1969 and a doctorate in business administration from Harvard Business School in 1973.

Mr Colebatch joined Swiss Re in September 2002 to assume his current position, which includes responsibility for Fox-Pitt, Kelton (FPK) and Swiss Re Financial Products. Before joining, Mr Colebatch was with Credit Suisse Group, where he most recently served as a member of the group executive board and CEO of Credit Suisse Asset Management. Mr Colebatch began his career with Citicorp in New York and held a number of senior investment banking positions in Hong Kong and London.

Jacques E. Dubois
Deputy Head of the Life & Health Business Group, Chairman & CEO of Swiss Re America Holding Corporation

Mr Dubois, a US citizen born in 1949, graduated from the College of the Holy Cross in Worcester, Massachusetts in 1970 with a degree in mathematics. He also received a master's degree in business administration in 1972 from the Amos Tuck School at Dartmouth College, Hanover, New Hampshire.

Mr Dubois joined Swiss Re in conjunction with the company's acquisition of Life Re in 1999. In June 2000, he was appointed a member of the Executive Board and Deputy Head of the Life & Health Business Group.

Mr Dubois began his business career at Philo Smith & Co., a securities firm specialising in insurance stock research and the merger and acquisition of insurance companies. In 1979, he joined Insurance Investment Associates, an investment banking partnership focused exclusively on mergers and acquisitions of life insurance companies. In 1988, Jacques Dubois co-founded Life Re Corporation, which was established to purchase the General Reassurance Company from General Reinsurance Corporation in a leveraged buy-out. He served as president and chief operating officer of Life Re Corporation from 1988 to 1998. He continued as a partner of Insurance Investment Associates until December 1998, when he resigned upon the acquisition of Life Re Corporation by Swiss Re.

John H. Fitzpatrick
Head of the Life & Health Business Group, Member of the Executive Board Committee

Mr Fitzpatrick, a US citizen born in 1956, graduated from the Loyola University of Chicago with a Bachelor of Business Administration in 1979. He is a Chartered Financial Analyst (CFA) (1987) and a Certified Public Accountant (CPA) (1979).

Mr Fitzpatrick joined Swiss Re in July 1998 as Chief Financial Officer and was appointed to his current position in April 2003. Before joining, he was senior managing director and co-head of Securitas Capital, a private equity firm focused on the insurance industry.

From 1996 to 1998 he was a senior managing director at Zurich Centre Resources Ltd., where he focused on startups of new insurance companies. From 1990 to 1996 he was CFO and a member of the board of directors of Kemper Corporation. He started with Kemper as a financial analyst in 1978, holding several positions in corporate finance until 1990.

Ann F. Godbehere
Chief Financial Officer, Head of the Finance Division, Member of the Executive Board Committee

Ms Godbehere, a Canadian and British citizen born in 1955, qualified as a Certified General Accountant (CGA) in Canada in 1984 and became a fellow of the Certified General Accountants' Association (FCGA) in 2003.

Ms Godbehere was appointed Group CFO with effect from 1 April 2003. Previously, she held the position of Chief Financial Officer of the Property & Casualty Business Group and, prior to this, from 1998–2001, she served as the Chief Financial Officer of the Life & Health Business Group, based in London. Ann Godbehere joined Swiss Re in 1996, following the acquisition of the Mercantile & General Reinsurance Group. Until 1998, she held a number of senior positions in Swiss Re Life & Health North America, most recently the position of Chief Executive Officer of Swiss Re Life & Health Canada. Ms Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada. She joined the M&G Group in 1981, where she held several management roles, including senior vice president and controller for both life and health and property and casualty businesses throughout North America.

Rudolf Kellenberger
Deputy Chief Executive Officer, Member of the Executive Board Committee

Mr Kellenberger, a Swiss citizen born in 1945, studied civil engineering at the Swiss Federal Institute of Technology (ETH) in Zurich, graduating in 1970.

Mr Kellenberger joined Swiss Re in 1978, holding various assignments in facultative and treaty business within the engineering department. In the early 1980s, he was responsible for Southeast Asia, operating from Hong Kong. In 1990 he was appointed head of the engineering department. In 1993 he was appointed to the Executive Board, responsible for the Northern Europe reinsurance sector and special lines. In 1998 he was appointed Head of Europe Division. On 1 April 2000, he became Deputy Chief Executive Officer. Mr Kellenberger started his career as a project engineer in bridge construction before moving to England, where he worked for a major Swiss construction company.

Mr Kellenberger is a member of the board of the Swiss Insurance Association and of the supervisory board of Wüstenrot & Württembergische AG, Stuttgart, as well as chairman of the supervisory board of Atradius, Amsterdam (formerly Gerling NCM Credit and Finance AG, Cologne). In addition, he is a member of the board of directors of Swiss Life Group and a member of the international advisory council of FORTIS, Brussels.

Michel M. Liès
Head of the Europe Division within the Property & Casualty Business Group

Mr Liès, a citizen of Luxembourg born in 1954, received a degree in mathematics from the Swiss Federal Institute of Technology (ETH) in Zurich in 1974.

Mr Liès joined Swiss Re's life department in 1978. Based in Zurich, he first covered the Latin American market. From 1983 to 1993, he was responsible for France and the countries of the Iberian Peninsula. In 1994 he moved to the property & casualty department in charge of Southern Europe and Latin America, which he headed from 1997. Mr Liès became a member of the Executive Board and Head of the Latin America Division in 1998. On 1 April 2000, he assumed his current function as Head of Europe Division. He is also CEO of Swiss Re Germany, a Group company which was integrated in Europe Division in 2001.

Mr Liès is also a non-executive director of CNP Assurances, Paris, and Special Risk Insurance and Reinsurance Luxembourg S.A.

Stefan Lippe
Head of the Property & Casualty Business Group, Member of the Executive Board Committee

Mr Lippe, a German citizen born in 1955, graduated in mathematics and received a doctorate in business administration from the University of Mannheim in 1982.

Mr Lippe joined Bavarian Re in 1983. In 1986 he became head of the non-proportional underwriting department. He was appointed deputy member of the board of management in 1988 and a full member in 1991, when he assumed general responsibility for the company's operations in the German-speaking area. In 1993 he became chairman of the board of management of Bavarian Re. In 1995 he was appointed a Member of Swiss Re's Executive Board, responsible for the Bavarian Re Group. He was appointed to his current position in April 2001.

Pierre L. Ozendo
Head of the Asia Division within the Property & Casualty Business Group

Mr Ozendo, a US and French citizen born in 1950, attended the University of San Francisco from 1968 to 1971, studied political science and earned a bachelor of arts degree.

Mr Ozendo joined the Swiss Re Group in 1995, taking on an assignment as chief executive officer of the subsidiary Union Re, with effect from 1 January 1996. Mr Ozendo was appointed to Swiss Re's Executive Board on 1 July 1996. He was named Head of the Group's Asia Division in 1998 following Union Re's integration into Swiss Re. Before joining Swiss Re, Mr Ozendo worked for General Reinsurance Corporation from 1975 to 1995. In 1986 he moved to Switzerland as general manager of General Reinsurance Corporation (Europe) in Zurich. He was appointed president and managing director of General Re Europe Limited in 1994. Mr Ozendo was previously employed as an underwriter by the New York Life Insurance Company in San Francisco.

Mr Ozendo serves as a vice chairman of the Evian Group.

Bruno Porro
Chief Risk Officer, Head of the Risk & Knowledge Division, Member of the Executive Board Committee

Mr Porro, a Swiss citizen born in 1945, graduated from the Swiss Federal Institute of Technology (ETH) in Zurich in 1969 as a civil engineer. While in employment, he obtained a doctorate in economics in 1978.

Mr Porro joined Swiss Re in 1978, where he established a group involved with the assessment of natural hazards. In 1987 he became head of the development and capacity utilisation section and assumed responsibility for the Group's catastrophe fund covers. From 1989 he had marketing responsibilities in the Latin American and Iberian areas. He was appointed to the Executive Board in 1995. In 1998, he was named Chief Risk Officer and became a member of the Executive Board Committee. Prior to joining Swiss Re, Mr Porro had various assignments at the Swiss Federal Institute of Technology (ETH).

W. Weldon Wilson
Head of Swiss Re's North American life and health operations

Mr Wilson, a US citizen born in 1961, graduated from the Vanderbilt University School of Law in Nashville, Tennessee in 1986. He also holds a BA in political science from the University of Alabama in Huntsville, Alabama.

Mr Wilson has been associated with Swiss Re, and previously Life Re, since 1991, as general counsel, secretary, and director of Swiss Re Life & Health America Inc. and its subsidiaries. Before his appointment in 2003 to the Executive Board, he held the position of executive vice president and head of the business engineering services unit, where he was responsible for overseeing the firm's Admin Re^{SM} programme as well as other non-traditional reinsurance solutions for life and health clients in North America. Mr Wilson formerly served as general counsel for the Life & Health Business Group. Before joining Life Re, Mr Wilson worked for two Texan law firms as an associate attorney.

Yury Zaytsev
Group Information Officer,
Head of the Information,
Processes & Technology Division

Mr Zaytsev, a US citizen born in 1949, studied engineering and computer technology at the Technical University of Lvov, Ukraine, graduating in 1971 with a master's degree in mechanical engineering.

Mr Zaytsev joined Swiss Re in 1992 as head of corporate information resources for US subsidiaries, based in New York. In 1995 he was seconded to head office in Zurich, where he was put in charge of Group Information and Technology and the Group's Data Centre. Mr Zaytsev was appointed to the Executive Board in 1999 as Group Information Officer. Prior to joining Swiss Re, Mr Zaytsev developed the IT systems for the 1980 Olympic Games in Moscow. He then emigrated to the US, where he first worked as an IT project manager for the retail group K-Mart in New Jersey. He then spent seven years working for the American International Group, New York, where he handled the firm's domestic and international IT applications.

Changes in the course of the business year 2003 (in chronological order)

John J. Hendrickson stepped down from the Executive Board on 31 March 2003, following a reorganisation of the company's Asset Management operations. He became a Senior Advisor in the Capital Management and Advisory business sector.

John H. Fitzpatrick, the former Chief Financial Officer, became Head of the Life & Health Business Group with effect from 1 April 2003. He was succeeded as CFO by Ann F. Godbehere.

Ann F. Godbehere took over as Chief Financial Officer on 1 April 2003. At the same time she joined the Executive Board and became a member of the Executive Board Committee.

Giuseppe Benelli, who was Chief Investment Officer until 30 April 2003, decided to pursue a professional opportunity outside the Group. Jacques Aigrain, Head of the Financial Services Business Group, assumed his responsibilities.

Chris C. Stroup, who was in charge of Swiss Re's North American life and health operations until 31 August 2003, decided to adjust his work/life balance and to devote more time to his family. He has remained with the company in a part-time position, focusing on strategic initiatives in Swiss Re's Life & Health Business Group. Mr Stroup was succeeded by W. Weldon Wilson.

W. Weldon Wilson was appointed a member of the Executive Board with responsibility for Swiss Re's North American life and health operations from 1 September 2003.

Changes since 31 December 2003

Benjamin Meuli was appointed Chief Investment Officer and Member of the Executive Board on 19 February 2004 with effect from 19 April 2004.

Mr Meuli, a British citizen born in 1956, was educated at Oxford University where he graduated with an MSc in Economics in 1978. He then embarked on a 20-year career with JP Morgan, where he became a managing director, in charge of the European Debt Capital Markets and the European Financial Institutions Group. He also held the positions of chief executive of JP Morgan Life Assurance Ltd. and chief operating officer of the global fixed income division. In 1998 he joined Morgan Stanley as managing director with primary responsibility for investment banking, fixed income, equities, real estate, and associated asset and liability management issues linked to large multinational insurance groups.

Management contracts

Swiss Re Life & Health America Inc. and certain of its life insurance affiliates, each of which is a United States life insurance subsidiary of Swiss Reinsurance Company (such US insurance subsidiaries are together referred to as "Swiss Re Life"), are parties to a third party administration contract (the "TPA Agreement") with affiliates of Computer Sciences Corporation, a Nevada corporation (together "CSC"). The TPA Agreement provides for CSC to carry out most of the policyholder administration services, including customer service, claims processing, and audit and regulatory compliance support, at mutually agreed and measured service levels for over two million direct life insurance policies and annuities of Swiss Re Life and its clients. Under the TPA Agreement, CSC provides these policyholder administration services at a number of operational sites throughout the United States. Swiss Re Life & Health UK has engaged CSC's UK affiliate to provide administration services for an additional approximately 220 000 direct life policies. Subject to certain early termination provisions, the TPA Agreement has a ten year term ending in 2013. For competitive reasons, Swiss Re is contractually obliged to keep certain material commercial terms of the TPA Agreement confidential. Pricing terms, including form and extent of compensation, and termination provisions under the existing TPA Agreement, have thus not been disclosed here.

Compensations, shareholdings and loans

Content and method of determining the compensation and shareholding programmes

Compensation of the Chairman of the Board of Directors, the Executive Vice Chairman, the CEO and other members of the Executive Board is set by the Board of Directors' Compensation and Appointments Committee. The Committee convenes three to four times a year and presents its proposals to the full Board for approval. The Committee's remit also includes responsibility for the compensation philosophy and approving compensation plans.

Swiss Re has a "pay for performance" philosophy. The Executive Board is paid a base salary and variable bonus. The fixed salary consists of a cash payment, while the bonus can be either in cash or shares that are deferred for four years. Furthermore, all Executive Board members are obliged to own a multiple of their base salary in shares.

Swiss Re also grants its top management options as a long-term performance incentive. The size of the option grant depends on the labour market, the degree of influence on the Group result, and the potential and acceptability of the resulting dilution. Swiss Re options have a total duration of 10 years with a four year vesting period. Entitlement to the options is forfeited in the event of resignation during this period.

The Executive Board's performance assessment is based on annual objectives involving financial and qualitative elements. The bonuses distributed for a year's service are paid in April of the following year. All amounts disclosed relate to the performance year 2003 with some elements to be credited in April 2004.

Compensation for acting members of governing bodies

The disclosure follows the SWX directive, which requires differentiation between the executive members of the Board of Directors and the management board in toto and the non-executive members of the Board of Directors in toto. This applies to the tables shown on page 68 and 69.

	CHF millions
Executive members (20)	36.5
Non-executive members (9)	1.2
Total	**37.7**

The total shown includes all the remuneration components except for shares and options, which are shown separately. Cash payments, allowances, value of preferential rates on loans, other financial benefits, as well as the amount of actuarial funding needed for pensions, are included in this figure. Swiss Re does not have a separate pension plan for members of the governing bodies.

Compensation for former members of governing bodies

	CHF millions
Executive members (3)	0.4
Non-executive members (0)	none
Total	**0.4**

Three former members of the Executive Board perform periodic services on behalf of the firm.

Share allocation

	Share allocation (deferred)	Share allocation (unrestricted)
Executive members (17)	231 682	none
Non-executive members (9)	20 069	21 505
Total	**251 751**	**21 505**

Executive Board members must receive between 25% and 100% of their performance related pay in shares. All shares awarded to the Executive Board are subject to a four year deferral period. The bonus plan stipulates that Executive Board members must decide on the final split between cash and shares by April. For the purpose of this disclosure, we have assumed a take-up rate of 70% which is in line with experience from previous years. Such shares have a discounted taxable value of CHF 73.65.

Members of the Board of Directors receive an honorarium, 25% of which is in the form of shares; the remainder may be taken either in the form of cash or shares. Shares have a taxable value of CHF 73.65 if subject to a four year deferral period, and CHF 93, respectively, if not restricted.

Share ownership

	Number of shares held on 31 December 2003
Executive members (17)	1 165 265
Non-executive members (9)	205 777
Total	**1 371 042**

In addition to those shares held by the person in question on the reporting date, shareholdings consist of any shares held by his/her spouse, minors, and of directly controlled companies.

Allocated number of options

Executive members

Average exercise price (CHF)

Grant year	60	68	74	93	128	144	152	163	183.3
1996 (2)	18 000								
1997 (3)			22 000						
1998 (12)							86 400		
1999 (15)								145 200	
2000 (15)					241 000				
2001 (16)									504 000
2002 (16)						404 500			
2003 (17)		551 000							
2004 (17)				500 000					

In brackets: number of participating members

Non-executive members

Average exercise price (CHF)

Grant year	68	93	128	144	186
2000 (1)			20 000		
2001 (1)					10 000
2002 (1)				40 000	
2003 (1)	40 000				
2004 (1)		40 000			

In brackets: number of participating members

All options have a four year vesting period, during which there is a risk of forfeiture, and an exercise period of six years. Each option entitles the beneficiary to purchase one share at an unadjustable strike price.

At grant, option recipients can elect to take the options granted in the form of restricted shares, exchanging four options for one restricted share. The value of the restricted share vesting after four years is CHF 93. The election period runs until April 2004.

Based on the value of the restricted shares, the option has a value of CHF 23.25 at grant date.

Additional honorariums and remuneration

Under the SWX directive, Swiss Re is required to disclose the sum of the honorariums (eg consultancy fees) and other remunerations billed to Swiss Re or any of its Group companies by a member of a governing body or parties closely linked to such persons for additional services performed during the year under review in the case of sums exceeding half of the ordinary remuneration of the member in question. No such additional payments were made.

Loans granted to members of governing bodies

	CHF millions
Mortgages and loans to executive members (10)	35
Mortgages and loans to non-executive members (0)	none

All credit is secured against real estate or pledged shares. The terms and conditions of loans and mortgages are the same as those available to all Swiss Re employees in the respective locations. The interest rates are either variable or correspond to the five year Swiss franc swap rate plus a margin of 10 basis points and, to the extent that they are preferential, have been factored into the compensation sums given to the governing body members under "Compensation for acting members of governing bodies" on page 68.

Highest total compensation

The compensation of the highest paid member of the Board of Directors (Peter Forstmoser) during the reporting year can be broken down as follows:

	Number of shares/options	CHF millions
Compensation (as defined in "Compensation for acting members", page 68)		0.7
Number of shares (as defined in "Share allocation", page 68)	21 505	
Number of options (as defined in "Allocated number of options", page 69)	40 000	

The options run for ten years and have a four year restriction period during which there is a forfeiture risk. The value of one share is CHF 93. Based on the value of the restricted shares, the option has a value of CHF 23.25 at grant date.

Shareholders' participation rights

Voting right restrictions and representation

Voting right restrictions, statutory group clauses, exception rules
There are no voting right restrictions, no statutory group clauses and hence no rules on making exceptions.

Reasons for making exceptions in the year under review
No exceptions were made.

Procedure and conditions for cancelling statutory voting right restrictions
As there are no voting right restrictions, there is neither a procedure nor a condition for their cancellation.

Statutory rules on participating in the General Meeting of shareholders if differing from legal provisions
At the Annual General Meeting of 12 May 2003, the statutory rules were aligned with the legal provisions. Accordingly, any shareholder with a voting right may have his/her shares represented at any General Meeting by another person authorised in writing or by corporate bodies, independent proxies or proxies for deposited shares. Such representatives need not be shareholders.

Statutory quorums

The Articles of Association do not provide for any statutory quorums. Any General Meeting of shareholders passes resolutions by an absolute majority of the votes validly cast, subject to the compulsory exceptions provided by law.

Convocation of the General Meeting of shareholders

The statutory rules on the convocation of the General Meeting of shareholders correspond with the legal provisions. Accordingly, the General Meeting of shareholders is summoned at least 20 days before the date of the meeting by notice published in the "Schweizerisches Handelsamtsblatt".

Agenda

The Board of Directors announces the agenda. Shareholders with voting powers whose combined holdings represent shares with a nominal value of at least CHF 100 000 may, up to 45 days before the date of the meeting, demand that matters be included in the agenda. Such demands must be in writing and must specify the items and the proposals to be submitted.

Registrations in the share register

There is no statutory rule on the deadline for registering shareholders in connection with the attendance of the General Meeting. In recent years, Swiss Re has acknowledged voting rights of shares which were registered at least two working days before the General Meeting. In 2003, the qualifying date was Thursday, 8 May, while the Annual General Meeting was held on Monday, 12 May.

Changes of control and defence measures

Duty to make an offer

Swiss Re has not taken any defence measures against take-over attempts. The governing bodies believe that the best protection is a fair valuation of the shares. They believe in the efficiency of a free market rather than relying on defence measures that normally have a long-term negative effect on the share price development. Therefore, there are no statutory rules on "opting up" or "opting out". Should a shareholder reach the threshold of 33⅓% of all voting rights, then, pursuant to the Stock Exchange Act, he/she would be required to submit a general take-over offer. ("Opting up" is a statutory rule based on which the triggering threshold would be lifted to a higher percentage, while "opting out" is a statutory rule waiving the legal duty to submit an offer.)

Clauses on change of control

Unvested bonus shares, share options, and certain other employee benefit programmes would vest upon a change of control. Rights of members of the governing bodies are identical to those of employees generally.

Auditors

Duration of the mandate and term of office of the head auditors

PricewaterhouseCoopers AG, then known as Revisuisse Price Waterhouse AG, were elected as Swiss Re's auditors at the Annual General Meeting of 25 November 1991 and, since then, have been re-elected annually.

Mr Michael P. Nelligan and Mr Ray J. Kunz took up office as head auditors responsible for the existing auditing mandate as of 1 January 1997 and 1 July 2001, respectively. As of 1 January 2004, Mr David Law took over the position of Swiss Re's lead audit partner from Mr Nelligan. However, Mr Nelligan has retained his responsibility for the audit of the 2003 financial statements and, in order to ensure a smooth transition, his involvement will extend until approximately June 2004.

Auditing honorarium

The following summarises fees for professional services for the year ended 31 December 2003.

Audit fees

PricewaterhouseCoopers	CHF 18.0 million

Audit related fees

PricewaterhouseCoopers	CHF 5.1 million

Audit related fees comprise, among other things, amounts for due diligences, comfort letters, accounting advice, information systems reviews and reviews on internal controls.

Additional honorarium

In addition to the fees described above, aggregate fees of CHF 2.4 million were billed by PricewaterhouseCoopers during the year ended 31 December 2003, primarily for the following:

Income tax compliance and related tax services	CHF 1.3 million
Other fees	CHF 1.1 million

Other fees comprise, among other things, amounts for accounting, actuarial and legal advisory, benchmarking studies and treasury advisory services.

Supervisory and control instruments vis-à-vis the external auditor

The Board of Directors has established the Audit Committee, which holds four meetings a year and to which the two head auditors are regularly invited as advisory guests. The Audit Committee evaluates external auditors annually and recommends one firm to the Board for election at the Annual General Meeting of shareholders. The Audit Committee cooperates closely with the elected external auditors. In particular, it consults them in respect of significant risks, contingencies or other obligations of the company; it reviews and approves the planned audit services and discusses the audits with them; it approves in advance non-audit services expected to be provided by the external auditors and reviews and approves other non-audit services that have been pre-approved by the Chairman of the Audit Committee between Audit Committee meetings; it reviews major changes to the company's accounting principles and practice brought to its attention by the external auditors; together with the external auditors, it reviews the adequacy and efficacy of the financial reporting process, the system of internal controls and quality control procedures, as well as any other significant findings and recommendations; it discusses with them the results of the annual audit, and in particular their report on the financial statements, necessary changes in the audit plan, any serious difficulties or differences of opinion encountered with management during the audit, critical accounting policies and alternative accounting treatments that have been discussed with management. The Audit Committee's discussions include considering the possible consequences of using such alternatives and investigating the treatment preferred by the external auditors. It also discusses other material written communications with management, such as management letters or schedules of unadjusted differences; external auditors are requested, at least once a year, to supply a formal written statement delineating all relationships with the company that might affect auditor independence; it actively engages in a dialogue with the auditors in respect of any disclosed relationships or services that might impact their objectivity and independence, and recommends to the Board of Directors appropriate action in response to the aforementioned statement; it obtains from them and reviews, at least annually, a report describing the external auditors' own quality control procedures, and any material issues raised by the most recent internal reviews, or inquiries or investigations by governmental or professional authorities within the preceding five years, and any steps taken to deal with any such issues; and it reviews the audit fees and the fees paid to the external auditors in respect of non-audit services.

Information policy

One of the guiding principles in Swiss Re's Corporate Philosophy is "clear and open communication". As a result, the Group's information policy goes beyond legal requirements, aiming to meet best practice standards established by global industry peers.

Swiss Re maintains a close relationship with the financial community and the broader public by using all available communication channels. The company's website includes full details of its corporate disclosure. Swiss Re is strongly committed to treating all investors equally. Meetings dealing with important corporate information are held with institutional investors and analysts; they can also be followed by private shareholders via telephone conference or on the Internet.

Swiss Re prevents selective disclosure by observing ad-hoc publicity rules, and a policy of restrictions for the so-called "close period" during which the financial results are finalised. The close period commences on a given date preceding the official publication of the financial results and lasts until such publication has been made. No meetings are held with analysts or investors during this close period. In addition, members of the governing bodies, their secretariats and employees preparing or communicating material non-public financial information are subject to close period communication and trading prohibitions.

Swiss Re reports semi-annually on its financial performance and on an ad-hoc basis to announce important corporate news. Furthermore, Swiss Re organises events with investors and analysts where specific topics are discussed.

Communication of major corporate news in 2003

Please see page 16 ("Key events") for details on major corporate news in 2003.

In addition to these events, Swiss Re holds frequent meetings with institutional investors and participates in investors' conferences organised by investment banks. Presentations which are used to present Swiss Re at such conferences are made available to the public on the company's website.

Contact addresses are listed on the final pages of the Annual Report (inside cover).



Jürg Busenhart

Lawyer and underwriting expert on environmental liability insurance, on a visit to the Hardhof Waterworks in Zurich.

Water is a basic necessity of life. And yet the quality of freshwater resources is increasingly under threat from industrial and biological pollutants. As part of its commitment to sustainability, Swiss Re strives to develop new insurance and financial solutions which factor in concerns relating to endangered natural resources. Recent developments in European environmental liability legislation have prompted the insurance industry to take a closer look at the insurability of ecological damage.

Mr Busenhart, why is water an issue in the current European debate on ecological damage?
Pollution of transboundary water courses and the decline in quality and availability of drinking water have devastating effects on nutrition and health. In the European Union (EU), the debate on how best to deal with environmental damage and the resultant health issues was launched almost a decade ago. At present, each individual country within the EU still has its own set of regulations for determining who should be held liable for the cost of environmental impairments. However, an EU-wide solution may well emerge in the medium term. As representatives of the insurance industry, we are very pleased to see this happening.



At Hardhof, the groundwater is drawn using horizontal filter wells from a depth of up to 25 metres. From there it is fed to the pumping station – a vital link in Zurich's water supply infrastructure.

Do you think the insurance industry is prepared for this new development?
The industry already offers a fairly comprehensive range of products to cover accidental and gradual environmental pollution that might lead to groundwater damage, for example. But these products are limited to liability for personal injury or property claims resulting from environmental damage, and to clean-up activities for privately owned land. European insurers have yet to develop a standard solution that will cover liability for pure ecological damage caused to the "free goods" of nature that do not "belong" to anyone. If such a solution does become a reality, it could have a significant impact on other insurance markets where the insurability of ecological damage has not even appeared on the radar screen yet.



Trout are used to gauge water quality, as they are highly sensitive and react much faster to toxins or other unwanted substances than man-made measuring instruments.

Do you expect demand for environmental liability solutions to grow, and if so, what is Swiss Re doing to prepare itself?
A revised EU directive on the prevention and remedying of environmental damage is due to come into force in the near future, meaning that national legislation will have to be aligned. This new directive will amplify demand for insurance cover and provide the insurance industry with an impetus to develop products and realise potential business opportunities. Swiss Re is seeking to foster public awareness of environmental issues and develop solutions that address the complexities of ecological risks.

Swiss Re shares

Swiss Re's goal is to provide the financial community with appropriate corporate disclosure, thereby allowing the most efficient pricing of its securities by the market and maximising sustainable valuation.

Swiss Re shares are listed on the main board of the SWX Swiss Exchange and traded on the virt-x under the symbol "RUKN". An average daily trading volume of more than CHF 100 million was recorded in 2003. On 1 February 1996, Swiss Re launched an American Depositary Receipts (ADR) programme together with Morgan Guaranty Trust Company of New York. Under this programme, level 1 ADRs are not listed, but traded over-the-counter. One ADR corresponds to one Swiss Re share.

Shareholder base

Swiss Re's shareholder base is well diversified, both geographically and in terms of the ratio of private to institutional investors. Approximately 90% of Swiss Re's more than 50 000 shareholders are private persons, of which more than 90% hold less than 2 000 shares.

The vast majority of Swiss Re's private shareholders are domiciled in Switzerland, whereas its large institutional shareholder base, holding roughly two thirds of Swiss Re's share capital, is geographically well diversified.

Institutional shareholders by domicile as of 31 December 2003



33.7% Switzerland
32.9% Europe (excl. Switzerland)
31.2% North America
2.2% Rest of the world

Shareholder structure

As of 31 December 2003	Number of shareholders	in %	Number of shares	in %
Registered shares				
1–200	25 749	44.61	3 050 361	0.98
201–2 000	26 514	45.93	17 355 875	5.59
2 001–20 000	4 829	8.37	26 357 452	8.49
20 001–100 000	466	0.81	19 574 809	6.31
100 001–200 000	62	0.11	8 420 901	2.71
> 200 000	101	0.17	127 479 775	41.08
Total number of registered shares	**57 721**	**100.00**	**202 239 173**	**65.16**
Number of unregistered shares			108 139 895	34.84
Number of shares entitled to dividend			**310 379 068**	**100.00**

Index representation

Swiss Re is a member of many indices, including the Swiss Market Index, the Dow Jones STOXX 50 and the Financial Times Stock Exchange Eurotop 100. The composition of these indices is mostly based on free float market capitalisation which favours Swiss Re having a full 100% free float. Swiss Re is also a member of various sustainability indices, including the Dow Jones Sustainability World Index and the Financial Times Stock Exchange for Good indices.

Swiss Re's weighting in indices

Swiss/blue chip indices	Index weight (in %)
SMI	4.12
SPI	3.71
DJ STOXX 50	0.76
FTSE Eurotop 100	0.55

Insurance indices	Index weight (in %)
DJ Insurance	6.23
Bloom Europe 500 Ins.	6.34
FTSE E300 Ins.	8.84

Sustainability indices	Index weight (in %)
DJSI World	0.32
DJSI STOXX	0.66
FTSE4Good Global	0.20
FTSE4Good Europe 50	0.52

Key share statistics 1997–2004[1]

	1997	1998	1999	2000	2001	2002	2003	2004[3]
Shares issued	300 866 020	294 619 020	294 619 020	293 166 020	321 868 120	322 057 870	322 057 870	322 057 870
of which reserved for corporate purposes	8 462 800	8 462 800	8 462 800	8 293 560	7 942 280	7 942 280	7 942 280	7 942 280
of which reserved to underlie convertible bond					3 736 522	3 736 522	3 736 522	3 736 522
Shares entitled to dividend	292 403 220	286 156 220	286 156 220	284 872 460	310 189 318	310 379 068	310 379 068	310 379 068

CHF unless otherwise stated	1997	1998	1999	2000	2001	2002	2003	2004
Dividend paid per share	1.50	2.20	2.40	2.50	2.50	2.50	1.00	1.10[4]
Earnings per share[2]	5.90	7.35	8.55	10.39	–0.57	–0.29	5.48	
Equity per share[2]	62.15	69.75	86.80	80.05	72.85	53.76	59.64	
price year-end	136.60	179.05	163.55	194.25	167.00	90.70	83.50	87.80
price year high	137.25	207.25	192.40	196.25	200.15	171.25	108.00	97.05
price year low	67.30	101.30	136.00	127.55	114.00	70.10	49.60	82.00
Daily trading volume (CHF million)	131	168	129	133	167	166	115	124
Market capitalisation[2] (CHF million)	39 942	51 236	46 801	55 336	51 802	28 151	25 917	27 251

[1] The 1997–2000 figures have been adjusted by the 20-for-1 share split in 2001
[2] Based on shares entitled to dividend
[3] All data as of 17 March 2004
[4] Subject to approval at the Annual General Meeting of 14 May 2004

Investor Relations homepage

Swiss Re's corporate disclosure and all relevant information on its shares, including real time quotes, historic share price download, chart drawing tools, an investment calculator and much more can be found in the Investor Relations section of Swiss Re's homepage at: www.swissre.com/investorrelations

Safe custody of shares

Swiss Re offers its shareholders the opportunity to deposit shares in their name with the Share Register in Zurich. The application form for opening a deposit can be downloaded from Swiss Re's homepage. The safe custody of shares is free of charge.

Swiss Re share identification

Identification numbers	Share	ADR level 1
Swiss Security Number (Valorennummer)	1233237	–
ISIN (International Securities Identification Number)	CH0012332372	US8708872051

Ticker symbols	Bloomberg	Telekurs	Reuters
Share	RUKN VX	RUKN	RUKN.VX
ADR level 1	SWCEY US	SWCEY	SWCEY.PK

Glossary

Accident insurance
Insurance of individuals or groups against economic risks in the event of death or temporary or permanent disability by accident. A branch of non-life insurance.

Accumulation risk
The risk that arises when a large number of individual risks are correlated such that a single event will affect many or all of these risks.

Acquisition costs
That portion of an insurance premium which represents the cost of obtaining the insurance business: it includes the intermediaries' commission, the company's sales expense, and other related expenses.

Admin Re℠
Acceptance of a closed block of in-force life and health insurance business either through acquisition or reinsurance, typically assuming the responsibility to administer the underlying policies. Admin Re℠ can also extend to the acquisition of an entire life insurance company.

Asset-backed securities
A security backed by notes or receivables against assets such as auto loans, credit cards, royalties, student loans and insurance.

Asset-liability management
Management of a business in a way that coordinates decisions on assets and liabilities. Specifically, the ongoing process of formulating, implementing, monitoring and revising strategies related to assets and liabilities in an attempt to achieve financial objectives for a given set of risk tolerances and constraints.

Aviation insurance
Insurance of accident and liability risks, as well as hull damage, connected with the operation of aircraft.

Business interruption
Insurance covering the loss of earnings resulting from, and occurring after, destruction of property; also known as "loss of profits" or "business income protection insurance".

Capacity
Maximum amount of risk that can be accepted in insurance. One factor in determining capacity is government regulations that define minimum solvency requirements. Capacity also refers to the amount of insurance coverage allocated to a particular policyholder or in the marketplace in general.

Casualty insurance
Branch of insurance – mainly comprising accident and liability business – which is separate from property, engineering and life insurance. In the US this term is used for non-life insurance other than fire, marine and surety business.

Catastrophe bonds (cat bonds)
Risk based securities that allow (re)insurance companies to transfer natural catastrophe insurance risk to institutional investors in the form of bonds. Cat bonds help to spread peak exposures (see insurance-linked securities).

Cession
Insurance that is reinsured: the passing of the insurer's risks to the reinsurer against payment of a premium. The insurer is referred to as the ceding company or cedent.

Claim
Demand by an insured for indemnity under an insurance contract.

Claims handling
The work in connection with the investigation, settlement and payment of claims from the time of their occurrence until settlement.

Claims incurred and claim adjustment expenses	All claims payments plus the adjustment in the outstanding claims provision of a business year and claim adjustment expenses.
Claims ratio	Sum of claims paid, change in the provisions for unpaid claims and claim adjustment expenses in relation to premiums earned.
Coinsurance	Arrangement by which a number of insurers and/or reinsurers share a risk.
Combined ratio	The combination of the non-life claims ratio and the expense ratio.
Commission	Remuneration paid by the insurer to its agents, brokers or intermediaries, or by the reinsurer to the insurer, for costs in connection with the acquisition and administration of insurance business.
Commutation	Transaction in which policyholders or insurers surrender all rights and are relieved from all obligations under an insurance or reinsurance contract in exchange for a single current payment.
Cover	Insurance and reinsurance protection based on a contractual agreement.
Credit insurance	Insurance against financial losses sustained through the failure, for commercial reasons, of policyholders' clients to pay for goods or services supplied to them.
Directors' and officers' liability insurance	Liability insurance for directors and officers of an entity, providing cover for their personal legal liability towards shareholders, creditors, employees and others arising from wrongful acts such as errors and omissions.
Disability insurance	Insurance against the incapacity to exercise a profession as a result of sickness or other infirmity.
Embedded value and embedded value earnings	Actuarially determined estimate of the economic value of the in-force life and health insurance operations of an insurance company (excluding any value attributable to future new business). Embedded value earnings, defined as the change in the embedded value over the year (after adjustment for any capital movements such as dividends and capital injections), provide a measure of the performance of the life and health insurance operations of an insurance company.
Employers' liability insurance	Insurance taken out by employers covering employees against injuries arising out of their employment.
Engineering insurance	Insurance covering the construction and erection of objects, and the insurance of machinery in operating plants.
Equalisation reserves	Reserves prescribed by local regulatory authorities for future claim fluctuations and for large and catastrophic losses which are established and included in the unpaid claims and claim adjustment expenses liabilities.
European Medium Term Note (EMTN)	A vehicle for raising funds by borrowing from the capital markets or from private investors. The EMTN programme itself is effectively a platform, under a standard documentation framework, from which to launch such issues on an ongoing basis.

Expense ratio

Sum of acquisition costs and other operating costs and expenses in relation to premiums earned.

Facultative reinsurance

Reinsurance of the insurer's risks on an individual basis. The reinsurance company looks at each individual risk and determines whether to accept or decline coverage.

Financial reinsurance

Form of reinsurance that provides risk financing which may be combined with elements of traditional risk transfer.

Fire insurance

Insurance against fire, lightning or explosion; it can also include insurance against windstorm, earthquake, flood and other natural hazards or political risks.

Funded cover

A reinsurance contract under which the ceding company pays high premiums to build a fund from which to pay expected losses. The premium less the reinsurance charge is paid out to the ceding company in the future as loss payments, returned premiums, or contingent commissions.

Guaranteed Minimum Death Benefit (GMDB)

A feature of variable annuity business. The benefit is a pre-determined minimum amount that the beneficiary will receive upon death.

Health insurance

A generic term applying to all types of insurance indemnifying or reimbursing for losses caused by bodily injury or sickness or for expenses of medical treatment necessitated by sickness or accidental bodily injury.

IBNR (provision)

Provision for claims Incurred But Not Reported by the balance sheet date. In other words, it is anticipated that an event will affect a number of policies, although no claims have been made so far, and is therefore likely to result in liability for the insurer.

Impairment charge

Adjustment in the accounting value of an asset.

Insurance-linked securities

In risk securitisation, bonds issued by an insurance or reinsurance company or corporation and purchased by institutional investors. The underlying risk of the bond is a peak risk, and the payment of interest and/or principal depends on the occurrence or severity of an insurance event.

Layer

Section of cover in a non-proportional reinsurance programme in which total coverage is divided into a number of consecutive layers starting at the retention or attachment point of the ceding company up to the maximum limit of indemnity. Individual layers may be placed with different (re)insurers.

Liability insurance

Insurance for damages that a policyholder is obliged to pay because of bodily injury or property damage caused to another person or entity based on negligence, strict liability or contractual liability.

Life insurance

Life insurance, sometimes referred to as life assurance, provides for a payment of a sum of money upon the death of the insured. In addition, life insurance can be used as a means of investment or saving.

Marine insurance	Line of insurance which includes coverage for property in transit (cargo), means of transportation (except aircraft and motor vehicles), offshore installations and valuables, as well as liabilities associated with marine risks and professions.
Motor insurance	Line of insurance which offers coverage for property, accident and liability losses involving motor vehicles.
Net reinsurance assets	Receivables related to deposit accounting contracts (contracts which do not meet risk transfer requirements) less payables related to deposit contracts.
Non-life insurance	All classes of insurance business with the exception of life insurance.
Non-proportional reinsurance (also excess of loss reinsurance)	Form of reinsurance in which coverage is not in direct proportion to the original insurer's loss; instead the reinsurer is liable for a specified amount which exceeds the insurer's retention.
Nuclear energy insurance	Property and liability insurance for atomic reactors, power stations or any other plant related to the production of atomic energy or its incidental processes.
Operating revenues	Premiums earned plus net investment income plus other revenues.
Premium	The payment, or one of the periodical payments, a policyholder agrees to make for an insurance policy.
Premiums earned	Premiums an insurance company has recorded as revenues during a specific accounting period.
Premiums written	Premiums for all policies sold during a specific accounting period.
Product liability insurance	Insurance of the liability of the manufacturer or supplier of goods for damage caused by their products.
Professional indemnity insurance	Liability insurance cover which protects professional specialists such as physicians, architects, engineers, lawyers, accountants and others against third party claims arising from activities in their professional field; policies and conditions vary according to profession.
Property insurance	Collective term for fire and business interruption insurance as well as burglary, fidelity guarantee and allied lines.
Proportional reinsurance	Form of reinsurance in which the premiums and claims of the insurer are shared proportionally by the insurer and reinsurer.
Quota-share reinsurance	Form of proportional reinsurance in which a defined percentage of all risks held by the insurer in a specific line is reinsured.

Reinsurance
Insurance for insurance companies which spreads the risk of the direct insurer. Includes various forms such as facultative, financial, non-proportional, proportional, quota-share, surplus and treaty reinsurance.

Reserves
Amount required to be carried as a liability in the financial statements of an insurer or reinsurer to provide for future commitments under outstanding policies and contracts.

Retention
Amount of risk which the policyholder or insurer does not insure or reinsure but keeps for its own account.

Retrocession
Amount of the risk accepted by the reinsurer which is then passed on to other reinsurance companies.

Return on equity
Net income as a percentage of time-weighted shareholders' equity.

Return on investment
Investment result as a percentage of average invested assets. Invested assets include investments, funds held by ceding companies, net cash equivalents and net reinsurance assets. Average invested assets are calculated as opening balance plus one half of the net asset turnover.

Return on operating revenues
Measure of profitability in the Life & Health Business Group: the operating result (operating income excluding realised gains and losses) as a percentage of operating revenue (premiums earned and net investment income) plus other revenues.

Return on total revenues
Measure of profitability in the Financial Services Business Group: the operating result (operating revenues less the sum of acquisition costs, claims and claim adjustment expenses and operating costs) as a percentage of operating revenues (premiums earned and net investment income plus trading revenues and fees and commissions).

Risk
Used in an abstract sense to indicate a condition of the real world in which there is a possibility of loss; also used by insurance practitioners to indicate the property insured or the peril insured against.

Risk management
Management tool for the comprehensive identification and assessment of risks based on knowledge and experience in the fields of natural sciences, technology, economics and statistics.

Securitisation
The process of aggregating similar instruments, such as credit portfolios or catastrophe risks, and marketing them to investors as a negotiable security.

Stop-loss reinsurance
A form of reinsurance that protects the ceding insurer against an aggregate amount of claims over a period, in excess of either a stated amount or a specified percentage of estimated benefit costs. An example of this type of cover is Employer Stop Loss (ESL) which is used by US companies to cap losses on self-funded group health benefit programmes. The stop-loss can apply to specific conditions or aggregate losses.

Surety insurance
Sureties and guarantees issued to third parties for the fulfilment of contractual liabilities.

Surplus reinsurance

Form of proportional reinsurance in which risks are reinsured above a specified amount.

Treaty reinsurance

Participation of the reinsurer in certain sections of the insurer's business as agreed by treaty, as opposed to single risks.

Underwriting result

Premiums earned less the sum of claims paid, change in the provision for unpaid claims and claim adjustment expenses and expenses (acquisition costs and other operating costs and expenses).

Some of the terms included in the glossary are explained in more detail in note 1 "Organisation and summary of significant accounting policies" in the Financial Statements. Swiss Re uses some of the term definitions provided by the glossary of the International Association of Insurance Supervisors (IAIS). For additional insurance terms, please refer to Swiss Re's online glossary of technical terms at: www.swissre.com

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- risks and uncertainties relating to our estimates of the losses arising from the 11 September 2001 terrorist attack in the United States;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- changes in rating agency policies or practices;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- the change in or loss of one or more of the financial or claims-paying ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Important dates

14 May 2004
140th Annual General Meeting

19 May 2004
Payment of dividend

26 August 2004
Interim results

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Title:
Annual Report 2003
Business Report

Photographs:
Urs Siegenthaler (cover page)
Andreas Seibert/Lookat (p. 38, 47)
Keystone (p. 39, 46 right)
Markus Bühler/Lookat (p. 7, 12, 13, 24, 25, 74, 75)
NOAA Photo Library (p. 46 middle)
Thomas Kern/Lookat (p. 45)

Original version in English

The Annual Report 2003 is also available
in German and French.

The web version of the Annual Report 2003
is available in English at:
www.swissre.com/annualreport

The Annual Report 2003 summary is available
in English, German and French.

Order no.: 1490793_04_en

CC, 3/04, 14 000 en

Annual Report 2003
Business Report

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com